Exhibit 99.1

Eldorado Gold Corporation
Annual Information Form
in respect of the Year-Ended December 31, 2022

Dated: March 30, 2023

ELD (TSX)	EGO (NYSE)

About this Annual Information Form
Throughout this annual information form (AIF), references to “we,” “us,” “our,” “Eldorado” and the “Company” mean Eldorado Gold Corporation and its subsidiaries. References to “Eldorado Gold” mean Eldorado Gold Corporation only. References to “this year” mean 2022.
For all other defined technical and other terms, please refer to our Glossary section on page 108.
All dollar amounts are in United States dollars unless stated otherwise.
Except as otherwise noted, the information in this AIF is as of December 31, 2022. We prepare the financial statements referred to in this AIF in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board, and file the AIF with appropriate regulatory authorities in Canada and the United States. Information on our website is not part of this AIF, or incorporated by reference. Filings on SEDAR are also not part of this AIF or incorporated by reference, except as specifically stated. For greater certainty, Eldorado’s Climate Change & GHG Emissions Report, as well as each of the Kışladağ Technical Report, Efemçukuru Technical Report, Olympias Technical Report, Skouries Technical Report and Lamaque Technical Report are expressly excluded from incorporation by reference herein.
You can find more information about Eldorado Gold, including information about executive and director compensation and indebtedness, principal holders of our securities, and securities authorized for issuance under equity compensation plans (such as our incentive stock option plan and performance share unit plan, among others), in our most recent management proxy circular filed on SEDAR (www.sedar.com) under the name Eldorado Gold Corporation. For additional financial information, you should also read our audited consolidated financial statements (2022 FS) and management’s discussion and analysis (MD&A) for the year ended December 31, 2022. You can find these documents and additional information about the Company filed under our name on SEDAR (www.sedar.com) and EDGAR (www.sec.gov), or you can ask us for a copy by writing to:
Eldorado Gold Corporation
Corporate Secretary
11th Floor, 550 Burrard Street
Vancouver, British Columbia, V6C 2B5

i

Forward-Looking Information and Risks
Certain of the statements made and information provided in this AIF are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “believes,” “continue,” “estimates,” “expected,” “expects,” “forecast,” “foresee,” “future,” “goal,” “guidance,” “intends,” “opportunity,” “outlook,” “plans,” “project,” “scheduled,” “strive,” or “target” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “can,” “could,” “may,” “might,” “will” or “would” be taken, occur or be achieved.
Forward-looking statements or information contained in this AIF include, but are not limited to, statements or information with respect to:
•the duration, extent and other implications of the coronavirus (“COVID-19”) and any restrictions and suspensions with respect to our operations;
•Eldorado Gold’s capital resources and business objectives;
•Eldorado Gold’s guidance and outlook, including expected production, cost guidance and recoveries of ore, including:
•increased heap leach recoveries;
•the underground decline at the Triangle mine and the associated benefits;
•expansion at Lamaque project (“Lamaque”);
•sustaining and growth capital expenditures, including the sources thereof; and
•statements regarding the Company restarting construction and development at its Skouries project;
•operations at the Kışladağ project (“Kışladağ”), including expected gold production resulting from a ramp-up of the high-pressure grinding roll circuit;
•Eldorado Gold’s strategy and expectations with respect to currency holdings, hedging and inflation;
•the Company’s compliance with the Sustainability Integrated Management System;
•operations at Lamaque, including the Company’s compliance with ISO 45001 and its certification thereunder and the timing of the site’s verification under Towards Sustainable Mining standards;
•the Company’s strategy with respect to Human Rights Impact Assessments at its Greek and Turkish operations, including the timing thereof;
•the Company’s intentions with respect to its response to the Carbon Disclosure Project’s Climate Change and Water surveys, including the timing and frequency thereof;
•the Company’s strategy with respect to the Voluntary Principles on Security and Human Rights;
•favourable economics for the Company’s heap leaching plan and the ability to extend mine life at Eldorado’s projects;
•sales from the Olympias project (“Olympias”), including the imposition of the value-added tax thereon;
•modification to the Kassandra Mines Environmental Impact Assessment, including the approval and timing thereof;
•the Company’s strategy with respect to the Kassandra Mines, including the anticipated results therefrom;
•the potential sale of any of our non-core assets, including the Certej project;
•planned capital and exploration expenditures;
•conversion of mineral resources to mineral reserves;
•Eldorado Gold’s expectation as to its future financial and operating performance, including expectations around generating free cash flow;
•expected metallurgical recoveries and improved concentrate grade and quality;
•intentions and expectations regarding non-IFRS financial measures and ratios;
•gold price outlook and the global concentrate market;
•Eldorado’s targets, intentions and expectations related to greenhouse gas emissions, including the timing thereof and operations related thereto;
•Eldorado’s strategy, plans and goals, including its proposed exploration, development, construction, permitting and operating plans and priorities and related timelines and schedules;
•nomination of the Company’s directors in 2023; and
•results of litigation and arbitration proceedings.
Forward-looking statements or information is based on a number of assumptions, that management considers reasonable, however, if such assumptions prove to be inaccurate, then actual results, activities, performance or achievements may be materially different from those described in the forward-looking statements or information. These include assumptions concerning: our 2023 outlook, results from drilling at Ormaque; advancement of technical work in respect of Lamaque; advancement of technical work and construction at Skouries; benefits of the improvements at Kışladağ; how the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the COVID-19 pandemic; the associated benefits of the completed underground decline at the Triangle mine; the benefits of using dry stack tailings; timing of advancement and completion of construction, technical work and receipt of approvals, at Skouries and/or other development projects in Greece; the results of our exploration programs; the geopolitical, economic, permitting and legal climate that Eldorado operates in; the future price of gold and other commodities; the global concentrate market; exchange rates; anticipated values, costs and expenses; production and metallurgical recoveries; mineral reserves and resources; and the impact of acquisitions, dispositions, suspensions or delays on the Company’s business and the Company’s ability to achieve its goals. In addition, except where otherwise stated, Eldorado has assumed a continuation of existing business operations on substantially the same basis as exists at the time of this AIF.
Forward-looking statements or information is subject to known and unknown risks, uncertainties and other important factors that may cause actual results, activities, performance or achievements to be materially different from those described in the forward-looking statements or information. These risks, uncertainties and other factors include, among others: inability to meet production guidance; inability to realize the benefits of the decline between Sigma mill and the Triangle underground mine; poor results from drilling at Ormaque; inability to complete expansion and optimization at Kışladağ or to meeting expected timing thereof, or to achieve the benefits thereof; inability to assess taxes in Türkiye or depreciation expenses; inability to conduct Olympias stakeholder discussions; risks relating to the ongoing COVID-19 pandemic and any future pandemic, epidemic, endemic or similar public health threats; risks relating to our operations being located in foreign jurisdictions; community relations and social license; climate change; liquidity and financing risks; development risks at Skouries and other development projects; indebtedness, including current and future operating restrictions, implications of a change of control, ability to meet debt service obligations, the implications of defaulting on obligations and change in credit ratings; environmental matters; waste disposal; the global economic environment; government regulation; reliance on a limited number of smelters and off-takers; commodity price risk; mineral tenure; permits; risks relating to environmental, sustainability and governance practices and performance; non-governmental organizations; corruption, bribery and sanctions; litigation and contracts; information technology systems; estimation of mineral reserves and mineral resources; production and processing estimates; credit risk; actions of activist shareholders; price volatility, volume fluctuations and dilution risk in respect of Eldorado Gold shares; reliance on infrastructure, commodities and consumables; currency risk; inflation risk; interest rate risk; tax matters; dividends; financial reporting, including relating to the carrying value of the Company’s assets and changes in reporting standards; labour, including relating to employee/union relations, employee misconduct, key personnel, skilled workforce, expatriates and contractors; reclamation and long-term obligations; regulated substances; necessary equipment; co-ownership of the Company’s properties; acquisitions, including integration risks, and dispositions; the unavailability of insurance; conflicts of interest; compliance with privacy legislation; reputational issues; competition; and those risk factors discussed in the section titled “Risk Factors in Our Business” below.
Forward-looking statements and information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes. There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change.

Reporting Mineral Reserves and Mineral Resources

There are differences between the standards and terms used for reporting mineral reserves and resources in Canada, and in the United States pursuant to the United States Securities and Exchange Commission’s (the “SEC”). The terms mineral resource, measured mineral resource, indicated mineral resource and inferred mineral resource are defined by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) and the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council, and must be disclosed according to Canadian securities regulations.

These standards differ from the requirements of the SEC applicable to domestic United States reporting companies. Accordingly, information contained in this AIF with respect to mineral deposits may not be comparable to similar information made public by United States companies subject to the SEC’s reporting and disclosure requirements.

Except as otherwise noted, Simon Hille, FAusIMM, our Senior Vice President, Technical Services and Operations, is the “Qualified Person” under NI 43-101 responsible for preparing or supervising the preparation of, or approving the scientific or technical information contained in this AIF for all our properties except Quebec. With respect to our properties in Quebec, Jessy Thelland, géo (OGQ No. 758) a member in good standing of the Ordre des Géologues du Québec, is the qualified person as defined in NI 43-101 responsible for, and has verified and approved, the scientific and technical disclosure contained in this AIF. Simon Hille and Jessy Thelland are employees of the Company.

About Eldorado Gold
Eldorado Gold owns and operates mines around the world, primarily gold mines, but also a silver-lead-zinc mine. Its activities involve all facets of the mining industry, including exploration, acquisition, financing, development, production, sale of mineral products, and reclamation. Our business is currently focused in Türkiye, Canada and Greece. Eldorado Gold is governed by the Canada Business Corporations Act (CBCA) and is headquartered in Vancouver, British Columbia.
Each operation has a general manager and operates as a decentralized business unit within the Company. We manage exploration, merger and acquisition strategies, corporate financing, global tax planning, consolidated financial reporting, regulatory compliance, commodity price and currency risk management programs, investor relations, engineering for capital projects and general corporate matters centrally, at our head office in Vancouver. Our risk management program is developed by senior management and monitored by the board of directors (the “Board of Directors” or “Board”).

Properties as of March 30, 2023

Operating Gold Mines:
•Kışladağ, Türkiye (100%)
•Efemçukuru, Türkiye (100%)
•Lamaque, Canada (100%)
•Olympias, Greece (100%)
Other Mines and Development Projects:
•Skouries, Greece (100%) development project
•Stratoni, Greece (100%), silver-lead-zinc mine, currently on care and maintenance
•Perama Hill, Greece (100%) development project, currently on care and maintenance status
Kişladağ, Efemçukuru, Lamaque, Olympias and Skouries are material properties for the purposes of NI 43-101. The term Kassandra Mines is used throughout this AIF to reference the Stratoni and Olympias mines and Skouries project. The Stratoni mine consists of two deposits: Mavres Petres and Madem Lakkos, which were mined out previously. On October 15, 2021, we announced that operations at Stratoni would be suspended at the end of 2021. The mine and plant were transferred to care and maintenance during 2022. We have been undertaking in Greece a significant transformation process to improve the performance of the Kassandra mines. The Lamaque operations consists of one active mine, the Triangle mine.
Eldorado Gold Corporation
Head Office:
11th Floor, 550 Burrard Street
Vancouver, British Columbia, V6C 2B5
Telephone: 604.687.4018
Facsimile: 604.687.4026
Website: www.eldoradogold.com
Registered Office:
Suite 2900 – 550 Burrard Street
Vancouver, British Columbia, V6C 0A3

Our corporate structure is illustrated in the chart below (other than those subsidiaries permitted to be excluded under applicable securities laws).

ELDORADO GOLD CORPORATION

CORPORATE ORGANIZATION CHART

March 27, 2023

Eldorado Gold Corporation (CBCA)
100%
Eldorado Pacific Pty Limited (Australia)
Eldorado Gold Holdings (BC) Ltd. (BC)
Sao Bento Holdings Ltd. (Barbados)
Eldorado Gold (Quebec) Inc. (BC)
Eldorado Gold (Canada) Corp. (BC)
Eldorado Gold Insurance Corporation (Barbados)
Eldorado Gold (Barbados) Limited
100%
Sino Gold Mining Pty Limited (Australia)
100%
Sino Gold HLJ Limited (Barbados)
70%
Sino Gold Heilongjiang Strike Mining Limited (PRC)
100%
Brazauro Resources Corporation (BC)
100%
100%
Lamaque/Sigma Infrastructure
99.99%
Eldorado Gold Cooperatief U.A. (Netherlands)
100%
Eldorado Gold (Romania) BV (Netherlands)
100%
European Goldfields Deva SRL (Romania)
80.5%
Deva Gold SA (Romania)
100%
Eldorado Thrace (Greece) BV (Netherlands)
100%
Thracean Gold Mining (Greece)
100%
Scarborough Minerals International BV (Netherlands)
100%
Kyprou Gold Ltd. (UK)
100%
Thrace Investments BV (Netherlands)
100%
Thrace Minerals SA (Greece)
100%
Eldorado Gold (Netherlands) BV
100%
Eldorado Gold (Greece) BV (Netherlands)
100%
Eldorado Gold (Hellas) BV (Netherlands)
100%
Hellas Gold SA (Greece)
100%
Macedonian Copper Mines SA (Greece)
50%
Greek Nurseries SA (Greece)
100%
100%
SG Resources BV (Netherlands)
100%
Tuprag Metal Madencilik Sanayi ve Ticaret AS (Turkey)
100%
Tuprag Export Ihracat Ticaret Ltd. (Turkey)
100%
Tuprag Tarim Gida Sanayive Ticaret Ltd. Sirketi (Turkey)
49%
Tuprag Gayrimenkul Danismanlik Hizmetleri Ticaret AS (Turkey)
100%
100%
Eldorado Gold Services B.V. (Netherlands)
75%
SHK BV (Netherlands)
100%
SHK AS (Turkey)
60%
Madalyon B.V. (Netherlands)
100%
Madalyon A.S. (Turkey)
100%
Lamaque Mine (Canada)
100%
Bolcana (Romania)
Certej (Romania)
100%
Perama Hill Gold Project (Greece)
100%
Sapes Gold Project (Greece)
Skouries Project (Greece)
Olympias Mine (Greece)
Stratoni Mine (Greece)
Kisladag Gold Mine (Turkey)
Efemcukuru Gold Mine (Turkey)

Subsidiaries
We abbreviate and refer to our subsidiaries as follows:
•Deva Gold S.A. (“Deva Gold”)
•Hellas Gold Single Member S.A. (“Hellas Gold”)
•Eldorado Gold (Québec) Inc. (formerly Integra Gold Corp. (“Integra Gold”))
•SG Resources B.V. (“SG”)
•Thracean Gold Mining S.A. (“Thracean”)
•Thrace Minerals S.A. (“Thrace Minerals”)
•Tüprag Metal Madencilik Sanayi ve Ticaret AS (“Tüprag”)

Key Events in Our Recent History
2020
In January 2020, the Company announced the discovery of the new high grade gold Ormaque zone at its wholly owned Lamaque operations. This discovery, now called the Ormaque deposit, is located in a previously drilled area approximately midway between the historically mined Sigma deposit and the actively mined Triangle deposit, in close proximity to the transportation decline linking the Triangle mine and the Sigma Mill.
In February 2020, the Company announced a 15-year mine life at Kışladağ based on the completed long-cycle heap leach testwork and the replacement of the tertiary crushing circuit with a high-pressure grinding roll (“HPGR”) circuit. Results of the testwork indicate that increased leach time at Kışladağ, in conjunction with HPGR, increases heap leach life of mine recovery to approximately 56% and extends mine life through 2034. A new mineral reserve was developed for Kışladağ in connection therewith. The Company believes there is potential for further increases in recovery with optimization of the HPGR circuit, which could lead to higher gold production.
As a result of the decision to not advance with construction of a mill, an impairment reversal of $100.5 M was recognized as at December 31, 2019 relating to the 2018 impairment of the Kışladağ leach pad and related plant and equipment. An additional impairment charge of $15.3 M was also recorded as at December 31, 2019 relating to capitalized costs of the mill construction project.
In March 2020, in accordance with the Québec provincial government-mandated restrictions to address the COVID-19 situation in the province, the Company announced that it would temporarily minimize operations at Lamaque. Between March 25, 2020 and April 14, 2020, all operational activity was ramped down and only essential personnel responsible for maintaining appropriate health, safety, security and environmental systems remained on site.
In March 2020 the Company received a Certificate of Authorization from the Québec Ministry of Environment to allow for the expansion of underground production from the Triangle deposit at Lamaque from 1,800 tonnes per day (“tpd”) to 2,650 tpd.
In March 2020 the Company drew $150 M under its revolving credit facility as a proactive measure in light of the uncertainty surrounding the COVID-19 pandemic.

In April 2020, Catharine Farrow was elected to the Board of Directors at the Company’s Annual General Meeting.
In June 2020 the Company announced that it commenced construction of a three kilometer decline from the Sigma mill to the 405 metre level of the Triangle mine. Benefits to the decline include:
•Eliminating surface re-handling and haulage (approximately 26 km round trip) of ore from the Triangle mine to the Sigma mill, reducing carbon emissions, costs, and removing haulage traffic from the public road network,
•Reducing the energy requirements for mine ventilation,
•Supplying a means of secondary egress and ventilation to the Triangle mine, increasing safety underground,
•Providing underground access for lower cost exploration in the prospective area between the Triangle mine and the historic Sigma and Lamaque mines – including further drilling of the Plug 4, Parallel and Ormaque deposits, and
•Facilitating increased future production from the Triangle mine (contingent on continued reserve expansion) and allowing for mining of the Parallel and Ormaque deposits.
In June 2020, the Company announced several developments in Greece, including:
•Eldorado completed a purchase of the 5% of Hellas Gold shares that were owned by Ellaktor, resulting in the Company being the sole shareholder in Hellas Gold,
•New Environmental Law 4685/2020 was passed by the Greek Parliament in May 2020 which modernizes Greek legislation to European Union (“EU”) standards, and
•Relocation of certain archeological items from Skouries to commence per the local archeological chamber’s instructions.
In August 2020, the Company redeemed $58.6 M aggregate principal amount of its senior secured notes.

In September 2020, the Company announced that Dr. Michael Price would be stepping down from the Company’s Board effective September 30, 2020. Judith Mosely joined the Board effective September 1, 2020.
In September 2020, the Company completed the sale of its Vila Nova mine in Brazil for total consideration of $10.0 M.
In October 2020, Lisa Ower, VP, Human Resource was promoted to EVP, People and External Affairs.
In November 2020, the Company provided an update on its exploration programs, including:
•At Lamaque, new high-grade drill intercepts from the C2, C6 and C7 zones highlight the resource growth potential of the Triangle deposit; in addition, numerous new intercepts continue to grow the recent Ormaque discovery.
•At Efemçukuru, drill results confirm continuity of high gold grades within mineralized shoots at the Kokarpinar Middle and Kokarpinar South areas, advancing this vein system to resource conversion drilling stage.
•At Stratoni, a new discovery of a lower massive sulfide lens of over 20 metres estimated true thickness just below current mine development provides significant resource growth potential.
In December 2020, the Company redeemed $7.5 M aggregate principal amount of its senior secured notes.
2021
In January 2021, the Company entered into a definitive arrangement agreement with QMX to acquire the remaining outstanding shares of QMX. The acquisition closed on April 7, 2021 for share consideration of CDN $81 M ($64 M), and cash consideration of CDN $28 M ($22 M).
In January 2021, Eldorado launched its internal Sustainability Integrated Management System (“SIMS”), which provides minimum standards for health, safety, environmental, social and security performance across Eldorado’s sites. SIMS is aligned with leading international standards include the Responsible Gold Mining Principles, Towards Sustainable Mining (“TSM”), The International Cyanide Management Code and the Voluntary Principles on Security and Human Rights.
In January 2021, Mr. Steven Reid was appointed as Chair of the Board, replacing Mr. George Albino, who remained on the Board as a Director.
In February 2021, the Company announced its wholly-owned subsidiary, Hellas Gold entered into an amended investment agreement (the “Investment Agreement”) with the Hellenic Republic to govern the further development, construction and operation of the Skouries, Olympias and Stratoni mines and facilities in northern Greece (collectively the “Kassandra Mines”). The Investment Agreement amends the 2003 transfer agreement between Hellas Gold and the Hellenic Republic (the “Transfer Agreement”), and provides a modernised legal and financial framework to allow for the advancement of Eldorado’s investment in the Kassandra Mines. The Investment Agreement was subsequently ratified by the Hellenic Republic and the amendments to the Transfer Agreement became legally effective on March 23, 2021.
In February 2021, the Company announced a maiden resource estimate for the recently-discovered Ormaque deposit near its Lamaque operations in Québec. Inferred mineral resources for Ormaque are 2.6 M tonnes at a grade of 9.5 grams per tonne gold, for 803,000 ounces of contained gold.
On March 30, 2021, the Company completed a flow-through private placement of 1,100,000 common shares at a price of CDN $16.00 per share for proceeds of CDN $17.6 M ($13.9 M). The proceeds were used to fund the Lamaque decline project.
In April 2021, the Greek Ministry of Energy and Environment has approved a modification to the Kassandra Mines Environmental Impact Assessment (“EIA”) to allow for the use of dry stack tailings disposal at the Skouries project. Dry stack technology involves filtering tailings to remove water prior to stacking and compacting the dry material in a designated tailings area.
In July 2021, the Company acquired 15,041,746 common shares of Probe Metals Inc. (“Probe”) at a price of $1.575 per share for an aggregate purchase price of CDN $24 M ($19 M). Immediately following the acquisition, Eldorado owned 11.5% of the outstanding shares of Probe. The shares were acquired pursuant to a private transaction.

In August 2021, the Company completed an offering of $500 M aggregate principal amount of 6.25% senior notes due 2029 (the “Notes”). Eldorado used the net proceeds from the sale of the Notes to redeem its outstanding $234 M 9.5% Senior Secured Notes (as defined below) due 2024 effective September 9, 2021, to repay all amounts outstanding under its existing term loan facility, to repay all amounts outstanding under its existing revolving credit facility, to pay fees and expenses in connection with the foregoing. The remaining net proceeds are to be used for general corporate purposes.
In September 2021, the Company provided an update on its exploration programs including:
•At Lamaque, infill drilling at the Ormaque deposit has confirmed grade continuity within ore lenses of the maiden inferred resource and has expanded several lenses laterally. Drillholes testing deeper levels identified several new mineralized zones.
•At Lamaque, significant drill results from the Bonnefond deposit in the recently acquired Bourlamaque project area (formerly QMX project area) indicate additional upside potential.
•At Efemçukuru, drilling at Kokarpinar focused on both conversion drilling within inferred resources and testing the previously undrilled Kokarpinar Northwest Splay.
In October 2021, the Company executed an amended and restated senior secured credit facility (the “Fourth ARCA”). The Fourth ARCA consists of a $250 M revolving senior secured credit facility with an option to increase the available credit by $100 M through an accordion feature, as well as a letter of credit facility. The Fourth ARCA amends and replaces the May 2019 $450 M senior secured credit facility. For more information on our senior notes and Fourth ARCA, please refer to page 90.
On October 15, 2021, the Company announced that operations at Stratoni would be suspended at the end of 2021. The mine and plant are planned to transfer to care and maintenance during 2022.
On October 27, 2021, the Company completed a sale of the Tocantinzinho Project, a non-core gold asset in Brazil. Eldorado received $20 M in cash consideration and 46,926,372 common shares of G Mining Ventures Corp (“GMIN”), representing 19.9% of the outstanding common shares of GMIN at the sale date. Deferred cash consideration of $60 M is payable on the first anniversary of commercial production of the Project, with an option to defer 50% of the consideration at a cost of $5 M.
In December 2021, the Company published the results of the Skouries Project Feasibility Study. Skouries is a high-grade gold-copper asset with a 20-year mine life and expected average annual production of 140,000 ounces of gold and 67 M pounds of copper (combined approximately 312,000 ounces gold equivalent). Highlights of the study (at an estimated gold price of $1,500 per ounce and an estimated copper price of $3.85 per pound) include an after-tax Internal rate of return (“IRR”) of 19% and an after-tax net present value (“NPV”) (5%) of $1.3 B.
In December 2021, the Company announced the successful completion of the Triangle-Sigma decline project at Lamaque. The completion of the growth project, connecting the ore transportation ramp between the Triangle mine and the Sigma processing plant, was on schedule and on budget.
In December 2021, the Company announced completion of the commissioning of the High Pressure Grinding Roll Circuit (“HPGR”) at Kışladağ. The circuit, a key growth project, is expected to increase recovery by approximately 4% to 56%.
In December 2021, the Company updated its Reserve and Resource statement. The Company’s Proven and Probable gold Reserves totalled 15.3 M ounces as of September 30, 2021, compared to 17.7 M ounces as of December 31, 2020, a decrease of 14%.
2022 to Date
In January 2022, the Company announced the appointment of Ms. Carissa Browning to the Board of Directors,
In February 2022, the Company published its inaugural Climate Change and Greenhouse Gas Emissions (“GHG”) Report, outlining a target of mitigating GHG emissions by 30% from 2020 levels, by 2030 on a ‘business as usual’ basis; equal to approximately 65,000 tonnes of carbon dioxide equivalent.

On February 24, 2022, the Company announced the results of a technical study updating the current Lamaque operation, updated economics on the Upper Triangle zones (zones C1 through C5), as well as preliminary economic assessment on the inferred resources on the Lower Triangle zones (zones C6 through C10) and the Ormaque deposit. Highlights of the study using a gold price assumption of $1,500 per ounce include:
•NPV (5%) of $459 M for the Upper Triangle reserves
•NPV (5%) of $162 M for the Lower Triangle inferred resources
•NPV (5%) of $197 M for the Ormaque inferred resource
•An updated resources for the Ormaque deposit totaling 2,223,000 tonnes at a grade of 11.74 g/t gold of inferred resources, for 839,000 contained ounces of gold
In September 2022, the Company entered into a mandate letter (the “Mandate Letter”) with Greek banks for a credit committee approved €680 M project finance facility for the development of the Skouries project in Northern Greece. The Mandate Letter includes a long-form term sheet, which contains customary terms and conditions, including with respect to due diligence, and remains subject to negotiation of definitive binding loan documentation and to other approvals and conditions, including board approval. The Company’s $250 M amended and restated senior secured credit facility also was also amended in September 2022 to permit the revolving credit facility to be used to provide a bank-issued letter of credit in favour of the Greek banks under the Mandate Letter, if and when definitive binding loan documentation is entered into. The bank-issued letter of credit would be used to backstop the Company’s expected equity commitments to Hellas Gold S.A. in respect of the expected development and construction of the Skouries project in Northern Greece.

In December 2022, the Company announced that its wholly-owned subsidiary, Hellas Gold S.A has entered into a €680 M project financing facility (the “Term Facility”) for the development of the Skouries project in Northern Greece with National Bank of Greece S.A. and Piraeus Bank S.A. as lead arrangers. Consistent with the Company’s previous disclosure, the Term Facility will provide 80% of the expected future funding required to complete the Project, which is approximately half-built. The Term Facility is non-recourse to Eldorado and the collateral securing the Term Facility covers the Skouries Project and the Hellas operating assets. The remaining 20% of Project funding is expected to be fully covered by Eldorado’s existing cash and future cash flow from operations. Until such further equity is fully invested, Eldorado’s investment undertaking for the Project will be fully backstopped by a letter of credit from the Company’s Revolving Credit Facility. Drawdown on the Term Facility is subject to customary closing conditions. The Company expects such conditions to be satisfied and the initial drawdown to occur early in the second quarter of 2023.
On December 15, 2022 , the Company announced that its Board of Directors approved, conditional upon the initial drawdown of the Term Facility, the investment decision and full re-start of construction at Skouries.

About our Business

Eldorado is a global gold and base metals producer. We believe our international expertise in exploration, mining, finance and project development places us in a strong position to grow in value and deliver returns for our stakeholders as we create and pursue new opportunities.

Eldorado’s strategy is to focus on jurisdictions that offer the potential for long-term growth and access to high-quality assets. Fundamental to executing on this strategy is the strength of the Company’s in-country teams and stakeholder relationships. The Company has a highly skilled and dedicated workforce of over 4,700 people worldwide, with the majority of employees and management being nationals of the country of operation. Through discovering and acquiring high-quality assets, safely developing and operating world-class mines, growing resources and reserves, responsibly managing impacts and building opportunities for local communities, Eldorado strives to deliver value for all its stakeholders.

From time to time, we may evaluate and re-align our business objectives, including considering suspension or delay of projects or disposition of assets.
We are committed to the following four strategic priorities:
•Quality Assets
Our business is based on a portfolio of long-life, low-cost assets in prospective jurisdictions. Our goal is to manage our asset portfolio to allow the Company to achieve long-term growth with solid margins and enhance our ability to generate free cash flows and earnings per share.
•Operational Excellence
We invest in new technologies and continue training our people in order to increase productivity, reduce risk and operate to guidance year-on-year. We also work to complete these goals in a socially responsible and sustainable manner.
•Capital Discipline
Capital discipline underpins every business decision we make. Eldorado Gold considers all competing uses of cash and prioritizes capital for sustaining its operations and developing its key projects.
•Accountability
We are committed to doing business honestly, respecting our neighbors, minimizing our environmental impacts and keeping our people safe. Operating this way is essential to the sustainability of our business.
An Overview of Our Business
Below we describe each stage of the mining life cycle and the role of our dedicated teams at each phase.
Exploration

Eldorado’s exploration and corporate development teams actively look for potential new assets within our focus jurisdictions and in new regions. They assess early and advanced stage exploration projects, acquire licenses through staking prospective open ground, commercial agreements and participation in license auctions and conduct near-mine and grassroots exploration programs with the primary goal of adding value through discovery and increasing our mineral resources and reserves. Our exploration programs are focused primarily in the countries in which we operate: Canada, Greece and Türkiye . During grassroots exploration, our exploration teams visit prospective areas to conduct geological surveys and sampling, often partnering with other companies to benefit from their local knowledge and experience. If results indicate a potential mineralized deposit, we drill exploration holes to determine whether economically viable concentrations of metals may exist. Successful projects will continue to advanced exploration, wherein drilling programs will define mineral resources for evaluation purposes.

Evaluation and Development
During the evaluation and development stage, our engineering, technical services and metallurgy teams conduct studies to determine:
•the mineral reserves contained in a project;
•the optimal mining methods and mineral recovery processes;
•the required infrastructure;
•the best placement and design of facilities, based on impact and migration assessments; and
•the required mine monitoring, closure and reclamation plans.
These studies provide information on the capital costs required for development and the longer-term economics of the project. We are then able to decide if a capital investment makes economic sense, and meets our required return rate in order to make capital allocation and construction decisions.
Construction
The project Environmental Impact Assessment (“EIA”) (also known as an Environmental Impact Study (“EIS”)) and other relevant permits require approval by government authorities. Once we have received this along with management’s investment committee approval as well as board approval to proceed, our capital projects team can begin construction. Explicit requirements described in each EIA guide our activities and help us manage any social and environmental risks.
This construction phase requires the greatest input of capital and resources over a project’s life cycle, and throughout this phase we can add significant value to local economies through local job growth and procurement.
Mining and Processing
During production, our operations team and site personnel are responsible for mining and extracting ore from our underground mines (Efemçukuru, Olympias, Lamaque) and open pit mine (Kışladağ) as well as exploring for new reserves to expand production and mine life. The ore is processed on-site to produce concentrates or doré. Any leftover materials generated by our mining activities, which typically include topsoil, waste rock and tailings, are either placed on-site in engineered facilities for storage and treatment, or reused elsewhere on-site as part of construction activities, rehabilitation, or as underground backfill. Rigorous environmental monitoring – to test air, water and soil quality, noise, blast vibration and dust levels – enables us to comply with environmental regulations and our operating licenses and permits.
Reclamation and Closure
Restoring the land so it is compatible with the surrounding landscape is a priority for us and our communities in which we operate. How we conduct our rehabilitation in one jurisdiction impacts how we are welcomed in another. Therefore, prior to and throughout a mine’s operation, our operations teams develop and continuously enhance plans for the mine’s future closure in order to:
•protect public health and safety;
•prevent environmental damage;
•return the land to a natural condition, or an acceptable and productive alternative; and
•provide for long-term social and economic benefits
Sales of Mineral Products
We produce gold doré as well as gold, silver, lead and zinc contained in concentrates. Our in-country marketing teams are responsible for finding downstream smelters and refineries and establishing long-term working relationships and purchase agreements. These agreements outline the terms and conditions of payment for our products, and specify parameters and penalties for the quantity, quality and chemical composition of our doré and concentrate.
The gold doré produced at Kışladağ is refined to market delivery standards at gold refineries in Türkiye and sold at the spot price on the Precious Metal Market of the Borsa Istanbul. Gold doré is produced at Lamaque and is sold to local refineries in Ontario.
Contracts are also in place for the sale of concentrates from Greece and Türkiye . These include gold concentrates from Efemçukuru and Olympias as well as lead/silver and zinc concentrates from Olympias. These concentrates are sold under contract and are paid for at prevailing spot prices for the contained metals.

Production and Costs

				2022
	2022	2021	Change	First quarter	Second quarter	Third quarter	Fourth quarter
Total
Gold ounces produced	453,916	475,850	(21,934)	93,209	113,462	118,792	128,453
Production costs ($M)	459.6	449.7	9.90	104.6	109.3	123.5	122.2
Cash operating costs[1] ($/oz sold)	788	626	162	835	788	803	741
Total cash costs[1] ($/oz sold)	878	715	163	941	879	892	818
All-in sustaining costs[1] ($/oz sold)	1,276	1,068	208	1,346	1,270	1,259	1,246
Revenue ($M)	872.0	940.9	(68.9)	194.7	213.4	217.7	246.2
Average realized gold price[1] ($/oz sold)	1,787	1,781	6	1,889	1,849	1,688	1,754
Kişladağ
Gold ounces produced	135,801	174,365	(38,564)	29,779	27,973	37,741	40,307
Tonnes to pad	11,287,923	11,273,772	14,151	2,080,062	2,913,262	3,045,851	3,248,748
Grade (grams per tonne)	0.74	0.75	(0.01)	0.61	0.76	0.71	0.82
Production costs ($M)	120.1	122.6	(2.5)	30.1	25.1	32.7	32.2
Cash operating costs[1] ($/oz sold)	773	583	190	861	798	752	709
All-in sustaining costs[1] ($/oz sold)	1,000	797	203	1,084	1,090	993	884
Lamaque
Ounces produced	174,097	153,201	20,896	33,377	46,917	42,454	51,349
Tonnes milled	833,297	749,715	83,582	202,359	225,107	184,599	221,232
Grade (grams per tonne)	6.65	6.54	0.11	5.27	6.63	7.28	7.41
Production costs ($M)	116.7	99.0	17.7	27.2	31.5	28.8	29.2
Cash operating costs[1] ($/oz sold)	642	616	26	763	657	650	541
All-in sustaining costs[1] ($/oz sold)	1,036	1,017	19	1,182	985	1,106	925
Efemçukuru
Gold ounces produced	87,685	92,707	(5,022)	21,057	22,793	22,473	21,362
Tonnes milled	544,450	528,212	16,238	131,894	136,513	139,203	136,840
Grade (grams per tonne)	5.82	6.51	(0.69)	5.95	5.96	5.74	5.63
Production costs ($M)	73.1	67.2	5.9	17.0	20.6	17.7	17.9
Cash operating costs[1] ($/oz sold)	701	551	150	648	706	709	738
All-in sustaining costs[1] ($/oz sold)	1,091	901	190	999	1,180	1,039	1,138
Olympias
Gold ounces produced	56,333	55,577	756	8,996	15,779	16,123	15,435
Tonnes milled	395,711	405,793	(10,082)	85,813	105,860	102,608	101,430
Grade (grams per tonne)	8.00	7.33	0.67	6.16	8.15	8.80	8.59
Production costs ($M)	149.5	113.4	36.1	30.2	32.1	44.3	42.9
Cash operating costs[1] ($/oz sold)	1,409	930	479	1,449	1,446	1,466	1,325
All-in sustaining costs[1] ($/oz sold)	2,155	1,715	440	2,399	2,346	2,070	1,998
Stratoni[2]
Lead/zinc concentrate tonnes sold	—	32,373	(32,373)	—	—	—	—
1 These financial measures and ratios are non-IFRS financial measures or ratios. See the section ‘How we measure our costs’ in this document for explanations and discussion of these non-IFRS financial measures or ratios.
2 Operations at the Stratoni mine were suspended at the end of 2021 and the mine was placed on care and maintenance in 2022.

How we Measure Our Costs
The Company has included certain non-IFRS financial measures and ratios in this document, as discussed below. The Company believes that these financial measures and ratios, in addition to conventional measures prepared in accordance with IFRS, provide investors with an ability to evaluate the underlying performance of the Company. The non-IFRS financial measures and ratios are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These financial measures and ratios do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers. Certain additional disclosures for these non-IFRS financial measures and ratios have been incorporated by reference and can be found in the section ‘Non-IFRS and Other Financial Measures and Ratios’ in the December 31, 2022 MD&A filed on February 23, 2023 available on SEDAR (www.sedar.com).
Costs are calculated using the standard developed by the Gold Institute, a worldwide association of suppliers of gold and gold products including leading North American gold producers. The Gold Institute stopped operating in 2002, but its standard is still widely used in North America to report cash costs of production. Adoption of the standard is voluntary, so you may not be able to compare the costs reported here to those reported by other companies.
Cash Operating Costs (C1) and Cash Operating Costs per Ounce Sold
Cash operating costs and cash operating cost per ounce sold are non-IFRS financial measures and ratios. In the gold mining industry, these metrics are common performance measures but do not have any standardized meaning under IFRS. The Company calculates costs following the recommendations of the Gold Institute Production Cost Standard. Cash operating costs include direct operating costs (including mining, processing and administration), treatment, refining and transportation charges, but exclude royalty expenses, depreciation and amortization, share based payment expenses and reclamation costs. Revenue from sales of by-products including silver, lead and zinc reduce cash operating costs. Cash operating costs per ounce sold is calculated by dividing cash operating costs by gold ounces sold in the period. The Company discloses cash operating costs and cash operating cost per ounce sold as it believes these measures assist investors and analysts in evaluating the Company’s operating performance and ability to generate cash flow. The most directly comparable IFRS measure is production costs.
Total Cash Costs, Total Cash Costs per Ounce Sold
Total cash costs, a non-IFRS financial measure, is defined as the sum of cash operating costs (as defined above) and royalties. Total cash costs per ounce sold is calculated by dividing total cash costs by gold ounces sold in the period. The Company discloses total cash costs and total cash costs per ounce sold as it believes these measures assist investors and analysts in evaluating the Company’s operating performance and ability to generate cash flow. The most directly comparable IFRS measure is production costs.
All-in Sustaining Cost (AISC), AISC per Ounce Sold
AISC and AISC per ounce sold are non-IFRS financial measures and ratios. AISC is defined based on the definition set out by the World Gold Council, including the updated guidance note dated November 14, 2018. The Company defines AISC as the sum of total cash costs (as defined above), sustaining capital expenditure relating to current operations (including capitalized stripping and underground mine development), sustaining leases (cash basis), sustaining exploration and evaluation cost related to current operations (including sustaining capitalized evaluation costs), reclamation cost accretion and amortization related to current gold operations and corporate and allocated general and administrative expenses. Corporate and allocated general and administrative expenses include general and administrative expenses, share based payments and defined benefit pension plan expense. Corporate and allocated general and administrative expenses do not include non-cash depreciation. As this measure seeks to reflect the full cost of gold production from current operations, growth capital and reclamation cost accretion not related to operating gold mines are excluded. Certain other cash expenditures, including tax payments, financing charges (including capitalized interest), except for financing charges related to leasing arrangements, and costs related to business combinations, asset acquisitions and asset disposals are also excluded. AISC per ounce sold is calculated by dividing AISC by gold ounces sold in the period.
The Company discloses AISC and AISC per ounce sold as it believes these measures assist investors, analysts and other stakeholders with understanding the full cost of producing and selling gold and in evaluating the Company’s operating performance and ability to generate cash flow. In addition, the Compensation Committee of the Board of Directors uses AISC per ounce sold, together with other measures, in its Corporate Scorecard to set incentive compensation goals and assess performance. The most directly comparable IFRS measure is production costs.
Sustaining and Growth Capital
Sustaining and growth capital are non-IFRS financial measures. The Company defines sustaining capital as capital required to maintain current operations at existing levels, including capitalized stripping and underground mine development. Sustaining capital excludes non-cash sustaining lease additions, unless otherwise noted, and does not include capitalized interest, expenditure related to capitalized evaluation, development projects, or other growth or sustaining capital not related to operating gold mines. Growth capital is defined as capital expenditures for new operations, major growth projects or enhancement capital for significant infrastructure improvements at existing operations. The Company uses sustaining capital to understand the ongoing capital cost required to maintain operations at current levels, and growth capital to understand the cost to develop new operations or related to major projects at existing operations where these projects will materially increase production from current levels. The most directly comparable IFRS measure is additions to property, plant and equipment.

Average Realized Gold Price per Ounce Sold
Average realized gold price per ounce sold is a non-IFRS financial measure. The Company defines average realized gold price per ounce sold as revenue from gold sales adding back treatment charges, refining charges, penalties and other costs that are deducted from proceeds from gold concentrate sales, divided by gold ounces sold in the period. The definition of average realized gold price per ounce sold changed in Q1 2022 to add back to revenue certain costs that are deducted from proceeds from gold concentrate sales. These include treatment charges, refining charges, penalties and other costs. In prior periods these costs reduced average realized gold price per ounce sold. As these costs are included in cash operating costs (defined above), this adjustment to average realized gold price per ounce sold will result in greater comparability between metrics. Average realized gold price per ounce sold for 2021 and earlier periods has been adjusted to conform with presentation in subsequent periods. The Company uses average realized gold price per ounce sold to better understand the price realized in each reporting period for gold sales. The most directly comparable IFRS measure is revenue.

Free Cash Flow
Free cash flow is a non-IFRS financial measure. The Company defines free cash flow as net cash generated from (used in) operating activities of continuing operations, less net cash used in investing activities of continuing operations before increases or decreases in cash from the following items that are not considered representative of our ability to generate cash: term deposits, restricted cash, cash used for acquisitions or disposals of mineral properties, marketable securities and non-recurring asset sales. The Company discloses free cash flow as it believes this measure is a useful indicator of its ability to operate without reliance on additional borrowing or usage of existing cash. The most directly comparable IFRS measure is net cash generated from (used in) operating activities of continuing operations.
Working Capital
Working capital is a non-IFRS financial measure. The Company defines working capital as current assets less current liabilities. Working capital does not include assets held for sale and liabilities associated with assets held for sale. The Company discloses working capital as it believes this measure is a useful indicator of the Company’s liquidity. The most directly comparable IFRS measures are current assets and current liabilities.
Environmental, Social and Governance
Governance

Eldorado focuses on contributing to the sustainable development of the communities and regions where we work by fostering safe, inclusive and innovative operations, engaging with communities, responsibly producing products and maintaining or restoring healthy natural environments. We implement best available technology in regards to environmental practices such as dry-stack tailings, and invest in building capacity in areas such as infrastructure, education and healthcare to create a positive lasting legacy everywhere we operate.

Our strong governance systems, including policies, frameworks and transparent disclosure practices underpin our environmental, social and governance (“ESG”) efforts. The Board of Directors works to utilize the diverse perspectives and experiences of directors in its oversight of Eldorado’s business and sustainability activities, and has increased its focus on integrating sustainability performance into governance models and compensation. Strong corporate governance and a commitment to transparency are the core of our business. Eldorado’s Sustainability Committee and Corporate Governance and Nominating Committee of the Board of Directors are responsible for overseeing Eldorado’s ESG activities.

Eldorado Gold’s Sustainability Committee comprises selected members of the Board of Directors. Their task is to oversee and monitor the environmental, health, safety, social, human rights and other sustainability policies, practices, programs and performance of the Company. The Sustainability Committee is also responsible for overseeing matters related to climate change. The whole Board is aligned with management in ensuring our workplaces are safe, secure and our people are healthy.
ESG Frameworks
In 2020, Eldorado developed a Sustainability Integrated Management System (“SIMS”), which is a global framework that outlines a common set of standards by which we operate. SIMS was founded on, formed and fostered through our values of integrity, collaboration, drive, agility and courage. SIMS was developed with collaboration from across the organization and began implementation in 2021.

In 2021, Eldorado launched SIMS globally and conducted on-site assessments with corporate and site teams to evaluate alignment with SIMS standards and develop corrective action plans. SIMS Self-assessments were conducted at each operating site, and included participation from site management teams, corporate management and subject matter experts.

In 2021, Eldorado also launched its Sustainability Framework, which articulates Eldorado sustainability-related commitments. The framework is comprised of 4 pillars, including: Safe, Inclusive and Innovative Operations; Engaged and Prosperous Communities; Responsibly Produced Products; and Healthy Environment Now and for The Future.

Eldorado also developed a Climate Change Strategy and continued the development and implementation of an Energy and Carbon Management System through setting climate-related targets and operationalizing governance, management, and programs related to climate change mitigation and adaptation. In February 2022, Eldorado published its first Climate Change & GHG Emissions Report(the “Climate Change Report”) aligned with the Task Force on Climate-Related Financial Disclosures (“TCFD”). The Climate Change Report details Eldorado’s governance, management, risks, strategy, metrics and targets related to climate change.

More information on our ESG frameworks can be found on our website.

Health, Safety and Environmental Initiatives

The health and safety of our employees and local stakeholders is a key priority of Eldorado. We are committed to the highest health and safety standards, strictly adhere to the most stringent safety regulations and have systems in place to promote a culture of safety. Further information on our health and safety measures and metrics can be found in our sustainability website: sustainability.eldoradogold.com

Eldorado is committed to supporting the protection of international human rights through best practices in all of our business activities. While governments have the primary responsibility for protecting and upholding the human rights of their citizens, Eldorado recognizes its responsibility to respect human rights everywhere we operate. In addition, we recognize that we have an opportunity to promote human rights where we can make a positive contribution. Eldorado adheres to the World Gold Council’s Conflict Free Gold Standard, and produces an annual externally-assured Conflict Free Gold Report confirming that the Company’s operations do not contribute to unlawful armed conflict or human rights abuses.

In 2021, Eldorado engaged an independent third-party to conduct Human Rights Impact Assessments at its Turkish and Canadian operations, and a similar assessment was conducted at Eldorado’s Greek operations in 2022.

Eldorado Gold’s properties are routinely inspected by regulators along with local community representatives to determine that the properties are in compliance with applicable laws and regulations. In addition, Eldorado conducts internal inspections and participates in external audits to assess the Company’s conformance with its Policies and Standards.

Our tailings facility monitoring programs include collecting and analyzing geotechnical, hydrological and environmental data from across our facilities. Physical inspections by site personnel and equipment such as piezometers and other sensors may be used to collect data. Our monitoring programs continuously assess the stability of tailings materials as well as dam structures and related infrastructure.

In accordance with the Mining Association of Canada’s Guide to the Management of Tailings Facilities, as well as applicable regulations in the jurisdictions where we operate, our tailings facilities regularly undergo independent reviews and third-party inspections by experts and government authorities. These reviews assess the stability and structural integrity of our tailings facilities and note improvements that may be made to further mitigate risks. For further information about Eldorado’s tailings facilities, please see our “Tailings Facilities and Stewardship Overview”, which has been produced in accordance with the Church of England Pension Fund and the Swedish Council (https://www.eldoradogold.com/responsibility).

Prior to and throughout a mine’s operation, we conduct research to establish best practices for mine reclamation and closure. Whenever possible, remediation and reclamation will begin in parallel with other work being carried out across the mine. After a mine site is permanently closed, we conduct further environmental monitoring and reclamation activities, as required by the mine’s EIA and mine licenses, so that the environment can successfully transition to a productive ecosystem. Eldorado Gold also has closure plans for all of its operations. These closure plans assist us to properly estimate the key activities and costs associated with implementing the required closure provisions

More information on our health and safety, social, and environmental initiatives can be found on our Sustainability Website: sustainability.eldoradogold.com

Our Workforce

At the end of 2022, we directly employed 4,751 employees and contractors worldwide. The vast majority of our workforce are nationals of the countries where we operate, and many of our employees are from local communities near our operations.

We have permanent employees and contractors in seven countries. The table below shows the number of personnel working at our operations by country at December 31, 2022.

	Employees	Contractors	Total
Türkiye	1,341	1,052	2,393
Canada	533	217	750
Greece	992	524	1,516
Romania	66	21	87
Netherlands	5	0	5
Total	2,937	1,814	4,751
To provide a healthy and safe work environment, our workforce is trained on a regular and ongoing basis. These training programs emphasize health and safety, accident avoidance and skills development.
Material Properties
Kişladağ
Technical Report

The scientific and technical information regarding Kışladağ in this AIF is primarily derived from or based upon the scientific and technical information contained in the technical report titled “Technical Report, Kışladağ Gold Mine, Turkey” with an effective date of January 17, 2020 (Kışladağ Technical Report) prepared by Stephen Juras, Ph.D., P.Geo., Paul Skayman, FAusIMM, David Sutherland, P.Eng., Richard Miller, P.Eng. and Sean McKinley, P.Geo., are all “Qualified Persons” under NI 43-101. Jaime Awmack, P. Eng. is responsible for the scientific and technical information previously prepared by Paul Skayman; Terry Cadrin, P. Eng. is responsible for the scientific and technical information previously prepared by Richard Miller. Ertan Uludag, P.Geo is responsible for the scientific and technical information (except from section 14.7) previously prepared by Stephen Juras, Ph.D., P.Geo. Sean McKinley, P.Geo. is responsible from Section 14.7 which was previously prepared by Stephen Juras, Ph.D., P.Geo. Jaime Awmack, Terry Cadrin and Ertan Uludag are “qualified persons” for the purposes of NI 43-101. David Sutherland, Sean McKinley, Jaime Awmack, Terry Cadrin, and Ertan Uludag are all employees of the Company.

The Kışladağ Technical Report is available under Eldorado Gold’s name on SEDAR and EDGAR.
Property Description, Location and Access
The Kişladağ gold mine has been an operating open pit mine in commercial production since 2006 with surface facilities consisting of a crushing plant, heap leach pads and an adsorption, desorption, regeneration (ADR) plant, along with ancillary buildings.
Kişladağ is located in west-central Türkiye lying 180 km to the west of the Aegean coast between Izmir and Ankara. The Project site lies 35 km southwest of the city of Uşak, which has a greater area population of approximately 370,000 inhabitants and near the village of Gümüşkol. The mine site sits on the western edge of the Anatolian Plateau at an elevation of approximately 1,000 m, in gentle rolling topography. The climate in this region is arid with warm dry summers and mild wet winters.
There are no permanent water bodies in the area and water supply is limited to ephemeral streams and shallow seasonal stock ponds. Water is supplied to the mine from various well fields with a capacity of approximately 280 m3 per hour. A dam was constructed in partnership with the water authority in 2016 and is connected to the site to serve as an additional reservoir to support operations.
The Turkish Electricity Distribution Corporation provides power to the site via two transmission lines from the Uşak industrial zone, 154 kV (27.7km) and 34.5 kV (25km).
The Kişladağ Project land position consists of a single operating license, number 85995, with a total area of 17,192 ha. According to Turkish mining law, Tüprag retains the right to explore and develop any mineral resources contained within the license area provided fees and taxes are maintained. The license was issued on April 9, 2003 and renewed on May 10, 2012 and is currently set to expire on May 10, 2032.

Duration of mining license can be extended if the mine production is still going on at the end of license period.
No environmental liabilities have been assumed with the Project.

The current project Environmental Impact Assessment (EIA) area covers 2,509 ha. The land is classified as forestry (49%), treasury (7%), with the remaining area belonging to private land holders. As of December 31, 2022, Tüprag is the majority owner of private land within the concession. The scope of the existing EIA is sufficient to accommodate envisioned heap leach pad Project.
History
In-depth exploration began in 1997. More recently in 2020, the Company announced a revised mine plan encompassing a 15-year mine life at Kışladağ supported by new mineral reserve estimates that were based on the completed long-cycle heap leach testwork and the replacement of the tertiary crushing circuit with a high-pressure grinding roll (“HPGR”) circuit. As a result of the decision to not advance with construction of a mill, an impairment reversal of $100.5 M was recognized as at December 31, 2019 relating to the previous impairment of the leach pad and related plant and equipment. An additional impairment charge of $15.3M was also recorded as at December 31, 2019 relating to capitalized costs of the mill construction project. In Q1 of 2021, two additional CIC (carbon-in-column) trains installed successfully. The installation of a new carbon regeneration kiln was completed in Q2 of 2021 to support improved gold recoveries in the circuit. In Q4 of 2021, HPGR commissioned and started working replacing the tertiary crushing circuit. North Heap Leach Pad (“NHLP”) construction remains on track throughout 2022 and is expected to be ready to stack by mid 2023. In 2022, Kışladağ stacked 11.3 Mt of ore and produced 135,801 ounces of gold.

Geological Setting, Mineralization and Deposit Types
Kışladağ gold mine is a gold-only porphyry deposit located in the eroded Miocene Beydağı stratovolcano in western Türkiye. The gold mineralization occurs mainly within monzonite intrusive rocks emplaced within and above pre-Cretaceous Menderes metamorphic rocks. Deformation within the Beydağı volcanic sequence is minor in and around the deposit. Stratigraphic layering dips gently radially outward from the eroded center of the volcanic system, with no evidence of fault-related tilting.
The Kışladağ deposit is hosted by a suite of nested subvolcanic monzonite porphyry intrusions that are subdivided into Intrusions #1, #2, #2A, and #3. Intrusion #1 is the oldest, and generally best mineralized phase. It forms the core of the system and is cut by the younger porphyritic intrusions. It is an E-W oriented elongate elliptical body (~1,300 m x ~500 m), and in the subsurface has a sill- like form intruding along the contact of the basement and volcanic package. At depth, the main body extends beyond the current limit of drilling (~1,000 m).
Alteration comprises an overlapping zoned system that contains a high temperature potassic core, an outer white mica-tourmaline zone and pervasive argillic alteration. The latter is particularly dominant in the western upper levels and throughout much of the surrounding volcanic sequence. Within the deposit, the largest zone of intense kaolinite alteration is focused in Intrusion #2A and a second smaller zone is focused in the southwest corner of the pit within Intrusion #1. Montmorillonite commonly overprints biotite in the potassic alteration zone. Porphyry-style sheeted to stockwork quartz veins occur with the potassic and white mica-tourmaline alteration zones.
Gold is very fine grained at Kışladağ. Gold in the argillic alteration occurs primarily with pyrite whereas in the white mica tourmaline alteration the gold grains occur with pyrite and muscovite. In the potassic samples, the majority of gold is hosted in K-feldspar.
Exploration
Tüprag discovered the Kışladağ deposit in the late 1980’s during a regional grassroots exploration program focusing on Late Cretaceous to Tertiary volcanic centres in western Türkiye . It selected the prospect area on the basis of Landsat-5 images that had been processed to enhance areas of clay and iron alteration, followed by regional stream sediment and soil sampling programs. Preliminary soil sampling programs identified a broad 50 ppb gold anomaly within a poorly exposed area now known to directly overlie the porphyry deposit. Early exploration of the deposit area included excavation of trenches to better characterize the soil anomaly, and ground geophysical surveys including IP-resistivity, magnetic and radiometric surveys.

Recent exploration work was limited to a regional airborne geophysical survey that included the Kışladağ property as part of the survey grid. No new targets were identified within the license area.
Drilling
Several drilling campaigns by both diamond core drilling and reverse-circulation (“RC”) drilling took place from 1998 through 2016 for a total of 198,000 m of which 38% was drilled in 2007 to 2010 and 26% in 2014 to 2016. It is this later drilling, mostly core holes, that provided information to enable conversion of the mineral resource to reserves.
Diamond drilling in Kışladağ was done with wire line core rigs and mostly of HQ size. Drillers placed the core into wooden core boxes with each box holding about 4 m of HQ core. Geology and geotechnical data were collected from the core and core was photographed (wet) before sampling. SG measurements were done approximately every 5 m. Core recovery in the mineralized units was excellent, usually between 95% and 100%. The entire lengths of the diamond drill holes were sampled (sawn in half by diamond saw). The core library for the Kışladağ deposit is kept in core storage facilities on site. Core recovery in the mineralized units was excellent, usually between 95% and 100%.
Sampling, Analysis and Data Verification
Samples were prepared at Eldorado’s in-country preparation facility near Çanakkale in north-western Türkiye . A Standard Reference Material (SRM), a duplicate and a blank sample were inserted into the sample stream at every 8th sample. From there the sample pulps were shipped to the ALS Chemex Analytical Laboratory in North Vancouver until April 2015 and Bureau Veritas (formerly Acme Labs) in Ankara since then. All samples were assayed for gold by 30 g fire assay with an AA finish and for multi-element determination using fusion digestion and ICP analysis.
Monitoring of the quality control samples showed that all data were in control throughout the preparation and analytical processes. In Eldorado’s opinion, the QA/QC results demonstrate that the Kışladağ deposit assay database is sufficiently accurate and precise for resource estimation.
Mineral Processing and Metallurgical Testing

The Kişladağ Project is an open pit mine and heap leach operation with a three-stage crushing plant. The process plant will continue to operate as a three-stage crushing plant but the third stage will be replaced by a high pressure grinding rolls circuit (HPGR). Ore is conveyed to a leach pad and irrigated with cyanide solution, solution is recovered and processed in an adsorption desorption regeneration (ADR) and electrowinning circuit to produce gold doré. The crushing circuit will process 12 to 13 Mt of ore annually.
Mineral Resource and Mineral Reserve Estimates

The mineral resources of the Kişladağ deposit were classified using logic consistent with the CIM Definition Standards for Mineral Resources and Mineral Reserves referred to in National Instrument 43-101. The mineralization of the project satisfies sufficient criteria to be classified into measured, indicated, and inferred mineral resource categories.

Inspection of the Kişladağ model and drillhole data on plans and cross-sections, combined with spatial statistical work and investigation of confidence limits in predicting planned annual and quarterly production, contributed to the setup of various distance to nearest composite protocols to help guide the assignment of blocks into measured or indicated mineral resource categories. Reasonable grade and geologic continuity is demonstrated over most of the Kişladağ deposit, which is drilled generally on 40 m to 80 m spaced sections. Blocks were classified as indicated mineral resources where blocks containing an estimate that resulted from samples spaced within 80 m and from two or more drill holes. Where the sample spacing was about 50 m or less, and the grade estimated were from at least three drill holes, the confidence in the grade estimates and lithology contacts were the highest and were thus permissive to be classified as measured mineral resources.

All remaining model blocks containing a gold grade estimate were assigned as inferred mineral resources.

A test of reasonableness for the expectation of economic extraction was made on the Kişladağ mineral resources by developing a series of open pit designs based on optimal operational parameters and gold price assumptions. A pit design based on $1,800/oz Au and heap leaching was chosen to constrain mineral resources likely to be mined by open pit mining methods. Eligible model blocks within this pit shell were evaluated at an open pit resource cut-off grade of 0.25 g/t Au.

The Kişladağ mineral resources as of September 30, 2022 are shown in Table 1-1. The Kişladağ mineral resource is reported at a 0.25 g/t Au cutoff grade with a resource pit shell for measured, indicated and inferred mineral resources
Table 1-1: Kişladağ Mineral Resources, as of September 30, 2022

Mineral Resource Category	Resource (t x 1,000)	Grade Au (g/t)	Contained Au (oz x 1,000)
Measured	300,070	0.61	5,895
Indicated	44, 408	0.50	708
Measured & Indicated	344,478	0.60	6,603
Inferred	7,529	0.44	107

The operation uses conventional open pit techniques to feed crushing and heap leaching circuits to process the ore. The mineral reserves reported in this section are based upon the operation of high-pressure grinding roll (HPGR) since 2021.

The open pit optimization and pit design was completed using MineSight® software with comparative checks using Whittle® software. No dilution was included in the conversion of mineral resources to mineral reserves as the block modelling methodology (probability assisted constrained kriging) already accounts for dilution. Wall slope design incorporated inter-ramp slope angles by the usage of 15 sectors, created from analysis and modeling of geotechnical data collected over multiple years.

The mineral reserves for the deposit were estimated using a gold price of US$1,300/oz and are effective September 30, 2022. The mineral reserves are reported using a cut-off grade of 0.18 g/t recoverable gold grade for ore that will be processed by heap leaching. Mineral reserves are summarized in Table 1-2. The mineral reserves as reported are derived from and are included in the mineral resources.

Table 1-2: Kişladağ, Mineral Reserves Effective September 30, 2022

Mineral Reserves Category	Ore (t x 1,000)	Grade Au (g/t)	Contained Au (oz x 1,000)
Proven	173,443	0.69	3,856
Probable	12,563	0.53	213
Proven & Probable	186,006	0.68	4,069

Operations
Kışladağ is a large tonnage, low grade operation. Mining and processing activities operate 24 hours a day, seven days a week. The mining operation is a standard truck and shovel operation using owner equipment and labour. All mined rock requires blasting. The blast holes are sampled and analyzed in-house for detailed grade control. Ore is processed in a standard heap leach facility as follows:
•All ore is fed into a conventional two-stage crushing and screening plant, with a third stage being the High Pressure Grinding Rolls (“HPGR”) which is coupled with an oversize screen for edge product recirculation, for size reduction as fine as 80% passing 6.3 mm. Crushed ore is transported via overland conveying and stacked on the leach pad with a radial stacker in 10 m high lifts;
•The heap leach pad has a two-part liner system consisting of a layer of compacted low permeability clay soil or geosynthetic clay liner, and a 2 mm thick polyethylene membrane liner textured on both sides for stability toe areas, and for regular areas non-textured or in some cases single sided textured linear low density polyethylene synthetic liner. HDPE liner is also used where the membrane will be subjected to sunlight for an extended period. The current permitted stack height is 120 m, increased from 60 m as a result of the 2014 EIA addendum. Interlift liners are installed within the leach pad to control pregnant leach solution contact with spent ore. Currently all leaching is done on the South Leach Pad. A North Leach Pad is under construction and is expected to be operated concurrently once completed in 2023.
•Reagents used in leaching include lime, cyanide and cement. Ore is leached with diluted cyanide solution applied by drip emitters with gold recovery in a conventional carbon adsorption facility ADR plant using a standard Zadra process including pressure stripping, electrowinning and smelting; and
•The final product is a gold doré bar, which sees further processing to 99.95% purity in domestic refineries.

The HPGR circuit reached commercial production in December 2021. Throughout 2022, belt agglomeration using cement has been undertaken to improve leaching permeability and 54” materials handling equipment was added to improve stacking rate on the pad. In 2023, fine ore in plant agglomeration circuit is expected to be operational to further optimize and improve the HPGR circuit.
Infrastructure

The project does not expect to upgrade the existing access road, power or water supplies. A north leach pad facility, process and collection ponds is being constructed approximately 600 m north of the south heap leach and will be accessed by an extension of the overland conveyor from the south leach pad to the north leach pad.

The South Rock Dump (SRD) is centered about 1 km southwest of the open pit and currently has remaining capacity of 7 Mt within the permit boundaries. A new North Rock Dump (NRD) on the mountain west of the leach pads is currently being constructed. Designed to a capacity of 200 Mt, combined with the remaining SRD capacity, there will be sufficient capacity to hold the waste rock generated in the current mine plan. The NRD can be expanded to contain more waste rock if necessary.

The site is bounded by a series of collection ditches to divert non-contact water around the site to reduce the volume of contact water. All contact water is collected from the mine site and pit inflows and sent to collection ponds at the treatment plant. The treatment plant is located north of the existing ADR plant with a capacity of 625 m3/hr. On site there are numerous ponds to collect process streams (barren and pregnant solutions at the ADR plant), contact water, non-contact water, and surge ponds for storm events. The ponds were sized based on a 100-year storm event with additional capacities for storage and process surges.
Costs

Production, cash operating cost per ounce, and sustaining capital for 2022 and forecasts for 2023 are as follows:

	2022	2023 Forecast
Production	135,801 oz	160,000 -170,000 oz
Cash Operating Cost per ounce sold	$ 773	$ 750 – 850
Sustaining Capital	$ 14.7 M	$ 14 – 19 M

In 2023, Kisladag is expected to mine and place on leach approximately 12.5 to 13.0 million tonnes of ore at an average gold grade of 0.70 to 0.75 grams per tonne. With the commissioning of the enhanced metallurgical process circuit, including the High-Pressure Grinding Roll, additional conveyors, and the agglomeration drum, average recoveries in 2023 are expected to increase. In addition to increased mining and processing costs as a result of higher throughput and lower grades, cash operating costs per ounce in 2023 also reflect increases in labour rates, utility costs, consumable costs, inflation and foreign exchange volatility relative to 2022.

Planned 2023 sustaining capital of $14 to $19 M is primarily related to equipment overhauls and processing improvements. Planned 2023 growth capital of $110 to $120 M includes the continuation of the waste stripping campaign, the expansion of the North Leach Pad, North adsorption-desorption and recovery plant construction, agglomeration, and onsite building relocation efforts for pit expansion.

Efemçukuru

Technical Report

The scientific and technical information regarding Efemçukuru in this AIF is primarily derived from or based upon the scientific and technical information contained in the technical report titled “Technical Report, Efemçukuru Gold Mine, Turkey” with an effective date of December 31st, 2019 prepared by David Sutherland, P. Eng, Paul J. Skayman, FAusIMM, Sean McKinley, P. Geo, Imola Götz, P.Eng, and Ertan Uludag, P. Geo, all of whom are “Qualified Persons” under NI 43-101. The report is available under Eldorado Gold’s name on SEDAR and EDGAR. Terry Cadrin, P. Eng. is responsible for the scientific and technical information previously prepared by Imola Gotz; Peter Lind, P. Eng. is responsible for the scientific and technical information previously prepared by Paul Skayman; and both Terry Cadrin and Peter Lind are “qualified persons” for the purposes of NI 43-101. David Sutherland, Sean McKinley, Ertan Uludag, Terry Cadrin, and Peter Lind are all employees of the Company.

Property Description and Location

The Efemçukuru mine has been an operating underground mine in commercial production since 2011 with facilities consisting of an underground crushing plant, milling and flotation plant, filtration and paste backfill plant, and water treatment plant, along with ancillary buildings.

The Efemçukuru mine site is situated within the Aegean climatic zone, which is characterized by hot and dry summers and warm and rainy winters. The mine is located in İzmir province in western Türkiye, approximately 20 km from İzmir, near the village of Efemçukuru (Figure 1-1). Access to the mine site is via approximately 40 km of paved roads from the city of Izmir to the northeast and county of Menderes to the east. Alternative accesses are from the Seferihisar highway to the west and Izmir-Kavacık road to the northeast. Water is supplied from onsite water treatment sourced largely from underground dewatering and site collection ponds, the plant requires 75 m3 of water per hour.

Power from the national grid is connected at Çamlı village with a 34.5 kV transmission line; the 15 km line was constructed by Tüprag in 2011 and transferred to the electrical authority.

The Efemçukuru Project land position consists of a single operating license, number 51792, with a total area of 2261.49 ha as of December 2018. According to Turkish mining law, Tüprag retains the right to explore and develop any mineral resources contained within the license area provided fees and taxes are maintained. The license was issued on April 20, 1999 and renewed on August 19, 2013 and is currently set to expire on August 19, 2033. Within the 126.5 ha operating area, forestry land makes up about 80%, treasury land makes up approximately 1%. The remaining area is private land and as of May 2018 is 100% owned by Tüprag.

No environmental liabilities have been assumed with the Project. The Project is fully permitted with no additional permits currently required. All infrastructure required to operate under the reserves disclosed in this report fall under the scope of the existing EIA and operating license.

History

In 1992, Tüprag discovered the deposit while carrying out reconnaissance work in western Türkiye. In 2020, column flotation cells were installed and commissioned. In 2022, resource conversion drilling at Kokarpinar and Batı Veins converted 176,000 ounces of gold to Measured & Indicated category. In 2022, Efemçukuru processed 544,450 tonnes of ore and produced 87,685 payable ounces of gold.

Geological Setting, Mineralization and Deposit Types

The Efemçukuru gold mine, an intermediate sulfidation epithermal vein deposit, is hosted in the center of a broadly NE-SW trending horst known as the Seferihisar Horst, which regionally exposes basement rocks of the Bornova Flysch in the Menderes Massif. The flysch predominantly comprises lower greenschist facies schist with intercalations of mudstone, fine-grained sandstone, limestone and marly sandstone. Bedding dip directions of the flysch sequence across the entire Seferihisar Horst outline a broad, asymmetric NE-trending syncline.

Local geology consists of intermediate sulfidation veins hosted by a low-grade metamorphic sequence of very fine-grained, black to dark grey shales to phyllite and schist that have been locally folded and intruded by rhyolite dikes. Mineralogy of the phyllites is fine-grained quartz, feldspar, muscovite, chlorite and rare biotite. The mineralogy of the schist is similar to the phyllite, comprising strongly deformed quartz, feldspar, chlorite and muscovite. A calc-silicate alteration, locally termed hornfels, occurs in a broadly NW-trending pattern in the center of the deposit area. The alteration commonly occurs as alternating dark green and tan-grey bands within meta-sedimentary rocks. The contact between calc-silicate alteration and phyllite is gradational. Rhyolite occurs throughout as 1 to 5 m-wide NW-striking dikes. Contacts of the rhyolite dikes with the flysch units are usually sharp, two major broadly NW-SE striking epithermal vein systems occur at Efemçukuru, namely Kestane Beleni and Kokarpınar, with strike extents of approximately 2 km and 4 km respectively. Both veins cut the rhyolite dikes, calc-silicate alteration and unaltered phyllite and schist. At surface, the veins are up to 5m wide and occur as multi-phase, brecciated, banded crustiform-colloform, and massive quartz-rhodochrosite veins. The individual epithermal veins within these vein systems contain multiple ore shoots with zoned mineral and metal distributions and a complex paragenesis. The 2 km long Kestane Beleni vein hosts the major gold resource and reserve at Efemçukuru and comprises four ore shoots: South Ore Shoot (SOS), Middle Ore Shoot (MOS), North Ore Shoot (NOS) and Kestane Beleni Northwest (KBNW). The Kestane Beleni vein has a distinct mineralogical zonation with the proportions of Mn‐silicate and carbonate and sulfide vein material varying across the vein system. Mn-rich vein assemblages are most abundant in the upper portions of the SOS, whereas the sulfide content of the MOS and NOS, particularly at depth, is much higher.

The Efemçukuru gold mine has seen numerous diamond drill campaigns since 1992. A total of 5,255 exploration and resource delineation drillholes, drilled from surface and underground locations and totaling 694,318 m, have been drilled to 2022. Infill drilling programs, designed to increase the geologic confidence in gold grade distribution and mineralization contacts just ahead of mining, generally drill 40,000 m annually from underground stations. These programs also convert indicated resources to measured resources.

All samples from the Efemçukuru gold mine drilling are assayed for gold by 30 g fire assay with an AA finish for multi-element determination using fusion digestion and inductively coupled plasma spectroscopy (ICP) analysis. Samples that returned assays greater than 10 ppm were re-assayed by fire assay with a gravimetric finish. Eldorado employs a comprehensive QA/QC program as part of the assaying procedure, involving regular insertion of Certified Reference Materials (CRMs), duplicates and blank samples. Site geologists regularly monitor the performance of CRMs, blanks and duplicates as the assay results arrive on site. In Eldorado’s opinion, the QA/QC results demonstrate that the Efemçukuru mine’s assay database is sufficiently accurate and precise for the resource estimation.

Another form of data verification is the reconciliation to production of mined portions of the resource model. Annual reconciliation records, especially since 2016, show excellent performance between the resource model and milled production. These results clearly demonstrate that the Efemçukuru data management and QAQC protocols produce highly verifiable data that form the basis of quality resource estimation at Efemçukuru mine.

Mineral Resources and Reserves Estimates

The mineral resource estimates for Efemçukuru consist of 3D block models formed on the Kestane Beleni, Kokarpinar and Batı epithermal vein systems. Creation of these models utilized a commercial mine planning software package (Geovia Gems). Currently, mining only occurs within the Kestane Beleni vein system. Gold mineralization at Efemçukuru, primarily occurring in the principal veins, can only be confirmed through assays. Domains to control grade interpolation are, by necessity, grade based. For the Efemçukuru mineralization, creation of the modeling domains used a 2.0 g/t Au grade threshold and general vein geometry. Risk posed by extreme gold grades was examined. The examination showed a risk does exist and was mitigated by a series of assay gold grade caps (40 to 200 g/t). Prior to grade interpolation, the assay data were composited into 1 m fixed length composites.

Modelling consisted of grade interpolation by ordinary kriging for Kestane Belani domains and inverse distance weighting to the second power (ID) in the remainder of the zones where data was too limited to create correlograms. Nearest-neighbour (NN) grades were also interpolated for validation purposes. No grades were interpolated outside the modeling domains. The search ellipsoids were oriented preferentially to the orientation of the vein in the respective domains. A two- pass approach was instituted for interpolation. The first pass required a grade estimate to include composites from a minimum of two holes from the same estimation domain. The second pass allowed a single hole to place a grade estimate in any block that was uninterpolated from the first pass. The gold model was validated by visual inspection, checks for global bias and local trends and for appropriate levels of smoothing (change-of-support checks).

Exploration and resource conversion is active at Efemçukuru. In recent years, a portion of the Bati vein has been converted into measured and indicated resources. Parts of the Kokarpinar zones have been upgraded into reserves and are now included in the most recent LOM plan.

The mineral resources of the Efemçukuru mine were classified using logic consistent with the CIM definitions referred to in the National Instrument 43-101-Standards of Disclosure for Mineral Projects (NI 43-101). The mineralization of the project satisfies sufficient criteria such that it can be classified into measured, indicated, and inferred mineral resource categories.

Efemçukuru mine mineral resources, as of September 30, 2022, are shown in Table 1-1.The Efemçukuru mineral resources are reported at a 2.5 g/t Au cutoff grade

Table 1-1: Efemçukuru Gold Mine Mineral Resources, as of September 30, 2022

Mineral Resource Category	Resource (t x 1,000)	Grade Au (g/t)	Contained Au (oz x 1,000)
Measured	1,857	7.37	440
Indicated	2,842	6.88	629
Measured & Indicated	4,699	7.07	1,069
Inferred	2,677	5.01	431

The Efemçukuru underground has mined 5.2 Mt of ore at an average grade of 7.36 g/t Au as of September 2022, using a combination of drift and fill and longhole open stoping methods. A planning cut-off value (COV) of $104/t NSR or $108/t NSR depending on long hole stoping or drift and fill mining method was calculated based on Eldorado’s mineral reserves gold price of $1,300/oz, the 2022 budget costs and a steady state life of mine (LOM) production profile. The 2022 budget costs are supported by 2021 actual production costs. Use of the Deswik Stope Optimizer software identified potentially mineable material in the form of mining shapes for both drift & fill (DAF) and longhole open stoping (LHOS) mining methods. Dilution was captured as internal dilution (mining shape) and planning (overbreak). The latter equaled 16%. A mining recovery factor of 96% was also implemented. Both of these factors are verified by regular reconciliation and stope closure analysis.

The mineral reserves of the Efemçukuru Project were classified using logic consistent with the CIM definitions referred to in the National Instrument 43-101-Standards of Disclosure for Mineral Projects (NI 43-101). The mineralization of the project satisfies sufficient criteria to be classified into proven and probable mineral reserves. Only measured and indicated mineral resources were converted, using appropriate modifying factors, to mineral reserves. The mineral reserves are inclusive to the mineral resources.

The mineral reserve estimate is summarized in Table 1-2 and has an effective date of September 30, 2022.

Table 1-2: Efemçukuru Mineral Reserves Effective September 30, 2022

Category	Ore (t x 1,000)	Grade Au (g/t)	Contained Au (oz x 1,000)
Proven	1,567	5.59	282
Probable	1,617	5.01	260
Proven & Probable	3,184	5.30	542
Mineral Processing and Recovery Methods

The Efemçukuru operation is an underground mine with facilities consisting of an underground crushing plant, milling and flotation plant, filtration and paste backfill plant, and water treatment plant, along with ancillary buildings. The process plant produces a gold-containing bulk sulphide rich flotation concentrate. Major sulfide minerals comprise pyrite, sphalerite and galena. A small percentage of chalcopyrite is also present. Major gangue minerals consist of quartz and manganese- minerals. Gold is generally fine-grained and primarily associated with pyrite and galena. Pyrite and sphalerite generally show good liberation, with improving liberation for the fine size fractions. Galena also shows improving liberation for the fine size fractions.

Optimum primary grind size was determined to be 80% passing 63 µm. The reagents used in flotation were; sodium bisulfite (NaHS) as sulfidizing agent, copper sulfate (CuSO4) as activator, xanthate (SIBX) as collector, S-8045 as promoter and OrePrep F-549 as frother. In most cases, gold recovery is proportional to sulfur recovery and has averaged about 93 to 94% in recent years.

Run-of-mine ore is crushed underground and transferred to two ore storage bins on surface via a conveyor. The two ore storage bins allow for blending of different ore types feeding the process plant feed to target a desirable gold/sulfur ratio and reduce contents of penalty elements for concentrate sales

The comminution circuit consists of a semi-autogenous grinding (SAG) mill operated in closed circuit with a pebble crusher, a ball mill operated in closed circuit with hydrocyclones and a flash flotation cell.

Ball mill discharge is treated in a flash cell to recover the fast-floating liberated sulfide mineral particles and prevent overgrinding of gold containing particles. Overflow from hydrocyclones is sent to a rougher/scavenger flotation bank.

The flotation circuit consists of a rougher/scavenger flotation bank and two parallel cleaner flotation banks. Concentrates from the flash flotation cell and the first two cells of the rougher/scavenger bank are combined and upgraded in cleaner bank 1. Rougher cells 3-6 concentrate are treated in cleaner bank 2. Concentrates from cleaner banks 1 and 2 are combined and sent to the column flotation as final cleaner.

Underflow of the concentrate thickener is filtered and the filtered concentrate is stored in big bags for shipping. The tailings are sent to a tailings thickener. The final tails are filtered. A portion of the tailings is used in the underground paste backfill plant, and the rest is dry stacked in the tailings storage facility (TSF).

Column flotation as the third cleaner flotation stage has been successful at improving concentrate quality and reducing concentrate tonnage with negligible loss in gold recovery. The two 1.8 m (diameter) x 8 m (height) column flotation cells were installed in 2020 and can be operated in parallel or in series as the third cleaner flotation stage depending on plant requirements.
Infrastructure
The Project infrastructure is well established for LOM purposes.

Management of the site water will use the existing ponds and an additional pond at the tailings management facility (TMF). The water treatment plant is appropriately sized to include the new facilities. The constructed areas will be sloped and ditched appropriately to tie into the existing systems.

Existing ancillary buildings will continue to be utilized such as the warehouse and administration buildings. A new change room facility will be installed for the mill personnel.
Environmental

Tüprag conducted baseline studies throughout the early 2000’s prior to development. An EIA was submitted in 2005 and was approved with Environmental Positive Certificate being granted in September 2005. Since mining began in 2011, Efemçukuru mine operations have routinely collected environmental data outlined in the Environmental Management Plan (EMP) and submitted data to the relevant government agencies.

Tüprag submitted applications for revisions to the EIA and received approvals for the revisions in 2012 and 2015 to allow for larger facilities. Amendments to the Environmental Licenses were requested and granted in 2012, 2015, 2017, 2018 and 2020.
Costs

Production, cash operating cost per ounce, and sustaining capital for 2022 and forecasts for 2023 are as follows:

	2022	2023 Forecast
Production	87,685 oz	80,000 - 90,000 oz
Cash Operating Cost per ounce sold	$ 701	$ 790 – 890
Sustaining Capital	$ 18.8 M	$ 10 – 15 M

In 2023, Efemcukuru is expected to mine and process approximately 530,000 to 550,000 tonnes of ore at an average gold grade of 5.50 to 6.00 grams per tonne. Cash operating costs per ounce in 2023 reflect increases in labour rates, utility costs, consumable costs, inflation and foreign exchange volatility. Planned sustaining capital expenditures for 2023 of $10 to $15 M include underground development and equipment overhauls. Planned growth capital for 2023 of $7 to $10 M includes non-sustaining exploration expenditures for resource conversion drilling at Kokarpinar South and mine development. Exploration in 2023 also includes resource development drilling at the Kokarpinar, Bati, and West vein systems, and initial testing of several early-stage targets within the property boundary.
Olympias
Technical Report

The scientific and technical information regarding Olympias in this AIF is primarily derived from or based upon the scientific and technical information contained in a technical report prepared by Eldorado titled “Technical Report, Olympias Mine, Greece,” with an effective date of December 31, 2019. The report was prepared by the following Qualified Persons as defined by NI 43-101: David Sutherland, P.Eng., Ertan Uludag, P. Geo., Colm Keogh, P. Eng., Paul Skayman, FAusIMM, and Sean McKinley, P.Geo, and are all “Qualified Persons” under NI 43-101, and is available on SEDAR and EDGAR. Peter Lind, P. Eng. is responsible for the scientific and technical information previously prepared by Paul Skayman. Victor Vdovin, P. Eng is responsible for scientific and technical information previously prepared by Colm Keogh. Both Peter Lind and Victor Vdovin are “qualified persons” for the purposes of NI 43-101. David Sutherland, Ertan Uludag, Sean McKinley, Peter Lind, and Victor Vdovin are all employees of the Company.
Property Description, Location and Access

The Property is located within the Kassandra Mines complex located on the Halkidiki Peninsula of Northern Greece. The Olympias mine lies 9 km north-northwest of the Stratoni port and loading facility, accessed by a paved road along the coast. The terrain is characterized by hills rising to about 600 m above sea level, with steeply incised valleys.

The Property consists of mining concession numbers F13 and F14, which have a combined area of 47.27 km2. Hellas Gold has been granted mining rights over these concessions until 7 April 2024. The concessions are conditionally renewable for a further two consecutive periods of 25 years each. Hellas Gold has ownership of a small portion of private land within the concessions.

In July 2011, the Ministry of Environment (MOE) formally approved the Environmental Impact Statement (EIS) submitted by Hellas Gold for the three Kassandra mines mine sites, being Olympias, Skouries, and Stratoni. This EIS is valid until July 26, 2025.

For production to commence, the MOE required the submission of a technical study. A study was submitted to the MOE and approved in early 2012. The installation permit for what was termed the Phase II process plant was issued on 22 March 2016. The Company received the operating permit for the Phase II plant in September 2017, allowing commencement of commercial production operations. Also, in September 2017 the Company received an extension of the installation permit and an interim operating permit for the Kokkinolakkas TMF, as well as the delayed installation permit for the paste backfill plant. Notifications for the Operation of the Olympias Paste Plant and Kokkinolakkas Tailings Management Facility (TMF) were formally submitted in 2018 and remain in force in line with new legislation that replaced previous operating permit issuance procedures.

History

In 1954, exploration commenced, and between 1974 to 1984, the mine was developed to mine lead and zinc. On February 5th, 2021 the Company and the Greek State signed the Investment Agreement, ratified by law, which amended the Transfer Agreement including a new investment plan. In 2022, Olympias processed 395,711 tonnes of ore and produced 56,333 ounces of payable gold, 1.09 million ounces of payable silver, 11.7 kt of payable lead and 12.4 kt of payable zinc.
Geological Setting, Mineralization and Deposit Types

The Western Tethyan orogenic belt in southeast Europe contains several major metallogenic provinces including the Serbo-Macedonian Metallogenic Province that hosts the Kassandra mining district. Crystalline basement within the district includes the upper Serbo Macedonian Vertiskos Unit and the lower Kerdilion Unit exposed within the southern Rhodope metamorphic core complex.

The Olympias deposit is located 6 km north of the Stratoni fault within the Kerdilion unit. Replacement-style sulfide orebodies are hosted by marble interlayered within a sequence of quartzo-feldspathic biotite gneiss, amphibolite and plagioclase microcline orthogneiss. The massive sulfide orebodies plunge shallowly to the southeast for over 1.8 km, subparallel to the orientation of F2 fold hinges and a locally developed L2 intersection lineation. The locations of the sulfide lenses, however, are largely controlled by strands of the ductile-brittle Kassandra fault and East fault and sub-horizontal shear zones that occur between the two faults.

Sulfide mineralogy of the Olympias deposit consists of coarse-grained, massive and banded lenses dominated by variable amounts of sphalerite, galena, pyrite, arsenopyrite, chalcopyrite and boulangerite. Gold occurs primarily in solid solution with arsenopyrite and pyrite.

Olympias is an example of a polymetallic carbonate replacement deposit. However it is somewhat unusual due to the high Au content of the deposit. Key characteristics of this class of deposit include carbonate host rocks, massive sulfide mineralization, spatial and temporal relationship with magmatism and zoned metal distribution.
Exploration

Since 2018, there has been ongoing exploration work at Olympias with step out drilling from known orebodies, mapping alteration footprints, interpreting structural data and identifying vectors to mineralization. A number of smaller mapping projects were also conducted aiming to construct a camp-scale map of Olympias incorporating satellite targets. Delineation drilling program has continued in 2022 with additional 37.8 km of drilling completed until the new resource model update. It targeted high Au grade mineralization and confirmation and upgrade of the indicated and Inferred resources that could be incorporated into short- and mid-term mine planning. The target areas were mainly on lower East where mineralization has potential to extent downward, recently discovered westward extension of Flats and West zone. The drilling was also testing hypothesized controls on mineralization. To date 306,907 m have been drilled (surface and underground diamond drilling) around the East, Flats and West ore zones in the drilling program.

Drilling and Sampling

Diamond drillholes continue to be the prime source of subsurface geologic and grade data for the Olympias deposit. The previous operator, TVX, drilled 764 drillholes for a total of 93,246 m. These are becoming less important as new information is acquired. Currently holes are drilled by Eldorado using contractors drilling HQ or NQ-size (63.5 mm or 47.6 mm nominal core diameter). The average drillhole depth is 100 m, as the holes are drilled from locations underground giving good intersection angles with the zones. There are currently 2,798 drillholes for 306,907 m in the database.

Core is delivered to secure core logging areas, and the core is logged in detail straight into a database using computer tablets. Lithology, alteration, structure and mineralization data is collected; core recovery data is also measured. Core photos are routinely taken of all the core, both wet and dry, using a camera stand to ensure consistent photographs. Collar and downhole survey data is collected. Downhole surveys are taken using a Reflex GyroTM or a Devico Deviflex. Both of these multishot instruments are calibrated annually. A dataset of measured bulk densities from over 900 mineralized samples is used to inform the resource block model.

Sampling of the core is carried out on 1 m intervals or to geological contacts. The core is sawn using an automated core saw and half is bagged for dispatch, with the remainder being placed in the core box for storage. Drill core samples are routinely sent to the ALS facility in Romania. They are bagged and packed in large sealed wooden bins before being trucked to ALS. The sample rejects are returned to the mine site in the same bins. The samples are prepared for assaying at the ALS facility. All samples were assayed for gold by 30 g fire assay with an AAS finish, with Au values above 10 ppm determined by a gravimetric finish. Multi-element determination was carried out by inductively coupled plasma mass spectrometry (ICP-MS) analysis and / or inductively coupled plasma emission spectroscopy (ICP-ES) analysis.

Eldorado employs a comprehensive QA/QC program as part of the assaying procedure, involving regular insertion of Certified Reference Materials (CRMs), duplicates and blank samples. Site geologists regularly monitor the performance of CRMs, blanks and duplicates as the assay results arrive on site. In Eldorado’s opinion, the QA/QC results demonstrate that the Olympias mine’s assay database is sufficiently accurate and precise for the resource estimation.

An important measure of performance at any producing mine is reconciliation of the block model to the final mill production figures, adjusted for stockpiles as necessary. The reconciliation conducted at Olympias is detailed and thorough. It is currently providing a quarterly snapshot and demonstrating that the block model, and thus the mineral resources, are valid and robust. This validates the data underpinning the model and is, by association, a good verification of the work done.
Metallurgical Testwork

Prior to the restart of operations in 2017, sufficient testwork was carried to indicate that sequential flotation was economic in terms of producing a silver and gold-bearing lead concentrate, a zinc concentrate, and a pyrite / arsenopyrite concentrate that contains most of the gold. The liberation of all sulphide minerals was excellent at a P80 of 120 µm.

Lead flotation was found to work well with Aerophine 3418 A, with lime, sodium cyanide, and zinc sulfate used as depressants. Zinc flotation was found to be optimum at a pH of 11.8 with CuSO4 as an activator and SIPX as collector. Flotation of pyrite and arsenopyrite was effective at a pH of 6.0 controlled with sulphuric acid, additional CuSO4 and SIPX. At times, the rejection of arsenic and antimony from the lead concentrate has been challenging.

Thickening and filtration tests have been carried out to validate thickener requirements and pressure filtration parameters for all three concentrate products and tailings. Acid Base Accounting (ABA) testing indicated uncertain acid generation potential for the Olympias tailings; NAG testing reported no net acidity generated.

Mineral Resources and Reserves Estimates

Mineral resource estimates for Olympias mine were made from a 3D block model utilizing MineSight 3D software. Project limits, in UTM coordinates, are 478105 to 479700 East, 4491165 to 4493480 North and -800 to +60m elevation. Cell size for the project was 5m east x 5m west X 5m high. A grade based discriminant was developed to allow for more consistent interpretations to be made. This was accomplished by creating a simplistic value formulae based on the logic of a Net Smelter Return (NSR) formula that used a combination of metal prices and metal recoveries to act as weighting factors against each metal. This metric, a dollar value, proved to be an excellent surrogate for a comprehensive equivalent grade. Inspection of these resource defining values (RDV) showed that for the parameters used, a value of $50 best defined what one would classify as likely economically mineralized zones.

For the Olympias modeling, the deposit was divided into three zones: East, West, and Flats. Within each of these zones, modeling domains were created using the $50 RDV. Assays and composite samples were tagged by these domain shapes ahead of data analysis and grade interpolation. The assays were top-capped prior to compositing and were composited into 1 m composites within the wireframes. Grade estimates for Au, Ag, As, Pb, Zn and Fe were interpolated using Ordinary Krigging method. Nearest–neighbour (NN) grades were also interpolated as a declustered distribution to validate the estimation method. A multi-pass approach was instituted for interpolation. The first pass required a grade estimate to include composites from a minimum of two holes from the same estimation domain, whereas the second pass allowed a single hole to place a grade estimate in any uninterpolated block from the first pass. The metal models were validated by visual inspection, checks for global bias and local trends and for appropriate levels of smoothing (change- of-support checks).

The mineral resources of the Olympias mine were classified using logic consistent with the CIM definitions referred to in the National Instrument 43-101-Standards of Disclosure for Mineral Projects (NI 43-101). The mineralization of the mine satisfies sufficient criteria to be classified into measured, indicated, and inferred mineral resource categories. Olympias mine mineral resources, as of September 30, 2022, are shown in Table 1-1. The Olympias mine mineral resources are reported at a $125 NSR value within wireframes based on $50 RDV.

Table 1-1: Olympias Mine Mineral Resources as of September 30, 2022

Classification	Tonnes (Kt)	Au (g/t)	Au (Koz)	Ag (g/t)	Ag (Koz)	Pb (%)	Pb (Kt)	Zn (%)	Zn (Kt)
Measured	2,618	10.49	883	148	12,440	4.8	125	5.7	150
Indicated	10,319	7.37	2,446	148	49,212	5.0	520	6.6	682
Measured and Indicated	12,937	8.00	3,329	148	61,651	5.0	645	6.4	831
Inferred	2,186	7.97	560	190	13,368	6.5	142	7.3	158

The mineral reserve estimates conform to CIM Definition Standards (2014). All design and scheduling has been completed using the mineral resource model and estimate described in Section 14 of the technical report. Only measured and indicated resources have been used for mineral reserves estimation. The estimation assumes that the mining methods employed at the mine will be drift and fill (DAF).

The cut-off values supporting the estimation of underground mineral reserves were developed in 2022 and based on future projected operating costs at a steady-state production rate of 650,000 tonnes per annum and reserve mine life of 15 years. The operating cost assessment indicated that NSR values of $195/t for DAF would adequately cover all site operating costs on a breakeven basis. The cut-off value was used to create potentially mineable stope shapes from the NSR block model (NSR BM). The NSR BM was created by Eldorado and is based on metallurgical recovery experience, historical and projected sales, transport and refining costs.

In the evaluation of underground mineral reserves, modifying factors were applied to the tonnages and grades of all mining shapes to account for dilution and ore losses. In the DAF stopes, a mining dilution factor of 15% and a mining recovery of 95% were estimated.
The mineral reserve estimate is summarized in Table 1-2 and has an effective date of September 30, 2022.

Table 1-2: Olympias Mineral Reserves as of September 30, 2022

Class	Tonnes (kt)	Au (g/t)	Au (Moz)	Ag (g/t)	Ag (Moz)	Pb (%)	Pb (kt)	Zn (%)	Zn (kt)
Proven	1,583	9.31	474	136	6,937	4.4	70	5.0	79
Probable	6,660	6.36	1,362	132	28,157	4.5	300	5.4	360
Total	8,243	6.93	1,836	132	35,094	4.5	369	5.3	439

Notes:
•Mineral reserves are included in measured and indicated mineral resources.
•Figures in the tables may not compute due to rounding.
•The mineral reserves are based on a planning cut-off grade of $195/t for DAF
•Cut-off grades are based on a gold metal price of $1,300/oz, silver metal price of $17/oz, zinc metal price of $2,400/t, and lead metal price of $2,000/t.
•Metallurgical recoveries are based on feed grade and metallurgical algorithms.
•Exchange rate used is €1.18 = US$1.00.
•Average mining dilution and mining recovery factors of 15% and 95%

Operations

The Olympias mine is a 100% underground (“UG”) mining operation extracting ore from East, West, Flats, and Remnants zones. In 2023, mining will concentrate on the West, East and the beginning of the Flats zones with a small proportion from the Remnants area. Mining rate for ROM ore is expected to increase from 395 ktpa in 2021 to 490 ktpa in 2022. There is a planned production ramp up over time reaching close to 600 ktpa by 2025 and culminating to final rate of 650 ktpa by 2028. In order to achieve the planned higher production, the Company is taking steps to improve equipment availability / utilization and worker productivity. There are also further capital requirements to allow the process plant to treat 650 ktpa.

In 2022, Olympias mine undertook the following improvement initiatives: transitioned staff from Stratoni site to fill operational vacancies at Olympias, installed a dispatch system for mine mobile fleet to improve effective utilization, implemented a third production shift on Sunday, increased total shift operating time, increased pull length per blasted round, implemented remote blasting from surface which increased productive time per shift, started transitioning to ventilation on demand to optimize airflow and power usage, and installed a new main pumping station on level -284.

Mining at Olympias is undertaken using drift and fill (“DAF”) mining method. DAF mining utilizes the overhand mining method. Stopes are accessed on the foot wall side from the main ramp starting at the bottom of each 20 m high stoping block. Each lift is mined 5 m high, with each panel limited to 5 m wide with consideration given to 6 m high and 6 m wide stopes.

Ground support is a combination of shotcrete, mesh, split sets and swellex bolts of varying lengths. All mined out areas are backfilled either with paste fill, cemented aggregate fill (“CAF”) or rockfill. The paste fill system has been designed to produce 42 m3/hr of paste, which will meet all future backfill requirements at 650 ktpa production with 70% utilization. CAF can be delivered to stopes by truck and pushed into place with loaders. Paste, the preferred option for backfill, is delivered with positive displacement pumps via drill holes and pipes.

There are two declines currently in use, one accessing the West Zone down to the Flats Zone and one accessing the East Zone down to the Flats Zone. There are multiple cross-over drifts between the two declines. Both declines are currently being extended into the Flats Zone and to the bottom of the mine. Both ore and waste are hauled to surface utilizing 40-tonne haul trucks on the existing and expanding declines. This will continue to be the case after the production increase to a steady-state value of 650 ktpa.

There are currently 27 large pieces of mobile mining equipment on site: four jumbos, five bolters, six trucks, six loaders, three transmixers and three shotcrete sprayers. The ventilation system consists of a single exhaust raise with fan. Air intake is via the two declines, the shaft and the old workings. Two means of egress are provided by the two declines and old shaft. Current flow is 280 m3/s; this will increase to 420 m3/s later in 2023 with the installation of two surface Howden 950 kW fans.

Currently packaged explosives are being used for all blasting. There are no active magazines on site and explosives are brought to site daily by the supplier. The use of bulk explosives is expected to be implemented in 2023 which will increase blasted length per round and consequently improve mining efficiency.

As an operating mine, infrastructure is well developed with existing process water, compressed air, electrical distribution, and dewatering systems. Recent installation of new main substation and dewatering facilities will equip the mine with required capacity to reach 650 ktpa.

The Olympias lead-zinc-gold-silver process plant, commissioned in late 2017, is capable of processing approximately 500 ktpa of ore. The process facility consists of comminution, flotation and filtering to produce three saleable concentrates: lead / silver (lead), zinc and arsenopyrite / pyrite gold (gold). All concentrates are sold to worldwide markets. Tailings are used for underground backfill via the on-surface paste plant. Any tailings not used for underground mine backfill are filtered and trucked from the Olympias processing facility to the Kokkinolakkas tailings management facility (“TMF”) over public roads. The expansion project involves upgrading of the existing Olympias process plant to handle a mine feed rate of 650 ktpa of ore, and potential upgrades to the port facilities at Stratoni. Studies are currently underway to extract more value from the gold concentrate that is currently being sold to traders and smelters around the world. If a viable extraction method is developed, then construction of a new metallurgical facility would follow.

The current process facility incorporates the following unit operations:
•Three-stage crushing to produce 80% material passing 13 mm ore.
•Ore storage between crushing and grinding in a fine ore bin with a 1,155 t live capacity.
•Single-stage ball milling in closed circuit with hydrocyclones to produce 80% material passing 120 µm.
•Flash flotation to remove high grade lead from the recirculating load.
•Lead flotation employing the following circuits:
◦Roughing and scavenging
◦Regrind of flash flotation and rougher / scavenger concentrate to 80% passing 45 µm size.
◦Three stages of cleaning and one stage of cleaner scavenging (in open circuit).
• Zinc flotation employing the following circuits:
•Roughing and scavenging.
•Regrind of rougher / scavenger concentrate to 80% passing 15 µm size of rougher / scavenger concentrate.
•Three stages of cleaning and one stage of cleaner scavenging (in open circuit).
•Gold-pyrite flotation utilizing roughing and scavenging and a single stage of cleaning.
•Concentrate thickening, filtration, packaging, and storage prior to dispatch from the mine site by road.
•Tailings thickening and filtration with direct or reclaim addition to a paste backfill
•Dry-stack tailings deposition at the Kokkinolakkas tailings management facility (TMF)
•Reagent mixing, storage and distribution.
•Water and air services.

Infrastructure

As an operating mine, current infrastructure is robust and complete. The mine has access to the main highway system in Greece via paved roads to the mine site. Local services are provided via the towns of Olympias and Stratoni, with additional services available through Thessaloniki. Zinc concentrate is shipped via the port facility at Stratoni (owned by Hellas Gold). Lead and arsenopyrite concentrates are shipped via Thessaloniki. There is a plan being considered to rehabilitate and upgrade the Stratoni port facility over the period from 2020 to 2024; this will allow for a high proportion of the concentrate shipping by bulk out of Stratoni with associated cost savings.

Water for the mine is obtained from underground dewatering, after treatment. Excess water from underground is discharged into the Mavrolakkas stream after settling and treatment to meet discharge standards. Currently, the capacity to handle 400 m3/hr is available; this is being increased to 650 m3/hr, which is expected to be sufficient for the mine life. Service water is supplied via a local borehole in the regional aquifer.

Waste rock is either recycled underground for fill or is disposed of in the existing waste disposal facility. Tailings not used for pastefill are dewatered to 13% moisture content and transported by truck to the tailings management facility at Kokkinolakkas near the Stratoni facilities, about 23 km by public road from the mine.

Existing surface facilities consist of a surface workshop, administration building, dry, shaft, and fuel storage (60,000 litres capacity). The workshop and fuel storage will be adequate for the production increase. The shaft is used for inspection of a legacy pump station only and there are plans to rehabilitate the shaft as required in the future.

Current power to site consists of a 20 kV 10 mVA pole line from the PPC grid. To facilitate the production increase, a new pole line at 150 kV 25 mVA, along with a new substation, is under construction and expected to be operational in 2023. Backup power consists of 4,920 kW of diesel generation in multiple distributed generators. An additional 2,500 kW of generated power will be added for the production increase.
Costs

Production, cash operating cost per ounce, and sustaining capital for 2022 and forecasts for 2023 are as follows:

	2022	2023 Forecast
Production	56,333 oz	60,000 - 75,000 oz
Cash Operating Cost per ounce sold[1]	$ 1,409	$ 980 – 1,080
Sustaining Capital	$ 30.3 M	$ 30 – 35 M
(1) Unit cost per oz sold impacted by lower by-product credits in 2022

In 2023, Olympias is expected to mine approximately 460,000 to 490,000 tonnes of ore at an average grade of 7.50 to 8.50 grams per tonne of gold, 140 to 150 grams per tonne of silver, 4.0 to 4.5% lead and 4.0 to 4.5% zinc. Payable production is expected to be 60,000 to 75,000 ounces of gold, 1.7 to 1.9 million ounces of silver, 15,000 to 18,000 tonnes of lead metal and 13,000 to 16,000 tonnes of zinc metal. Cash operating costs per ounce in 2023 are expected to be lower year-over-year due to increased production and throughput and higher by-product credits for silver, lead and zinc production.

Planned 2023 sustaining capital expenditures of $30 to $35 M include underground mine development, improvement projects, and continued work on the second phase of the Kokkinolakas tailings management facility construction. Key initiatives include converting to bulk emulsion explosives for blasting, and surface fan installation aimed to debottleneck ventilation. Planned 2023 growth capital of $3 to $7 M, includes mine development and underground improvement projects.

Skouries
Technical Report

The scientific and technical information regarding Skouries in this AIF is primarily derived from or based upon the scientific and technical information contained in the technical report titled “Technical Report, Skouries Project, Greece” with an effective date of January 22, 2022 prepared by Gary Methven, P.Eng., John Morton Shannon, P.Geo, Mo Molavi, P.Eng, Robert Chesher, FAusIMM (CP), RPEQ, MTMS, John

Battista, MAusIMM (CP), Richard Kiel, P.E., another employee of WSP Canada Inc. and Dell Maeda, P.Eng. all of whom are independent consultants, all of whom are “Qualified Persons” under NI 43-101. WSP Canada Inc. is responsible for scientific and technical information previous prepared by another employee of WSP Canada Inc. The report is available under Eldorado Gold’s name on SEDAR and EDGAR.
Property Description, Location and Access

The Property is located within the Kassandra Mines complex, located on the Halkidiki Peninsula of northern Greece. The complex is located approximately 100 kilometres (km) east of Thessaloniki and comprises a group of mining and exploration concessions covering 317 squared kilometres (km2), of which the Property is part. The Properties within the complex include the Olympias Mine currently in production, Stratoni Mine on care and maintenance, and the Skouries copper-gold porphyry deposit under development.

The Skouries project (Skouries Project) is a gold-copper porphyry deposit to be mined using a combination of conventional open pit and underground mining techniques. The mineral processing facilities will produce a gold-copper concentrate. The Property is situated at an elevation range of 350 metres above sea level (masl) to 620 masl near the village of Megali Panagia in the prefecture of Halkidiki, northern Greece. It is approximately 7.2 km from the road connecting the villages of Megali Panagia and Palaiochori. The area is centred on co-ordinates 4745300 E and 4481400 N of the Greek Reference System EGSA ‘87, at approximately Latitude 40°29’ and Longitude 23°42’. The location is classified according to Greek Seismic Code NEAK 2000 (modified in 2003) as Zone II. The Property consists of concession numbers OP03, OP04, OP20, OP38, OP39, OP40, OP48, and OP57, which have a combined area of 55.1 km2. Hellas Gold has been granted mining rights over these concessions until 6 April 2024. The concessions are conditionally renewable for a further two consecutive periods of 25 years each. Hellas Gold owns a small portion of private land within the concessions, is granted use of forestry land and is in negotiation for the remaining 0.3% of the total area required.

The Environmental Impact Study (EIS) for the Kassandra Mines Mineral Deposits Project (Kassandra Project) includes an area of 26,400 hectares (ha), in north-eastern Halkidiki (Macedonia Region). The Kassandra Project includes the Skouries, Olympias and Stratoni sites. The Skouries Project covers approximately 250 ha of the Kassandra Complex.The EIS considers the potential impact on the local and regional environment as it relates to:
•Open pit and underground workings.
•Tailings impoundment.
•Process plant.
•Infrastructure necessary for the Project operation.

History

There is a long history of mining in the region dating back to 350 to 300 BC and continuing through the Roman, Byzantine, and Ottoman periods. There is limited historic development at the Skouries site. In modern times, the Skouries deposit was initially drilled by Nippon Mining and Placer Development (Placer) during the 1960s. Placer also carried out limited underground development from an adit. The deposit was subsequently drilled in the 1970s by the Hellenic Fertiliser Company. TVX Gold Incorporated (TVX) began a drilling program in August 1996 to confirm the deposit and to explore it at depth. A subsequent infill drilling program was conducted in 1997 with the objective of improving the evaluation of Indicated Mineral Resources in the deeper high-grade zone. European Goldfields Limited (“EGL”) acquired the Property in 2004, audited the TVX program and prepared a pre-feasibility study in 2006. The pre-feasibility study reflected an open pit operation followed by an underground mine using sub-level caving (SLC) underground mining methods at a production rate of 6.5 million tonnes per annum (Mtpa).
Geological Setting, Mineralization and Deposit Types

The Skouries deposit is centred on a small porphyry stock that has a surface expression of approximately 200 metres (m) in diameter. Skouries is typical of a gold-copper pencil porphyry. Mineralization occurs in stockwork veins, veinlets and disseminated styles typical of a porphyry, which has a sub-vertical, pipe-like shape. Mineralization has been tested to a depth of 920 m from surface and the results show the orebody is open at depth. Potassic alteration and copper-gold mineralization also extend into the country rock;

approximately two thirds of the Measured and Indicated Resources are hosted outside of the porphyry, with about a 50:50 split in gold-equivalent ounces.
Drilling and Sampling

Diamond drillholes are the sole source of subsurface geologic and grade data for the Skouries Project. Resource delineation drilling was carried out in two major campaigns: in 1996 – 98 by then owner TVX and in 2012 to 2013 by Eldorado. TVX drilled a total 72,232 m of core in 121 drillholes using NQ (47.6 millimetres (mm)) diameter core. Holes reached a maximum depth of 1,013 m. Eldorado conducted two drill campaigns on the Skouries Project in 2012 and 2013: a 34-hole, infill drilling program comprising 6,922 m and a 10-hole, 6,617 m confirmation program. The confirmation program was completed to test the core of the main mineralized portion of the deposit to compensate for the lack of a drillcore record from the earlier TVX campaign. These confirmation drillholes confirmed the earlier results and are not included in the current Mineral Resource estimation.

The majority of the core samples for the Skouries Project originated from the 1996 – 98 drill campaign by TVX. Eldorado has reviewed the TVX studies and quality control / quality assurance (QA/QC) procedures and agrees with the conclusions that the drill data are acceptable to be used for Mineral Resource estimation. The QP concurs with this conclusion on the pre-Eldorado data having reviewed the reports. The background and QA/QC results of the Eldorado work were reviewed in detail under the QP supervision, replotted and deemed suitable for estimation purposes. Confidence in the data is also provided by the results of Eldorado’s confirmation drill program.
Metallurgical Testwork

Metallurgical testwork and studies were performed by Lakefield Research, Canada on composites selected from core samples of the major rock types, covering mineralogy, grinding and flotation. This testing was carried out to support the original 2007 design completed by Aker Kvaerner. Based upon this information, the criteria for process plant and infrastructure design were established.

Additional testwork was completed by Outotec in 2007, mostly at its laboratory in Pori, Finland, to give additional design confidence. This included flash flotation, gravity gold recovery, concentrate settling and filtration.

Further supplementary testwork was undertaken by FLS Knelson in 2013 on gravity gold recovery and by Wardell Armstrong in 2015 on flotation concentrate. Solvay (formerly Cytec), in 2016, and Bureau Veritas Commodities Canada, in 2017, worked on selective flotation of copper from pyrite-rich ore. In 2014, Orway Mineral Consultants (OMC) reviewed the testwork conducted by Aker Kvaerner to design the Skouries grinding circuit and conducted comminution circuit modelling studies using circuit simulations.
Mineral Resources and Mineral Reserves

The Mineral Resource estimate for the Skouries deposit was developed using assays and data from surface diamond drillholes. The estimate was made from a three-dimensional (3D) block model based on initial outlines derived by a method of probability assisted constrained kriging (PACK). The estimation, for both gold and copper, was within what is termed the 0.1% Cu PACK shell. The block size for the Skouries model was selected based on mining selectivity considerations and is 5 m x 5 m x 10 m. Copper and gold grades are highest in the porphyry. The gold to copper ratios are also markedly different between the intrusive and non-intrusive units. Generally, the coefficient of variance (CV) values for copper in all units is relatively low reflecting the porphyry style mineralization of the deposit. Gold CV values are higher, especially in the schist unit, reflecting some influence by local extreme grades. These were mitigated by a gold grade cap equal to 20 grams per tonne (g/t), applied to the assay data prior to compositing.

The assays were composited into 4 m fixed-length downhole composites and were back-tagged by the mineralized shell and lithology units. The compositing process and subsequent back-tagging was reviewed and found to have performed as expected. Modelling consisted of grade interpolation by ordinary kriging (OK). A two-pass approach was instituted for interpolation. Nearest-neighbour (NN) grades were also interpolated for validation purposes.

As part of this reporting, the QP reviewed and validated the model by performing visual, statistical, and graphical checks in the form of a series of swath plots and checking reporting. On this basis, the QP is comfortable with the validity of the model.

The Mineral Resources of the Skouries deposit were classified using logic consistent with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definitions Standards (2014). The mineralization of the Skouries deposit satisfies sufficient criteria to allow classification into Measured, Indicated, and Inferred Mineral Resource categories.

Reasonable grade and geologic continuity are demonstrated over most of the Skouries deposit, which is drilled generally on 40 m to 80 m, spaced sections. A two-hole rule was used where blocks containing an estimate resulting from two or more samples, all within 80 m and from different holes, were classified as Indicated Mineral Resources. For Measured Mineral Resource classification, a three-hole rule was applied where blocks contained an estimate resulting from three or more samples, all within 50 m and from different holes.

All remaining model blocks containing a gold grade estimate were classified as Inferred Mineral Resources.

The demonstration of Reasonable Prospects for Eventual Economic Extraction (RPEEE) was handled for both the open pit and underground portions of the deposit by creating potentially mineable shapes. In each case a long-term gold price of US$1,800/oz and copper price of US$3.50/lb were selected for the determination of Mineral Resource cut-off grades and pit shell. A gold equivalent (AuEq) calculation was used to combine the value of the two payable metals. The cut-offs used for defining the shapes were 0.3 g/t AuEq for open pit and 0.7 g/t AuEq for underground where AuEq is determined by AuEq = Au g/t + 1.25* Cu%. The parameters for cut-off grade calculations are listed in Table 1.1.

Table 1.1    Economic Parameters for RPEEE Evaluation

Description	Units	Open pit	Underground
Gold price	US$/oz	1,800	1,800
Copper price	US$/lb	3.50	3.50
Mining cost	US$/t processed	4.10	19.50
Process cost	US$/t processed	8.48	8.48
Filter plant cost	US$/t processed	2.13	2.13
IEWMF and water management	US$/t processed	0.13	0.13
G&A	US$/t processed	2.78	2.78
Overall costs	US$/t processed	17.62	33.02
Mill Au recovery	%	86.7	86.7
Mill Cu recovery	%	91.5	91.5
Cut-off used	AuEq g/t	0.3	0.7

The potentially mineable shapes representing volumes that have a reasonable expectation of being mined were determined as follows. Volumes that lie within both the 0.1% Cu PACK shell and the open pit shell and are predominantly above a cut-off grade of 0.3 g/t AuEq are assigned to the open pit reporting shape. Volumes that lie outside the open pit shell and lie within the 0.1% Cu PACK shell and are predominantly above a 0.7 g/t AuEq cut-off grade are assigned to the underground resource reporting shape. Volumes within both the open pit and underground resource reporting shapes are reported in their entirety; this includes some isolated blocks that are below the assigned cut-off, but that lie within the volumes deemed to be reasonably mineable. Similarly, isolated blocks that are above the cut-off grades, but that lie outside of the expected mineable volumes are omitted from the Mineral Resource estimate.

The Skouries Mineral Resources as of 30 September 2021 are shown in Table 1.2. The economic parameters and AuEq factors used are defined in the footnotes.
Table 1.2    Skouries Mineral Resources, as of 30 September 2021

Category	Tonnes (kt)	Au (g/t)	Cu (%)	Contained Au (koz)	Contained Cu (kt)
Open pit Mineral Resources
Measured	50,641	0.62	0.42	1,013	214
Indicated	14,151	0.22	0.22	99	32
Measured & Indicated	64,791	0.53	0.38	1,112	246
Inferred	784	0.16	0.18	4	1
Underground Mineral Resources
Measured	40,073	1.14	0.63	1,467	252
Indicated	135,109	0.56	0.46	2,452	620
Measured & Indicated	175,182	0.70	0.50	3,919	872
Inferred	66,873	0.38	0.40	811	265
Total Mineral Resources
Measured	90,714	0.85	0.51	2,479	466
Indicated	149,260	0.53	0.44	2,551	652
Measured & Indicated	239,974	0.65	0.47	5,030	1,118
Inferred	67,657	0.37	0.40	814	267

Notes:
•CIM Definition Standards (2014) were used for reporting the Mineral Resources.
•Open pit Mineral Resources are constrained by a semi-optimized pit that is strongly permit and crown pillar constrained and are reported at a 0.3 g/t AuEq cut-off.
•Underground Mineral Resources are those outside the pit shell and are reported at a 0.70 g/t AuEq cut-off.
•AuEq = Au g/t + 1.25 * Cu%, based on US$1,800/oz Au and US$3.50/lb Cu, and recoveries of 86.7% for gold and 91.5% for copper.
•Mineral Resources are stated inclusive of Mineral Reserves.
•Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
•Numbers may not compute exactly due to rounding.

Source: Eldorado, re-reported by AMC and approved by the QP.

The QP has validated the Mineral Resources. The data, methodology and analysis described in this report are considered sufficient for reporting Mineral Resources. There is no difference between the Mineral Resources reported in September 2020 and September 2021 and both statements are made on the same basis. There has been no production from the deposit, hence no depletion from the block model.

The Mineral Reserves at Skouries comprise an open pit and an underground component. Block model items transferred from the geology model for mine planning included estimated grades for copper and gold as well as Mineral Resource classification. Measured and Indicated Mineral Resources have been used to define the pit limits and for reporting of Mineral Reserves for scheduling. Inferred Mineral Resources were not used in the determination of Mineral Reserves.

The open pit optimization was carried out using MineSight mine planning software. The Skouries open pit is constrained by the existing EIS boundary on surface and a potential underground mining crown pillar, which limits the pit depth to 420 masl. In addition to the physical boundary constraints, the open pit design and overall size is also affected by a requirement to provide construction materials for the integrated extractive waste management facility (IEWMF), which contains dry stacked tailings.

The Mineral Reserves for the deposit were estimated using a gold price of US$1,300/oz and copper price of US$2.75/lb. The open pit Mineral Reserves are reported using a US$10.60/t net smelter return (NSR) cut-off value. The open pit combined Proven and Probable Mineral Reserves are 59.6 million tonnes (Mt) with an average grade of 0.57 g/t Au and 0.40% Cu.

The underground contribution to Mineral Reserves has been evaluated at a diluted NSR cut-off of US$33.33/t, incorporating unplanned diluting material of 5% for porphyry stopes and 5.5% for schist stopes that is assumed to carry no metal value, and assuming an overall mining recovery of 95%. The Mineral Reserves for the underground deposit have been estimated to be 87.5 Mt with an average grade of 0.90 g/t Au and 0.58% Cu.

The combined Mineral Reserves for the Skouries Project, as of 30 September 2021, are stated in Table 1.3. These represent the sum of the open pit and the underground Mineral Reserves. The cut-offs for the Mineral Reserves are NSR based with US$10.60/t used in the open pit portion and US$33.33/t for the underground estimate.

Table 1.3    Skouries Mineral Reserves, as of 30 September 2021

Category	Tonnes (kt)	Au (g/t)	Cu (%)	Contained Au (koz)	Contained Cu (kt)
Proven	73,101	0.87	0.52	2,053	381
Probable	74,014	0.66	0.48	1,576	359
Proven & Probable	147,116	0.77	0.50	3,630	740

Notes:
•Cut-off value applied, Open Pit: US$10.60/t ore; Underground: US$33.33/t ore.
•Gold Price: US$1,300/oz.
•Metallurgical Gold Recovery: 92.62 – 17.5 x oxide (%) – 22 x e(-1.2 x Au Grade (g/t)).
•Copper Price: US$2.75/lb.
•Metallurgical Copper Recovery: 99.41 – 56 x oxide (%) – 41 x e(-338 x Cu Grade (%)).
•Mining Recovery, Open Pit: 100%, Underground: 95%.
•Mining Dilution, Open Pit: 0.0%; Underground - Ore Development: 5.0%, Porphyry Stopes: 5.0%, Schist Stopes: 5.5%.
•Numbers may not compute exactly due to rounding.

Source: Mining Plus (MP) and approved by the QPs.
Mining Operations and Methods

Open pit mining is expected to be by conventional truck-shovel operation, with an ore production rate of approximately 5.5 Mtpa, at a waste to ore stripping ratio of approximately 0.90:1. The mining sequence will consist of drilling, blasting, loading, and hauling of ore and waste materials for processing and waste disposal. Based on the modelled rock types, approximately 17% of the mined material is amenable to free digging; this material will not be blasted. Direct feed ore from the open pit will be hauled to the Skouries processing plant. A portion of low-grade ore (LGO) will be hauled directly to the plant, and an additional portion will be hauled to the low-grade ore stockpile (LGOS) where it will be re-handled during Phase 2 of the Project.

Waste material is expected to be hauled directly to one of the material management structures within the Integrated Extractive Waste Management Facility (IEWMF). The structures internal to the IEWMF are the LGO embankment, J5, Capping Rock Dump1, Cofferdam Karatza Lakkos (KL) Embankment, and South Diversion Channel. Drilling operations will be carried out continuously as part of the normal mining operation. Once full mine production is reached, drilling and blasting of approximately 1 Mt (dry) per month will be required to maintain projected production levels.

The primary haul roads are designed at 25 m width, based on a 90 tonne (t) haul truck. Other haul roads, to be used by contractor trucks, are designed for 55 t articulated haul trucks with an overall roadway width of 15 m.

The number of haulage units was determined by calculating cycle times in Haulage© from MinePlan© using annual haul cycle profiles from MinePlan©. Haulage calculations were carried out based on the designated 90 t and smaller 55 t trucks. A maximum truck speed limit of 50 km/h was set for flat or inclined roads, reducing to 15 km/h near shovel and dump points and 15 km/h around switchback corners. On the downhill segments, speeds were limited to a maximum of 25 km/h. A tonnage factor for each material type was used to determine actual payload versus theoretical maximum payload for each truck class. These factors were based on experience from operations at other sites.

The open pit mine production schedule has been developed using a planned average annual ore production rate of 5.5 Mtpa. The actual yearly rate varies according to the ore production ramp-up schedule for the underground Phase 1, which will offset open pit ore. An open pit mining operation of 350 days per year consisting of three, eight-hour shifts operating 7 days a week is envisaged. The Skouries orebody that extends below the bottom of the open pit is amenable to a bulk underground mining method and has been evaluated under several different design approaches since the late 1990s, including block caving, sublevel cave (SLC), and sublevel long hole open stope (SLOS). SLOS has been confirmed as the most appropriate underground mining method for a number of reasons including:
•The geo-technical stability of the final reclaimed land after closure of the Project.
•The minimization of land-take needed for the surface tailings.
•The ability to backfill the depleted open pit.

The majority of the stoping is considered to take place in reasonable quality rock mass. The stope stability assessment has indicated that, for stoping in the porphyry, a 60 m sub-level interval (60 m stope height plus 5 m top drive development) can largely be viable without significantly compromising stope wall stability if the length of the stope does not exceed 30 m. Of the stopes that will be extracted in the schist, only half of these excavations will expose schist in the stope sidewalls as secondary stopes will expose the paste backfill within the primaries.

Stope back stability assessments were conducted using the NGI-Q stability graph as well as the stability graph method to determine appropriate stoping spans. Stope span has been limited to 15 m. Thus, the standard stope dimensions were set to 65 m high x 30 m long x 15 m wide in porphyry stopes, 65 m high x 20 m long x 15 m wide for primary stope design in schist material, and 65 m high x 30 m long x 15 m wide for secondary stope design in schist material.

All levels in both phases have similar designs. Peripheral development (Ring-drives) will provide access to all sides of the orebody and terminate at return air raise (RAR) locations. Ore drives for stope extraction will traverse the orebody east to west on 15 m centres, developed incrementally to meet the production schedule and mining sequence. Both ramps are planned to be used to haul ore, with the orebody divided into East and West in order to maintain a stope extraction sequence from the centre out. The underground portion of the Skouries Project will begin from the existing ramp from the surface to 385 masl. The ramp is currently developed to 35 m above the first production level, 350L. Mining will proceed to the 350L to establish major infrastructure and services. The 350L will serve as the mucking horizon for two test stopes, which are situated in the Crown Pillar and within the mining limits to enable a mineralized and accurate representation of the mining to be completed in Phase 1.

For Years -3 through to Year 2, underground mining efforts will focus on developing the access ramp and further establishing the levels and services for production, while also developing a second portal and ramp to the surface. In Year 4, the development is expected to begin in preparation for Phase 2. This development will entail the dual ramp systems to -130L, the major underground workshop, fuel bay and excavations for the materials handling systems.

Underground mining will be by conventional underground mining techniques. The mining sequence will consist of drilling, blasting, loading, and hauling of ore and waste materials. During Phase 1, ore will be hauled to the surface crusher by truck. During Phase 2 ore will be hoisted to surface by a shaft. In Year 4, the shaft headframe construction will commence, and shaft excavation will begin in Year 6. Excavation of the shaft will continue through Year 8, with the entire materials handling system projected for completion six months prior to the beginning of Phase 2 in Year 10.

The design of the Skouries mine includes provision for remote mining technology (RMT), which has an impact on the cycle times of stopes and the productivity of equipment. This technology includes tele-remote operation of mechanized equipment by an operator located on surface or in a remote area of the underground mine. RMT is considered a best available technology, and Skouries mine is uniquely positioned to benefit from the improvements in mining process due to the simple repetitive nature of the design and the availability of highly skilled technical workers.
Recovery Methods

For the first nine years of operation, the ore will be extracted from the open pit mine as well as from the underground mine for a total mill feed rate of 8.0 Mtpa. From the tenth year of operation until the depletion of Mineral Reserves, the plant will process ore extracted from the underground mine at an average of around 6.5 Mtpa tailing off in Years 19 and 20. During years 10 to 14, previously stockpiled oxide ore will be re-handled to maintain mill feed at 8.0 Mtpa.

The plant will process the copper / gold ore at a projected LOM average head grade of 0.50% copper and 0.77 g/t gold. Anticipated LOM average payable recoveries are 87% for copper and 81% for gold. The mill will produce a flotation concentrate that contains an average of 26% copper and 27 g/t gold. Metallurgical tests have shown that the ore contains a small amount of palladium (Pd), which will be collected into the copper / gold concentrate during flotation.

The process plant design provides for a nominal 8.0 Mtpa of ore throughput. While gravity classification, secondary gravity classification and gold room circuits have been designed, installation has been deferred pending confirmation of the need for gravity concentration to meet designed overall gold recoveries.

The unit operations comprise of:
•Primary crushing and crushed ore stockpile.
•SABC grinding and pebble crushing.
•Flotation and regrinding.
•Flotation concentrate and tailings thickening.
•Flotation concentrate filtering, storage and loadout.
•Tailings filtration, conveying and paste fill production.
•Reagent preparation and services.
Project Infrastructure

The principal waste streams generated from the Project are the overburden and waste rock from the open pit mining and underground development and the tailings from the mineral processing operations. Overburden and waste rock will be stored on surface and tailings is expected to be used underground as paste backfill with the remainder being stored on surface. The project mine plan and material balance has been developed such that overburden and waste rock is entirely used for construction requirements eliminating the need for a separate waste rock dump. The waste management plan has been developed to provide for surface storage of waste streams in the IEWMF all within one watershed.

The water within the Project site can be classified into two categories, contact water and non-contact water. Non- contact water is surface water that is diverted around the mine facilities without being exposed to mine infrastructure, using a series of diversion drainage ditches and groundwater resulting from mine dewatering. Contact water includes groundwater and surface water that falls in the form of precipitation and has been exposed to mine infrastructure. A numerical groundwater model was developed for the Project utilizing site specific data from field investigations to estimate the dewatering rates for contact and non-contact water.

The Project is well situated to take advantage of Greece’s modern transportation network for shipment of construction and operations freight. The main access road connects the process plant and mining area with the national road network. The major regional center of Thessaloniki is approximately 80 km away and is accessed by highway EO 16. Thessaloniki has an international airport and one of Greece’s largest seaports. Thessaloniki is linked to the rest of Greece by Greece’s National Roadway, which has been extensively modernized in the last 20 years. Access to Europe and Türkiye is provided by the highway and rail infrastructure. The Skouries Project site substation is fed from a new overhead 6 km long 150 kV transmission line connected to the national power grid. Hellas Gold has signed an agreement with the Independent Electricity Transmission Operation for Greece (ADMIE) in 2015 that sets out the terms and conditions for connecting to the Greek power grid. The high voltage substation constructed for the Skouries Project has a power capacity of 51 MW.
Permitting

The technical study submitted to the Ministry of Environment (MOE) for the Project was initially approved in February 2012. After numerous supplements relating to flotation plant, Tailings Management Facility (TMF) arrangements and “auxiliary temporary facilities”, approval by the MOE was granted in 2013 - 14. An updated technical study covering amended aspects of the process plant and associated infrastructure was submitted to the MOE in December 2015, and this was approved in May 2016.

Subsequently, an updated specific technical study for the flotation plant was submitted to the MOE and approved on 11 November 2016. An update of the installation permit for the flotation plant was submitted by August 2016 and this was approved on 3 September 2019.

An Investment Agreement (IA) which amends the 2003 Transfer Agreement and provides a modernized legal and financial framework to allow for the advancement of Eldorado’s investment in the Kassandra Mines was ratified into Greek law in early 2021. After the 2019 Greek Parliamentary elections, when Eldorado initiated talks with the newly established government, outstanding routine permits were released.

Hellas Gold has provided a €50.0 M Letter of Guarantee to the MOE as security for the due and proper performance of rehabilitation works in relation to the mining and metallurgical facilities of the Kassandra Mines project and the removal, cleaning, and rehabilitation of the old, disturbed areas from the historical mining activity in the wider area of the project. Additionally, a Letter of Guarantee to the MOE, in the amount of €7.5M, has been provided as security for the due and proper performance of the Kokkinolakkas TMF.

Capital and Operating Costs

The total Project capital cost includes the remaining cost to complete the Project construction until commercial production is achieved (‘initial capital’), and subsequent sustaining capital costs spread out over the remaining 20 years of the mine life. Capital costs are summarized in Table 1.5. Sunk costs to the end of 2021 are not included in the capital cost estimate. The accuracies of the cost estimates are consistent with the standards outlined by the Association for the Advancement of Cost Engineering (AACE). The cost estimate is a feasibility-level estimate categorized as AACE Class 3. Direct costs were developed from a combination of budget quotes, material take-offs, existing contracts, Project-specific references, and historical benchmarks. Indirect and owners’ costs were estimated using a combination of existing commitments, calculated project requirements, and historical benchmarks. Contingency was applied to each cost item in the estimate, based on the level of engineering definition and reliability of its unit rates

Table 1.4    Capital Cost Summary

Area	Cost (US$ M)
Development capital (pre-production)
Underground Phase 1 development	123
Open pit	99
Process and infrastructure	390
IEWMF and water management	158
Power Line	9
Owners Cost	66
Total pre-production development capital	845
Development capital (Phase 2 underground)	172
Sustaining capital
Underground	569
Open pit	21
Process and infrastructure	190
IEWMF and water management	81
Sub-total sustaining capital	861
Ramp up period (costs net of production)	-19
Addback spares	5
Total sustaining capital	847
Total capital (development and sustaining capital)	1,863
Note: Numbers may not compute exactly due to rounding.

The operating cost estimate provides the LOM operating costs associated with mining, the process plant, tailings filtration plant, backfill plant, WTP, water systems, and general and administrative (G&A) facilities. The operating cost includes all on-site costs from mining through to the production of copper concentrate, including tailings filtration, tailings compaction, and paste production.

The operating cost estimate has been developed on a year-by-year basis in accordance with Eldorado’s envisaged operations and mine plan. The estimated total costs by cost centre and cost category are presented in Table 1.5.

A €/US$ exchange rate of 1.2 was used for the preparation of the operating costs. The cost per tonne averages for the open pit and underground mining are calculated based on the tonnages mined for the production years of those phases. The non-mining cost centre expenditures are averaged based on the process plant ore throughput for the production years. The operating cost excludes cost associated with pre-production years.

Table 1.5    Operating Costs

Cost Centre	Production years total cost (US$)	Production years cost per tonne of production ore (US$/t)
Open pit mining	244,815,387	4.24*
Underground mining	1,681,025,005	19.32*
Process plant	1,247,247,282	8.54
Tailings filtration plant	314,300,479	2.15
Backfill plant	27,506,378	0.19
Water system	20,007,884	0.14
G&A	409,139,670	2.80
Subtotal mining	1,925,840,391	13.18
Subtotal non-mining	2,018,201,653	13.81
Total	3,944,042,045	26.99

The economic analysis is based on the Mineral Reserves production schedule, mill feed, metal recoveries and the capital and operating costs. The Project case metal prices used in the economic model are US$1,500/oz Au and US$3.85/lb Cu. The economic model was also evaluated at the respective Mineral Reserve gold and copper prices of US$1,300/oz and US$2.75/lb. The model makes use of a first principles build-up in Euros, with values then converted to US$. All reporting is in US$.

The after-tax cash flow analysis shows that the Skouries Project provides a robust return on the remaining capital to complete the Project scope and bring the Project into commercial production. An internal rate of return (IRR) of 19% on an after-tax basis is achieved with the project case metal prices of US$1,500/oz Au and US$3.85/lb Cu. Using those metal prices, the net present value (NPV) of the Project is estimated to be US$1,273M using a discount rate of 5%, with a payback of the remaining capital expenditure achieved in 3.7 years from the start of commercial production.

The economic model was subjected to a sensitivity analysis to determine the effects of changing metal prices, operating costs and capital costs on the Project financial returns. The results of the sensitivity analysis are provided in Table 1.6 to Table 1.9.

A test of economic extraction for the Skouries Mineral Reserves is demonstrated by means of a sensitivity analysis (see below). At the Mineral Reserve metal prices of US$1,300/oz Au and US$2.75/lb Cu the Project shows positive economics. The after-tax IRR is 9.8% and the NPV is estimated to be US$354M using a 5% discount rate, with a calculated payback period of 8.1 years from start of Commercial Production. Corporate income tax rates in Greece are 22% of net earnings. Income from operations can be offset by operating costs and by depreciation of capitalized items according to a schedule of depreciation based on the type of asset.

The sensitivity analysis shows that the Project is most sensitive to metal prices, followed by operating costs and then capital costs. The copper concentrate grade is the least sensitive. The sensitivity ranges show that the Project is also robust when evaluated using lower metal price assumptions, or higher operating and capital costs. Positive cash flows and positive NPV are maintained at metal prices of US$1,125/oz Au and US$2.89/lb Cu (except for when the NPV is discounted at 8%), operating and capital cost increased by 25% individually, or concentrate grade reduced by 25%.

Table 1.6    Metal Price Sensitivity Analysis

		Sensitivity Ranges
Parameters	Units	Reserve case	-25%	-12.5%	Project case	+12.5%	+25%
Gold price	US$/oz	1300.00	1,125.00	1,312.50	1,500.00	1,687.50	1,875.00
Copper price	US$/lb	2.75	2.89	3.37	3.85	4.33	4.81
Results (after tax)
NPV 0%	US$M	1,104	834	1,818	2,726	3,596	4,451
NPV 5%	US$M	354	195	755	1,273	1,772	2,261
NPV 8%	US$M	105	-16	401	788	1,161	1,526
IRR%	%	9.8	7.7%	14.1%	19.0%	23.4%	27.3%
Payback period	years	8.1	8.8	5.3	3.7	3.1	2.7
Taxation	US$M	253	209	417	667	913	1,154
Royalties	US$M	87	79	120	193	308	444

Table 1.7    Capital Cost Sensitivity Analysis

		Sensitivity Ranges
Parameters	Units	-25%	-12.5%	Project case	+12.5%	+25%
LOM capital costs	US$M	1,397	1,630	1,863	2,096	2,329
Results (after tax)
NPV 0%	US$M	3,100	2,913	2,726	2,538	2,349
NPV 5%	US$M	1,578	1,426	1,273	1,121	968
NPV 8%	US$M	1,064	926	788	651	512
IRR	%	26.4	22.3	19.0%	16.3	14.1

Table 1.8    Operating Cost Sensitivity Analysis

		Sensitivity Ranges
Parameters	Units	-25%	-12.5%	Project case	+12.5%	+25%
LOM operating costs	US$/t ore	20.24	23.62	26.99	30.36	33.74
Results (after tax)
NPV 0%	US$M	3,495	3,110	2,726	2,338	1,950
NPV 5%	US$M	1,696	1,484	1,273	1,061	849
NPV 8%	US$M	1,097	943	788	634	478
IRR	%	22.4	20.8	19.0	17.2	15.3

Table 1.9    Concentrate Grade Sensitivity Analysis

		Sensitivity Ranges
Parameters	Units	-25%	-12.5%	Project case	+12.5%	+25%
LOM operating costs	%Cu	19.5	22.75%	26%	29.25%	32.5%
Results (after tax)
NPV 0%	US$M	2,601	2,672	2,726	2,767	2,800
NPV 5%	US$M	1,203	1,243	1,273	1,297	1,315
NPV 8%	US$M	736	766	788	806	820
IRR	%	18.4	18.8	19.0	19.2	19.4
Note: Sensitivity plots for the metal price and the sensitivity to capital expenditure (capex), opex, and copper concentrate grade varied by ±25% are provided in Figure 1.1 to Figure 1.3.

Figure 1.1    Sensitivity Plot for Metal Price Analysis

Figure 1.2    NPV Sensitivity Plot for Capital Costs, Operating Costs, and Copper Concentrate Grade

Figure 1.3    IRR Sensitivity Plot for Capital Costs, Operating Costs, and Copper Concentrate Grade

Lamaque
Technical Report

The scientific and technical information regarding Lamaque in this AIF is primarily derived from or based upon the scientific and technical information contained in the technical report titled “Technical Report for the Lamaque Project, Québec, Canada’’ with an effective date of December 31, 2021 prepared by Eldorado Gold Corporation including Eldorado employees Jacques Simoneau, géo, Peter Lind, P. Eng, Ertan Uludag, P. Geo, Sean McKinley, P. Geo, Jessy Thelland, P. Geo, Mehdi Bouanani, P. Eng, Vu Tran, P. Eng, David Sutherland, P. Eng and Michael K. Murphy, P. Eng of Stantec Consulting, all of whom are “Qualified Persons” under NI 43-101. The report is available under Eldorado Gold’s name on SEDAR and EDGAR.
Project Description, Location and Access

The Lamaque Project is situated near the city of Val-d’Or in the province of Quebec, Canada, approximately 550 km northwest of Montreal. The coordinates for the approximate center of the host of the mineral reserves, the Triangle deposit, are latitude 48°4’38” N and longitude 77°44’4” W. The properties that form the Lamaque Project represent the amalgamation of three separate but contiguous properties: Lamaque South, Sigma-Lamaque, and Aumaque, previously registered to lntegra Gold and Or lntegra. The Sigma mill is accessed via the Provincial Highway 117, 1.4 km east of Val-d’Or. The Triangle mine site is accessed from the south of Val-d’Or, 3.7 km east along a private gravel service road, Voie de Service Goldex-Manitou.

The city of Val-d’Or has a humid continental climate that closely borders on a subarctic climate. Winters are cold and snowy, and summers are warm and damp. All requirements, including a quality supply of hydro-electric power to support a mining operation, are available in Val-d’Or, and there is an ample supply of water on or near the Lamaque Project to supply a mining operation. Also available is a local skilled labor force with experienced mining and technical personnel.

The Abitibi region has a typical Canadian Shield-type terrain characterized by low local relief with occasional hills and abundant lakes. The mine site is bordered to the north by a large unpopulated wooded area, a portion of which is currently used for tailings and waste rock disposal.
History

Val-d’Or has been a highly active mining area for a century, with significant mineral deposits found throughout the region. Gold has been produced from the historic Sigma and Lamaque mines starting in the early 1930’s. More recently, Eldorado acquired the Lamaque Project through the purchase of lntegra Gold Corp in 2017. Eldorado achieved commercial production on March 31, 2019, from ore mined at the Upper Triangle deposit and processed at the refurbished Sigma mill. In 2022, Lamaque processed 833,297 tonnes of ore and produced 174,097 ounces of gold.
Geological Setting, Mineralization and Deposit Types

The Lamaque Operations are located in the Val-d’Or district of the eastern Abitibi Greenstone Belt within the Superior Province of the Canadian Shield. Known deposits and mineral occurrences in the project area, including the Triangle deposit, are sulphide-poor quartz veins or quartz-tourmaline-carbonate veins typical of many of the orogenic gold deposits in the region. Host rocks consist of volcanic flows and volcaniclastic rocks of the Val-d’Or Formation, intruded by a variety of intermediate to mafic intrusions in various forms including plugs, dykes and sills. Mineralized veins occur dominantly as shear veins within faults and shear zones cutting these units, and to a lesser degree as secondary splays and extension veins. These veins are preferentially localized within the mafic intrusions and in the host volcanic sequence proximal to the intrusions, which provide a competent host for the emplacement of gold-bearing quartz- tourmaline veins.

Current gold resources at the Lamaque Operations are defined in the Triangle, Plug No. 4, Parallel and Ormaque deposits, with most resources occurring in the Triangle and Ormaque deposits. The Triangle deposit is localized within and peripheral to a feldspar porphyritic diorite intrusion referred to as the Triangle Plug. Gold mineralization in the Triangle deposit occurs in shear-hosted quartz-tourmaline-

carbonate-pyrite veins cutting the Triangle Plug and extending into the surrounding mafic lapilli-blocks tuffs. The thickest and most continuous veins are localized within east-west striking ductile-brittle reverse shear zones dipping 50-70° south. Veins also occur as extensional shear vein splays dipping 20-45° south as well as subhorizontal extension veins. Gold occurs within the veins as well as in the silica-sericite-carbonate-pyrite alteration selvages flanking the veins.

The Ormaque deposit occurs mainly within the C-porphyry diorite, also the principal host to the Sigma deposit, along its contact with andesitic volcaniclastic rocks of the Val-d’Or Formation. High gold grades are associated with quartz-carbonate-tourmaline veins, both within the veins themselves and in tourmaline-flooded wall rocks. Coarse visible gold is common. The mineralized veins are extensional veins to hybrid extensional shear veins typically dipping 10° to 25° WSW. Both are spatially associated with steeply NNW-dipping ductile-brittle fault zones. This vein-fault geometry is similar to that present at the historical Mine #2, located between the Ormaque deposit and the Sigma Mine.

The Plug No. 4 deposit, located 550 m north of the Triangle deposit contains mineralized veins restricted to a subvertical fine to medium-grained cylinder-shaped gabbro intrusion measuring roughly 100 to 150 m in diameter. East-west striking reverse shear zones dipping between 45° and 75° to the south cut the intrusion and host gold-bearing quartz- tourmaline-carbonate-pyrite veins. Mineralized extensional shear veins dipping 35-45° south are associated with these but have limited lateral continuity. Sub-horizontal extensional veins occur in vein arrays or clusters that extend for tens of metres down the central core of the gabbro intrusion. The thickness of individual veins can vary from 1 mm to 1.25 m, with most around 5-10cm. These vein clusters can carry significant gold concentrations, but grades are erratic.

Mineralized zones at the Parallel deposit occur as sub-horizontal extension veins at shallow depths (70-200 m) and as shear veins dipping approximately 30-45° south at deeper levels. The mineralized veins consist of quartz and carbonate with lesser amounts of tourmaline, chlorite and sericite, hosted within fine- to medium-grained porphyritic diorite. The sub-horizontal extension veins are laterally extensive (up to 300 m), occur in en echelon patterns and exhibit pinch and swell characteristics. In general, they occur in stacked sets 10-25 m thick each containing up to 7 or 8 individual veins. Shear veins occur as up to four parallel veins within a 75 m wide corridor. Individual shear veins typically range in width from 15 cm and 1.5 m, but can be up to 2.6 m thick locally.

Gold mineralization is also documented in numerous zones which are peripheral to the four above deposits. These show similar styles of vein control and host rock characteristics as the three deposits discussed. The principal zones currently defined at the project include: Fortune Zone; No. 5 Plug (including No. 35 Vein); No. 3 Mine (including No. 1 and 2 Veins); South Triangle Zone; Mylamaque Zone; No. 4 Vein; No. 6 Vein; Sixteen Zone and Sigma East Zone. In addition, both the Sigma mine and Lamaque mine contain significant zones of residual mineralization not exploited during the historical mining of these deposits.
Exploration

Exploration in the Val-d’Or area has been on-going for nearly a century. Since the acquisition of lntegra Gold Corp. by Eldorado in 2017, significant exploration activities occurred at Triangle as well as several other targets including Plug No. 4, Parallel, Aumaque, South Gabbro, Lamaque Deep, Vein No. 6, P5 Gap, Sigma East Extension, Sector Nord, amongst others. In January 2020, Eldorado announced the discovery of the Ormaque deposit. Eldorado continues to explore the Lamaque property extensively.
Drilling, Sampling and Analysis

Drilling on the Triangle, Parallel, Plug No. 4, and Ormaque deposits amount to 3,330 completed drill holes totaling some 821,284 m. Much of the drilling has been completed since 2015, and in 2015 Eldorado Gold took over the responsibilities for planning, core logging, interpretation and supervision and data validation of the diamond drill campaigns. Drilling was done by wireline method with NQ sized core (47.6 mm nominal core diameter). Geology and geotechnical data were collected from the core before sampling. All vein and shear zone occurrences were sampled with additional “bracket sampling” into unmineralized host rock on both sides of the veins or shear zones. Typically, about 50% of a hole was sampled. The core was cut at the Eldorado’s core facility in Val-d’Or, Quebec. For security and quality control, diamond drill core samples were catalogued on sample shipment memos, which were completed at the time the samples were being packed for shipment. Standards, duplicates, and blanks were inserted into the sample stream by Eldorado staff.

Sample preparation procedures including an initial crush to 10 mesh followed by a riffle split of a 250 g subsample which was pulverized to 85% passing 200 mesh. This subsample is sent for assay where a 30 g subsample is taken and fire-assayed with an atomic absorption (AA) spectrometry finish. Any values greater than or equal to 5 git Au were reassayed by fire assay using a gravimetric finish. The sample batches contained QA/QC samples comprising standard reference materials (SRMs), duplicates and blanks. It is in Eldorado’s opinion the QA/QC results demonstrate that the Lamaque Project database for assays obtained from 2015 to 2021 is sufficiently accurate and precise for resource estimation.

Checks to the entire drillhole database were undertaken and comparisons made between the digital database and original assay certificates. Eldorado concluded that the data supporting the Lamaque Project resource work is sufficiently free of error to be adequate for estimation.
Metallurgical Testing
The metallurgical responses of ores from Upper Triangle are well understood given three years of operating data and extensive metallurgical testwork that has been completed. Tests included chemical analyses, comminution test work, gravity concentration tests, whole ore cyanidation tests, carbon gold loading tests, cyanide destruction tests as wells as thickening, rheology, and filtration test work. High metallurgical recoveries (96.5%) are obtained with the Upper Triangle ores and require a fine grind size (40 µm P80), long retention time (>70 hours), and high pH.
Recent testwork programs have focused on samples from Lower Triangle (zones C6 through C10) and the Ormaque deposit. Testwork programs have been carried out by third-party commercial laboratories.
Compared to ore from Upper Triangle, the Lower Triangle samples are slightly harder with a Bond Ball Mill work index of 12.8 kWh/t to 13.5 kWh/t. Recoveries from Lower Triangle are slightly lower than Upper Triangle, with an expected recovery of 95%. Samples tested from Ormaque indicate that the mineralized material is somewhat harder at 14.2 kWh/t and with metallurgical recoveries in line with Upper Triangle (96.5%) ores. A higher proportion of coarse gravity-recoverable gold was noted with the Ormaque samples.
Mineral Resource and Mineral Reserves Estimates

The Mineral Resource estimate for the Triangle deposit used data from both surface and underground diamond drillholes. The resource estimates were made from 3D block models created by utilizing commercial geological modelling and mine planning software. The block model cell size is 5 m east by 5 m north by 5 m high. The mineral resources of the Triangle deposit were classified using logic consistent with the CIM Definition Standards for Mineral Resources and Mineral Reserves referred to in NI 43-101. The mineralization of the project satisfies sufficient criteria to be classified into measured, indicated, and inferred mineral resource categories. Mineral resources that are not mineral reserves have no demonstrated economic viability.

The Mineral Resources for the Triangle deposit, as of 30 September 2022, are shown in Table 1-1. The resources do not include 23 kt in surface stockpiles as of the end of September 2022. The mineral resources are reported within the constraining mineralized domain volumes that were created to control resource reporting and are based on a 3.0 g/t gold cut-off grade.
Table 1-1: Triangle Mineral Resources, as of 30 September 2022

Deposit Name	Categories	Tonnes (x 1,000)	Grade Au (g/t)	Contained Au (oz x 1,000)
Upper Triangle	Measured	1,125	9.14	331
	Indicated	5,048	7.76	1,259
	Measured and Indicated	6,173	8.01	1,590
	Inferred	1,504	6.56	317
Lower Triangle	Inferred	7,819	7.46	1,876

The Mineral Resource estimate for the Parallel deposit used data from surface diamond drillholes. The resource estimates were made from 3D block models created by utilizing commercial geological modelling and mine planning software. The block model cell size is 5 m east by 5 m north by 5 m high. The block model was not rotated.

The mineral resources of the Parallel deposit were classified using logic consistent with the CIM Definition Standards for Mineral Resources and Mineral Reserves referred to in NI 43-101. The mineralization of the project satisfies sufficient criteria to be classified into indicated and inferred mineral resource categories. Mineral resources that are not mineral reserves have no demonstrated economic viability.

The Mineral Resources for the Parallel deposit, as of 30 September 2022, are shown in Table 1-2. The mineral resources are reported within the constraining domain volumes that were created to control resource reporting and at a 3.0 g/t gold cut-off grade.
Table 1-2: Parallel Mineral Resources, as of 30 September 2022

Deposit Name	Categories	Tonnes (x 1,000)	Grade Au (g/t)	Contained Au (oz x 1,000)
Parallel	Indicated	221	9.87	70
Parallel	Inferred	200	8.83	57

Due to its similarity with the Triangle deposit, the same classification approach is used in the Parallel deposit, where the average distance of the samples to a block center interpolated by samples from at least two drill holes, up to 30 m was classified as indicated mineral resources. All remaining model blocks containing a gold grade estimate were assigned as inferred mineral resources.
The Mineral Resource estimate for the Ormaque deposit used data from surface diamond drillholes. The resource estimates were made from 3D block models created by utilizing commercial geological modelling and mine planning software. The block model cell size is 5 m east by 5 m north by 5 m high.

The mineral resources of the Ormaque deposit were classified using logic consistent with the CIM Definition Standards for Mineral Resources and Mineral Reserves referred to in National Instrument 43-101. The density of drillhole data and the continuity of mineralization at Ormaque only supports an inferred classification for all resources. Mineral resources that are not mineral reserves have no demonstrated economic viability.

The Mineral Resources for the Ormaque deposit, as of 30 September 2022, are shown Table 1-3. The mineral resources are reported within the constraining volumes that were created to control resource reporting at a 3.5 g/t gold cut-off grade.

Table 1-3: Ormaque Mineral Resources, as of 30 September 2022

Deposit Name	Categories	Tonnes (x 1,000)	Grade Au (g/t)	Contained Au (oz x 1,000)
Ormaque	Inferred	2,223	11.74	839

The Mineral Reserve estimate is based on Measured and Indicated Mineral Resources for the Upper Triangle and Parallel deposits, upon which the mining plan and economical study have demonstrated economical extraction. Mineral reserves are reported using a gold price of US$ 1,300 per ounce and an exchange rate of 1.25 CA$/US$. A cut-off grade of 4.69 g/t after dilution was applied at stope scale for discrimination of material to be retained in reserves and all stopes falling below cut-off were taken out of the mine plan. Isolated stopes with grade barely above cut-off were taken out of the reserves if their extraction could not support the cost of development. From a marginal cut-off grade perspective that considers sunk cost, mandatory development in mineralized ore was included in the reserves if it graded at least 1.0 g/t.

Areas of uncertainty that may materially impact the Mineral Reserve estimates include and are not restricted to:
•Gold market price and exchange rate.
•Costs assumptions, in particular cost escalation.
•Geological complexity and continuity.
•Dilution and recovery factors.
•Geotechnical assumptions concerning rock mass stability.

Orebody wireframes were produced on LeapFrog Geo software and an interpolated block model was produced by MineSight Software. Using Deswik Stope Optimizer Module, stope shapes were created using the following constraints and modifying factors:
•Only material falling in the Measured and Indicated Resources was retained for inclusion in Mineral Reserves.
•Mining Method considered a vertical height of 25 m, Minimal dip 45° and stope width between 3 m and 10 m for Longitudinal Retreating Long Hole method with stope lengths up to 25 m. For Transverse Primary/ Secondary Long Hole method, a minimal dip of 45 ° and stope width greater than 10 m was considered with stope lengths of 10 m.
•External dilution of 20%
•Ore Development incorporated internal, planned dilution, and considered 100% mining recovery with no-over break.
•Development material grading at least 1.0 g/t was included if the development is mandatory.
•Mining Recovery of 95% and metallurgical recovery of 96%.

The Mineral Reserve estimate as prepared by Eldorado Gold Quebec is summarized in Table 1-4 and has an effective date of September 30, 2022. All Mineral Reserves are classified as Proven or Probable in accordance with the 2019 “CIM Estimation of Mineral Resources & Mineral Reserves Best Practices Guidelines”.

Table 1-4: Lamaque Project Mineral Reserves as of 30 September 2022

Reserve	Proven			Probable			Total P&P
Zone	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	%
C1	4,587	4.42	653	133,226	6.63	28,405	137,814	6.56	29,057	2.90%
C2	204,148	5.51	36,132	91,215	5.63	16,504	295,363	5.54	52,636	5.30%
C3	8	8.21	2	235,010	6.27	47,339	235,018	6.27	47,341	4.80%
C4	652,671	7.28	152,721	2,180,952	6.12	428,786	2,833,622	6.38	581,507	59.00%
C5	0	0	0	862,732	8	221,929	862,732	8	221,929	22.50%
Parallel	0	0	0	249,735	6.19	49,704	249,735	6.19	49,704	5.00%
Surface Inventory	16,039	5.7	2,938	0	0	0	16,039	5.7	2,938	0.30%
Total	877,453	6.82	192,445	3,752,869	6.57	792,667	4,630,322	6.62	985,112	100%
Total recovered (96%)			185,902			765,716			951,619
Note: Tonnes and grade are diluted and considering mining recovery. All splay veins are regrouped in their related main zone.
As of the effective date of the technical report, the QP is not aware of any risks, legal, political, or environmental factors that would materially impair the Mineral Reserve estimate.

Mining Methods

The primary mining method that is currently used at Lamaque is mechanized longhole stoping. The existing mobile equipment fleet of conventional equipment, mine infrastructure, and services, as well as workforce skillsets are based on longhole, and this method will continue to be used. Ore is transferred to surface using 45-tonne rated underground haulage trucks in the newly developed Sigma Ramp to the surface ore pad near the Sigma mill facility. The current longhole stoping mining method will be maintained in the proposed mining of the Lower Triangle deposit

In the proposed mining of the Ormaque deposit, drift and fill (DAF) mining methods is expected to be employed due to the shallowly-dipping orientation of the mineralized zones, allowing for near-complete recovery of mineralization and providing better selectivity while allowing low grade material to be left in the stopes. New low-profile mining equipment will likely be required to reduce mining heights to 2.4m and reduce external dilution.

The mine operation is currently using cemented rockfill (CRF) and unconsolidated rockfill as backfill. In the proposed Lower Triangle and Ormaque mine plans, addition of a paste fill plant is under evaluation to provide cemented paste fill. Mineralized material will continue to be transferred to surface using underground haulage trucks. The newly developed Sigma-Triangle decline to the surface ore pad near the Sigma mill facility is a recent improvement for material handling to the mill. Where practical, waste rock will remain underground for use as backfill.

Processing and Recovery Methods

In 2023, Lamaque is expected to mine and process approximately 860,000 to 870,000 tonnes of ore from the Triangle deposit. This corresponds to a plant throughput of 110 tonnes per operating hour at peak feed rate of 2,500 tonnes per day. Minor debottlenecking improvements are planned to ensure that the mill throughput capacity and availability correspond to the mining production rate.

With ongoing resource conversion efforts, it is expected that Lower Triangle and Ormaque will provide mill fed starting in 2026. The Sigma mill operates a conventional process including crushing, grinding, gravity concentration, leach, and carbon-in-pulp (CIP) circuits, as well as elution, carbon regeneration and refinery areas. Metallurgical recoveries through the Sigma mill averaged 97.7% over the last twelve months. Expected recoveries for Upper Triangle ores are 96.5%. For Lower Triangle materials, expected recoveries are slightly lower at 95% and for Ormaque expected recoveries are 96.5%. Recoveries have been slightly higher during the summer period due to the positive benefit of higher leach temperatures.
Infrastructure

The Triangle mine site consists of the following buildings built as part of the current mine surface infrastructure:
•A two-story building housing administration, technical services and operations offices. It also includes a 400 persons dry facility.
•A garage with 6 working bays, a warehouse, a compressor room and offices to serve maintenance and procurement teams;
•A set of buildings next to the main ventilation raise for main fans, heating system and compressor room;
•A complete diamond drill core logging facility;
•A cement slurry plant connected to the underground via piping;
•Prefabricated modules housing offices and dry facilities for the site contractors; and
•Several fabric buildings to serve as cold storage.
•A core logging building
•Surface fuel station

Eldorado’s operations in Quebec comprise of one active and two inactive tailings facilities. Our active tailings facility is located adjacent to the Sigma Mill, designated as Sigma Tailings Management Facility (TMF). The design and operation of the Sigma TMF is in keeping with Towards Sustainable Mining guidelines and align with the Canadian Dam Association standards. One inactive TMF is located at the Aurbel site, designated as Aurbel TMF. A second inactive tailings facility is located within the operational area, designated as Lamaque TMF. The dormant Lamaque TMF has been inactive since 1985. In 2017 and 2018, reports identified potential concerns with design aspects of tailings berms at the dormant Lamaque TMF. In 2021, Eldorado established an independent tailings review board (ITRB) to provide technical guidance on design and operational practices. An independent review of all tailings facilities, active and inactive, associated with Eldorado’s operations in Québec was completed in July 2021. The review provided positive feedback on the management of the tailings facilities and provided recommendations to support short-term operational improvements which will lead to a lower risk profile for the facilities along with guidance on the longer-term plan which will focus initially on gaining increased geotechnical understanding and surface water management.

Since 2020, in addition to the usual daily and monthly inspections, instrumentations with telemetry, including piezometers, inclinometers and tensiometers has been installed across the Sigma tailings impoundment, to help to monitoring the behaviour of the dykes. An Independent Tailings Review Board (ITRB) advises on the design, the construction and the operation process of the tailings impoundment to ensure it meets the best practice in the industry.

The Lamaque Operations include significant fixed infrastructure in place at the Triangle deposit and the Sigma mill. This includes an underground ramp system currently extending to 725 m depth, with approximate dimensions of 5.1 m x 5.5 m that provides access to the ore zones on 18 m vertical intervals in the upper mine and 25 m vertical intervals in centers of production below 275 m level. A ventilation system with two 1500 hp surface fans and multiple 3.4 m – 7.3 m diameter raise connections to levels in the mine which provide sufficient air for underground operations. The airflow isheated with natural gas burners in winter months. A cement slurry mixing and distribution system is for use in the backfilling of stopes with cemented rockfill. A series of surface buildings including the mine site offices, mine dry, workshop, warehouse, contractor offices, laydown yards, diesel storage, explosives magazine and stockpile pads for ore and waste are available and capable of supporting the current operations at the Triangle site.

The ore from the Triangle site is currently processed at the Sigma Mill. Fixed infrastructure at the Sigma Mill site includes the primary crushing circuit, ore storage dome, a rod and ball milling circuit followed by a series of cyclones, a gravity concentration circuit, a cyanide leach circuit, a carbon in pulp circuit, ADR process circuit and equipment, a gold refinery and associated infrastructure including piping, pumps, electrical connections, motor controls, instrumentation and automation and monitoring equipment. This infrastructure was largely in place at the Sigma Mill and used by past operators.

Future planned infrastructure includes continuation of the main ramp to develop the C4 resources and potential ore zones of the Triangle deposit in Lower Triangle. Upgrades are also planned to the existing gravity concentration circuit including intensive cyanidation. An upgraded cyanide destruction circuit is in place. Investigations are underway to feed this slurry to a potential new paste tailings plant to supplement the tailings deposition at the existing Sigma tailings facility, and potentially for use in underground backfill systems.

The Lamaque Operations also include a diverse fleet of owner operated underground mining equipment including underground haulage trucks ranging from 30T – 45T, underground loaders ranging in size from 4 – 10 yd, development jumbos, production drills, mechanized bolters, and support equipment such as scissor lifts, personnel carriers, backhoes, boomtrucks, explosive loaders and others. Two 50T electric Sandvik trucks are expected to join the fleet in 2023.
Costs

Production, cash operating cost per ounce, and sustaining capital for 2022 and forecasts for 2023 are as follows:

	2022	2023 Forecast
Production	174,097 oz	170,000 - 180,000 oz
Cash Operating Cost per ounce sold	$ 642	$ 670 - 770
Sustaining Capital	$ 62.8 M	$ 60 - 70 M

In 2023, Lamaque is expected to mine and process approximately 860,000 to 870,000 tonnes of ore at an average gold grade of 6.25 to 6.75 grams per tonne. Cash operating costs per ounce of $670 to $770 in 2023 reflect increased mining and processing costs due to mine sequence optimization for Lower Triangle, cost inflation, and a competitive labour landscape.

Sustaining capital expenditures for 2023 are expected to be approximately $60 to $70 M, which includes significant underground mine development and resource conversion drilling at Triangle. Expected growth capital for 2023 of $37 to $42 M includes non-sustaining exploration expenditures for resource conversion and resource expansion drilling at the Ormaque and Parallel deposits, tailings management, and electric underground trucks.

Expensed exploration programs in 2023 will focus on early-stage targets at Sigma-Lamaque, continued exploration drilling on the Bourlamaque property, and other early-stage targets.

Non-Material Properties
Perama Hill
Perama Hill is an epithermal gold-silver deposit located in the Thrace region of northern Greece. If developed, the project will operate as a small open pit mine that uses a conventional carbon in leach circuit for gold recovery. Project optimization and studies are ongoing to prepare permitting documentation.
Sapes Project
The Sapes project is located approximately 2km east of the village of Sapes in northeastern Greece and is 14km northeast from the Perama Hill project. Sapes village has a population of approximately 9,500. Sapes was acquired in 2014 through Eldorado Gold’s acquisition of Glory Resources Ltd. We are currently assessing the project and will determine the project scope after further drilling. At that time, we will determine permit methodology and assess whether the previous PEIA is applicable or not.
Stratoni
Stratoni is an underground, silver-lead-zinc mine located in the Halkidiki Peninsula in northern Greece. As of December 13, 2021 Mavres Petres mine was placed under care and maintenance with the workforce being re-distributed to other operations of Hellas Gold. Significant amounts of drilling are planned to continue exploration of Mavres Petres and build the reserve base. Drilling continued into 2022 with up to 3 surface drill rigs located in strategic positions.

Certej
In October 2022, the Company entered into an agreement to sell the Certej project. The Agreement expired March 24, 2023, however, the Company continues discussions with the proposed purchaser with a view to completing the transaction on substantially the same terms as the October 2022 Agreement, subject to certain closing conditions, including required regulatory approvals. If the Company is successful in entering into and completing a new Agreement, consideration is expected to include $18 M cash upon closing of the transaction, deferred consideration of $12 M in cash, with $5 M and $7 M payable 24 months and 36 months, respectively, following the receipt of the building permit, and the Company will retain a 1.5% net smelter return royalty on the project.
Bolcana
The Bolcana exploration licence expired in 2021, and as such the applicable mineral resources have been removed from the Company’s mineral resources statement

Mineral Reserves and Mineral Resources
2022 Mineral Reserve and Mineral Resource Tabulations

Table 1: Eldorado Mineral Reserves, as of September 30, 2022
Project	Proven Mineral Reserves			Probable Mineral Reserves			Total Proven and Probable

GOLD	Tonnes	Au	In-situ Au	Tonnes	Au	In-situ Au	Tonnes	Au	In-situ Au
	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)
Efemçukuru	1,567	5.59	282	1,617	5.01	260	3,184	5.30	542
Kişladağ	173,443	0.69	3,856	12,563	0.53	213	186,006	0.68	4,069
Lamaque	877	6.82	192	3,753	6.57	793	4,630	6.62	985
Olympias	1,583	9.31	474	6,660	6.36	1,362	8,243	6.93	1,836
Perama Hill	3,088	4.03	400	9,410	2.81	850	12,498	3.11	1,250
Skouries	73,101	0.87	2,053	74,015	0.66	1,576	147,116	0.77	3,630
TOTAL GOLD	253,660	0.89	7,257	108,017	1.46	5,055	361,677	1.06	12,312

SILVER	Tonnes	Ag	In-situ Ag	Tonnes	Ag	In-situ Ag	Tonnes	Ag	In-situ Ag
	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)
Olympias	1,583	136	6,937	6,660	132	28,157	8,243	132	35,094
Perama Hill	3,088	4	403	9,410	8	2,277	12,498	7	2,680
TOTAL SILVER	4,671	49	7,340	16,070	59	30,434	20,741	57	37,774

COPPER	Tonnes	Cu	In-situ Cu	Tonnes	Cu	In-situ Cu	Tonnes	Cu	In-situ Cu
	(x1000)%		ounces (x1000)	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)
Skouries	73,101	0.52	381	74,015	0.48	359	147,116	0.50	740
TOTAL COPPER	73,101	0.52	381	74,015	0.48	359	147,116	0.50	740

LEAD	Tonnes	Pb	In-situ Pb	Tonnes	Pb	In-situ Pb	Tonnes	Pb	In-situ Pb
	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)
Olympias	1,583	4.4	70	6,660	4.5	300	8,243	4.5	369
TOTAL LEAD	1,583	4.4	70	6,660	4.5	300	8,243	4.5	369

ZINC	Tonnes	Zn	In-situ Zn	Tonnes	Zn	In-situ Zn	Tonnes	Zn	In-situ Zn
	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)
Olympias	1,583	5.0	79	6,660	5.4	360	8,243	5.3	439
TOTAL ZINC	1,583	5.0	79	6,660	5.4	360	8,243	5.3	439
* Mineral reserve cut-off grades: Efemcukuru: $104.00/t NSR (long hole stoping), $108.00/t NSR (drift and fill); Kisladag: 0.18 g/t Au Recoverable; Lamaque: 4.69 g/t Au; Olympias: $195.00/t NSR; Perama Hill: 0.73 g/t Au; Skouries: $10.60/t NSR (open pit), $33.33/t NSR (underground).

Table 2: Eldorado Mineral Resources, as of September 30, 2022
Project	Measured Mineral Resources			Indicated Mineral Resources			Total Measured & Indicated			Inferred Mineral Resources
GOLD	Tonnes	Au	In-situ Au	Tonnes	Au	In-situ Au	Tonnes	Au	In-situ Au	Tonnes	Au	In-situ Au
	(x1000)	g/t	tonnes (x1000)	(x1000)	g/t	tonnes (x1000)	(x1000)	g/t	tonnes (x1000)	(x1000)	g/t	tonnes (x1000)
Efemçukuru	1,857	7.37	440	2,842	6.88	629	4,699	7.07	1,069	2,677	5.01	431
Kişladağ	300,070	0.61	5,895	44,408	0.50	708	344,478	0.60	6,603	7,529	0.44	107
Lamaque	1,125	9.14	331	5,978	7.68	1,475	7,103	7.91	1,806	10,003	7.32	2,354
Ormaque	0	0.00	0	0	0.00	0	0	0.00	0	2,223	11.74	839
Olympias	2,618	10.49	883	10,319	7.37	2,446	12,937	8.00	3,329	2,186	7.97	560
Perama Hill	3,093	4.15	412	10,973	2.73	962	14,066	3.04	1,374	1,136	1.63	59
Perama South	0	0.00	0	0	0.00	0	0	0.00	0	14,870	1.52	728
Piavitsa	0	0.00	0	0	0.00	0	0	0.00	0	6,613	4.82	1,025
Sapes	0	0.00	0	0	0.00	0	0	0.00	0	3,434	7.43	820
Skouries	90,714	0.85	2,479	149,260	0.53	2,551	239,974	0.65	5,030	67,657	0.37	814
TOTAL GOLD	399,477	0.81	10,439	223,779	1.22	8,771	623,256	0.96	19,210	118,328	2.03	7,738
SILVER	Tonnes	Ag	In-situ Ag	Tonnes	Ag	In-situ Ag	Tonnes	Ag	In-situ Ag	Tonnes	Ag	In-situ Ag
	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)
Olympias	2,618	148	12,440	10,319	148	49,212	12,937	148	61,651	2,186	190	13,368
Perama Hill	3,093	4	415	10,973	7	2,579	14,066	7	2,994	1,136	2	83
Piavitsa	0	0	0	0	0	0	0	0	0	6,613	54	11,389
Stratoni	0	0	0	1,351	153	6,647	1,351	153	6,647	1,700	162	8,866
TOTAL SILVER	5,711	70	12,855	22,643	80	58,438	28,354	78	71,292	11,635	90	33,706

COPPER	Tonnes	Cu	In-situ Cu	Tonnes	Cu	In-situ Cu	Tonnes	Cu	In-situ Cu	Tonnes	Cu	In-situ Cu
	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)
Skouries	90,714	0.51	466	149,260	0.44	652	239,974	0.47	1,118	67,657	0.40	267
TOTAL COPPER	90,714	0.51	466	149,260	0.44	652	239,974	0.47	1,118	67,657	0.40	267
LEAD	Tonnes	Pb	In-situ Pb	Tonnes	Pb	In-situ Pb	Tonnes	Pb	In-situ Pb	Tonnes	Pb	In-situ Pb
	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)
Olympias	2,618	4.8	125	10,319	5.0	520	12,937	5.0	645	2,186	6.5	142
Stratoni	0	0.0	0	1,351	6.1	82	1,351	6.1	82	1,700	6.2	106
TOTAL LEAD	2,618	4.8	125	11,670	5.2	602	14,288	5.1	727	3,886	6.4	230
ZINC	Tonnes	Zn	In-situ Zn	Tonnes	Zn	In-situ Zn	Tonnes	Zn	In-situ Zn	Tonnes	Zn	In-situ Zn
	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)
Olympias	2,618	5.7	150	10,319	6.6	682	12,937	6.4	831	2,186	7.3	158
Stratoni	0	0.00	0	1,351	8.7	117	1,351	8.7	117	1,700	9.3	158
TOTAL ZINC	2,618	5.7	150	11,670	6.8	799	14,288	6.6	948	3,886	8.1	316
* Mineral resource cut-off grades: Efemçukuru: 2.5 g/t Au; Kışladağ: 0.25 g/t Au; Lamaque: 3.0 g/t Au; Ormaque: 3.5 g/t Au; Olympias: $ 125/t NSR; Perama Hill and Perama South: 0.50 g/t Au; Piavitsa: 4.0 g/t Au; Sapes: 2.5 g/t Au (underground), 1.0 g/t Au (open pit); Skouries: 0.30 g/t Au Equivalent grade (open pit), 0.70 g/t Au Equivalent grade (underground) (=Au g/t + 1.25*Cu%); Stratoni: $ 200/t
General Notes on the Tabulated Mineral Reserves and Mineral Resources

Mineral reserves and mineral resources are reported on a 100% basis for each property and where applicable, are calculated to match the end of September 2022 mining as-builts. Except as described in this AIF, there are no known environmental, permitting, legal, taxation, political or other relevant issues that would materially affect the estimates of the mineral reserves and mineral resources. Estimates of mineral resources include mineral reserves.

Grade estimates for the mineral resources are based almost entirely on diamond drillhole samples. Sampling and analyses of these samples are governed by company-wide protocols to provide consistent and quality results. Analysis for gold, silver, copper, lead and zinc were almost all done on sawn half core samples using fire assay, AAS and ICP analytical methods. These analyses and the proceeding preparation are strictly controlled by Eldorado’s Quality Assurance / Quality Control programs. These include standard reference materials, blank and duplicate samples that are regularly inserted prior to shipment from the preparation site. Results are used to monitor and control the quality of the assay data and only data that pass the thresholds set up in these programs are used in our resource estimates.

Except as otherwise described herein, the mineral reserve estimates incorporate adequate factors for ore loss and waste dilution. The mineral reserves are based on the following price assumptions:

Metal	Price	Relevant Properties
Gold	$ 1,300/oz	Efemçukuru, Kişladağ, Lamaque, Perama, Skouries, Olympias
Silver	$ 17.00/oz	Olympias
Copper	$ 2.75/lb	Skouries
Lead	$ 2,000/t	Olympias
Zinc	$ 2,400/t	Olympias

Resource classification into measured, indicated and inferred mineral resources and reserve classification into proven and probable mineral reserves used logic consistent with the definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (you can find the definitions at (www.cim.org), and in accordance with the disclosure requirements of NI 43-101.

Eligible mineral resources for reporting fulfilled a demonstration of reasonable prospects for eventual economic extraction: The mineral resources used a long term gold metal price of $ 1,800/oz for the determination of resource cut-off grades or values. This guided execution of the next step where constraining surfaces or volumes were created to control resource reporting. Open pit-only projects (Kışladağ, Perama Hill and Perama South) used pit shells created with the long term gold price to constrain reportable model blocks. Underground resources were constrained by 3D volumes whose design was guided by the reporting cut-off grade or value, contiguous areas of mineralization and mineability. Only material internal to these volumes were eligible for reporting. Projects with both open pit and underground resources (Skouries) have the open pit resources constrained by the permit, and underground resources constrained by a reporting shape.
Understanding Mineral Reserve and Mineral Resource Classification
A mineral reserve is the part of a measured or indicated mineral resource that can be economically mined, demonstrated by at least a preliminary feasibility study that includes adequate information about mining, processing, metallurgical, economic and other relevant factors that demonstrate (at the time of reporting) that economic extraction can be justified. See the definition of “mineral reserve” in the “Glossary” for more information.

Mineral resources are concentrations or occurrences of minerals that are judged to have reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are classified into measured, indicated and inferred. Inferred mineral resources are not known with the same degree of certainty as measured and indicated mineral resources and do not have demonstrated economic viability. See the definition of “mineral resource” in the “Glossary” for more information.

Mineral resources that have not already been classified as mineral reserves do not have demonstrated economic viability, and there can be no assurance that they will ultimately be converted into mineral reserves. Consequently, these mineral resources are of a higher risk than mineral reserves.
Understanding Estimates

Estimating mineral reserves and resources is a subjective process. Accuracy depends on the quantity and quality of available data and assumptions and judgments made when interpreting it, which may prove to be unreliable.

The cut-off grades for the deposits are based on our assumptions for plant recovery, metal prices, mining dilution and recovery, and our estimates for operating and capital costs. We may have to recalculate our estimated mineral reserves and resources based on actual production or the results of exploration.

Fluctuations in the price of gold, production costs or recovery rates can make it unprofitable for us to operate or develop a particular property for a period of time. See “Forward-looking information and risks” and “Risk factors in our business” for additional information.

Qualified persons (“QP”) under NI 43-101

Terry Cadrin, P.Eng., Senior Director, Business Planning and MRMR for the Company has reviewed and approved Efemçukuru, Kışladağ, Skouries (open pit), and Perama Hill mineral reserves, and is a “qualified person” under NI 43-101; Victor Vdovin, P.Eng., Head of Mining Greece for the Company has reviewed and approved Olympias mineral reserves, and is a “qualified person” under NI 43-101; Jessy Thelland, P.Geo. (OGQ No. 758), Director Technical Services Lamaque for the Company, has reviewed and approved the Lamaque mineral reserves, and is a “qualified person” under NI 43-101; and Gary Methven, P.Eng., Underground Manager/Principal Mining Engineer of AMC Mining Consultants has reviewed and approved the Skouries (underground) mineral reserves and is a “qualified person” under NI 43-101.

Sean McKinley, P.Geo., Manager, Geology & Advanced Projects for the Company, has reviewed and approved the Perama Hill, Perama South, Piavitsa, Sapes and Skouries mineral resources and is a “qualified person” under NI 43-101. Jessy Thelland, P.Geo. (OGQ No. 758), Director Technical Services Lamaque for the Company, has reviewed and approved the Lamaque mineral resource and the scientific and technical disclosure related to resource modelling of the Ormaque mineral resources and is a “qualified person” under NI 43-101.

Ertan Uludag, P.Geo., Manager, Resource Geology for the Company, has reviewed and approved the Efemçukuru, Kışladağ, Olympias and Stratoni mineral resources, and is a “qualified person” under NI 43-101.

Risk Factors in Our Business
Eldorado is involved in the exploration, discovery, acquisition, financing, development, production, reclamation and operation of mining properties. We face a number of risks and uncertainties, which could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
The risks described below are not the only risks and uncertainties that we face. Although we have done our best to identify the risks to our business, there is no assurance that we have captured every material or potentially material risk and the risks identified below may become more material to the Company in the future or could diminish in importance. Additional existing risks and uncertainties not presently identified by the Company, risks that we currently do not consider to be material, and risks arising in the future could cause actual events to differ materially from those described in our forward-looking information, which could materially affect our business, results of operations, financial condition and the Eldorado Gold share price.
We have set out the risks in the order of priority we believe is appropriate for Eldorado based on our assessment of, among other things, the likelihood and impact of such risks, and our expected capabilities to mitigate such risks. Accordingly, you should review this risks section in its entirety. In addition, you should review the property descriptions elsewhere in this AIF for further descriptions of certain of the risks arising in respect of those particular properties.

Foreign Operations
Many of our operations are located in foreign jurisdictions, and are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to:
•earthquakes and other natural disasters;
•changing political and social conditions, geopolitical environment or governments;
•expropriation;
•timely receipt of necessary permits and authorizations;
•renegotiation or nullification of existing rights, concessions, licenses, permits and contracts;
•restrictions on foreign exchange, currency controls and repatriation of capital and profits;
•mobility restrictions for personnel and contractors;
•availability of procedural rights and remedies;
•reliability of judicial recourse;
•operation of the rule of law;
•labour unrest;
•extreme fluctuations in currency exchange rates;
•high rates of inflation;
•rising labour costs;
•civil unrest or risk of civil war;
•changes in law or regulation (including in respect of mining regulations, taxation and royalties);
•changes in policies (including in respect of monetary policies and permitting);
•bribery, extortion and corruption;
•sanctions relating to the Russia-Ukraine war;
•guerrilla activities, insurrection and terrorism;
•activism;
•hostage taking;
•military repression; and
•trespass, illegal mining, theft and vandalism.
The occurrence of any of these risks in the countries in which we operate could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
The mining and metals sector has been increasingly targeted by local governments for the purposes of raising revenue or for political reasons, as governments continue to struggle with deficits and concerns over the effects of depressed economies. Governments are continually assessing the fiscal terms of the mining regimes and agreements that apply to an entity looking to exploit resources in their countries and numerous countries have recently introduced changes to their respective mining regimes that reflect increased government control over, or participation in, the mining sector.
The possibility of future changes to the mining regimes in the countries in which we operate adds uncertainty that cannot be accurately predicted and may result in additional costs, delays and regulatory requirements. In addition, such changes could restrict our ability to contract with persons or conduct business in certain countries. There is no assurance that governments will not take our rights, impose conditions on our business, prohibit us from conducting our business or grant additional rights to state-owned enterprises, private domestic entities, special interest groups, indigenous peoples or residents in the countries in which we operate, which could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
We expect to generate cash flow and profits at our foreign subsidiaries, and we may need to repatriate funds from those subsidiaries to service our indebtedness or fulfill our business plans, in particular in relation to ongoing expenditures at our development assets. From time to time, governments in countries in which Eldorado operates may impose limitations on Eldorado’s ability to repatriate funds. In April 2020, the Turkish government implemented a temporary partial ban on the payment of dividends to shareholders in response to the economic downturn caused by the COVID-19 pandemic. While the ban was lifted on January 1, 2021, we may not be able to repatriate funds from Türkiye or other jurisdictions in the future, or we may incur tax payments or other costs when doing so, as a result of a change in applicable law or tax requirements at local subsidiary levels or at the Eldorado Gold level, which costs could be material.

We have one operating mine, two development projects and one mine on care and maintenance in Greece. Following the global financial crisis in 2008 and 2009, the Greek economy experienced a significant downturn culminating in concerns about the risk of Greece defaulting on its debt and exiting from the EU. As a consequence, Greece experienced protracted political instability, popular unrest in response to austerity measures and rounds of bail-out negotiations with various governmental and private parties. More recently, Greece has progressed its performance economically, including its ability to once again borrow money in the bond markets and elsewhere but, among other things, has been experiencing labour unrest resulting in protests and strikes. There is no assurance that the economic situation in Greece will not deteriorate further or that Greece will not adopt legal, regulatory or policy changes, which may negatively affect our current and future operations and plans in Greece and may have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price. Greece and Turkiye are slated to hold elections in 2023. There is no guarantee that the outcome of the respective elections will not have material adverse effects on our business, results of operations, financial condition or the Eldorado Gold share price.
In addition, we have experienced in the past significant delays in the timely receipt of necessary permits and authorizations from the Greek State in order to advance operations in Greece, and may continue to experience delays in the future notwithstanding the Investment Agreement. Following the 2019 Greek Parliamentary elections, Eldorado initiated talks with the newly established government. In February 2021, we entered into the Investment Agreement with the Hellenic Republic to govern the further development, construction and operation of the Skouries project and the Olympias and Stratoni/Mavres Petres mines and facilities, which provides a modernized legal and financial framework to allow for the advancement of our investment in these assets. In March 2021, the Amended Investment Agreement was ratified by the Greek parliament and published in the Greek Government Gazette, officially becoming law.
We also have two producing mines that are located in Türkiye. Türkiye has historically experienced, and continues to experience, heightened levels of political and economic instability due to regional geopolitical instability. These conditions may be exacerbated by current global economic conditions or become exacerbated during electoral processes. In particular, there have been political challenges in and nearby to Türkiye , including civil unrest along the geographic borders with Syria, Iran and Iraq, terrorist acts, including bombings in major centres, and an associated refugee crisis. Türkiye also has a history of fractious governing coalitions comprised of many political parties and has experienced anti-government protests as well as increasing unrest following investigations initiated in December 2013 into alleged government corruption, and an attempted coup in 2016. Our operations have experienced no significant disruptions due to this instability and continue to operate under normal business conditions. However, there can be no assurance that the instability will not worsen, which may negatively affect our current and future operations in Türkiye and may have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
We operate in a range of environments and our employees, contractors and suppliers are at risk of injury, disease and natural disasters. On February 6, 2023, a significant earthquake struck the southeast of Turkiye resulting in severe loss of life, and damage to infrastructure in several towns and cities in the impact zone. Although our operations have experienced no significant disruptions due to this natural disaster, there is no guarantee that a similar natural disaster in the future, whether in Turkiye or in any other jurisdiction we operate in, will not have an adverse effect on our business, results of operations or financial condition. If our workforce is affected by high incidence of injury, disease or natural disasters, the facilities and treatments may not be available to the same standard that one would expect in more economically developed countries such as Canada and the United States, which could have an effect on the availability of sufficient personnel to run our operations. This could result in a period of downtime or we may be subject to an order to cease operations, which could have an adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
The safety and security of our employees and associated contractors is of prime importance to the Company. Various security problems may occur in any of the jurisdictions in which we operate. We are at risk of incursions or acts of terrorism by third parties that may result in the theft of or result in damage to our property. We endeavor to take appropriate actions to protect against such risks, which may affect our operations and incur further costs.
Pandemics, Epidemics and Public Health Crises such as COVID-19
The ongoing COVID-19 pandemic and any future pandemic, epidemic, endemic or similar public health threats and resulting negative impact on the global economy and financial markets, the duration and extent of which is highly uncertain and could be material, may have an adverse impact on our business, results of operations, financial condition and the Eldorado Gold share price.
In March 2020, COVID-19 was declared a pandemic by the World Health Organization. The COVID-19 pandemic has had a significant impact on global economic activity since March 2020. In response to the COVID-19 pandemic, governmental authorities in Canada and internationally introduced various recommendations and measures to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing. The COVID-19 pandemic has also disrupted global supply chains and workforce participation and created significant volatility and disruption of financial markets.
The global COVID-19 pandemic continues to evolve. Despite mass vaccination programs, the emergence of new variants has been causing infection rates to increase in certain areas. The lifting of restrictions on the movement of people and goods, social distancing measures, restrictions on group gatherings, quarantine requirements and contact tracing varies from country to country and often within countries.
Actions taken by governmental authorities and third parties to contain and mitigate the risk of spread of COVID-19 may have an adverse impact on our business. For example, we temporarily ceased mining and processing activities at Lamaque from March 25, 2020 to April 15, 2020 in accordance with the Québec government-mandated restrictions to address the COVID-19 pandemic and we may be required to take similar actions in the future which could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Based upon evolving contagion rates or occurrences at our operating sites, we may decide to reduce operational activities and limit activities to essential care and maintenance procedures including the management of critical environmental systems. Such reductions in our operational activities could have a material adverse impact on our business, results of operations, financial condition and the Eldorado Gold share price. The impact of this pandemic could include sites being placed into care and maintenance. If our sites are placed into care and maintenance, this could significantly reduce our cash flow and impact our ability to meet certain covenants related to our debt obligations.
The overall severity and duration of COVID-19 related adverse impacts on our business will depend on future developments which cannot currently be predicted, including:
•directives of government and public health authorities;
•disruptions and volatility in the global capital markets, which may increase cost of capital and adversely impact access to capital;
•impacts on workforces throughout the regions in which we operate, which may result in our workforce being unable to work effectively, including because of illness, quarantines, government actions, facility closures or other restrictions in connection with the COVID-19 pandemic;
•the roll out and effectiveness of COVID-19 vaccines;
•delays in product refining and smelting due to restrictions or temporary closures;
•sustained disruptions in global supply chains; and
•other unpredictable impacts.
Additionally, although several vaccines for COVID-19 have been approved, there are risks that these vaccines will not be effective against variants of the virus and that these vaccines may not be accepted or widely available in the areas in which we operate due to shortages or other issues with distribution. A major outbreak of COVID-19 at any of our operating sites could have a material adverse effect on our business and results of operations. These and other impacts of COVID-19 or other pandemic, epidemic, endemic or similar public health threats could also have the effect of heightening many of the other risks described in these “Risk Factors in Our Business.” The ultimate impact of COVID-19 on our business is difficult to predict and depends on factors that are evolving and beyond our control, including the scope and duration of the outbreak and recovery, including any future resurgences, as well as actions taken by governmental authorities and third parties, including the distribution, effectiveness and acceptance of vaccines, to contain its spread and mitigate its public health effects. We may experience material adverse impacts to our business, results of operations, financial condition and the Eldorado Gold share price as a result of any of these disruptions, even after the COVID-19 pandemic has subsided.
Development Risks at Skouries and Other Development Projects
Gold and other metal exploration is highly speculative in nature, involves many risks and is often not productive; there is no assurance that we will be successful in our development efforts. Substantial expenditures are required to establish proven and probable mineral reserves, determine the optimal metallurgical process to extract the metals from the ore and to plan and build mining and processing facilities for new properties and to maintain such facilities at existing properties. Once we have found ore in sufficient quantities and grades to be considered economic for extraction, then metallurgical testing is required to determine whether the metals can be extracted economically. It can take several years of exploration and development before production is possible, and the economic feasibility of production can change during that time.
The capital expenditures and time required to develop new mines are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to build the project, including in respect to the expected cost and construction schedule for the Skouries project. The project development schedules are dependent on obtaining the governmental approvals necessary for the operation of a project, and the timeline to obtain these government approvals is often beyond our control.
It is not unusual in the mining industry to experience unexpected problems during the start-up phase of a mine, resulting in delays and requiring more capital than anticipated. As a result of the substantial expenditures involved in development projects, developments are prone to material cost overruns. For example, while we expect the total life of mine of the Skouries project is 20 years consisting of two phases with estimated capital costs of $845 M and $172 M respectively and additional estimated sustaining capital of $850 M over the life of mine, there is no assurance as to the time or capital that will be necessary or our ability to obtain financing on acceptable terms (see also “Liquidity and Financing Risk”). There is no assurance that the profitability or economic feasibility of a project will not be adversely affected by factors beyond our control.
Mine development projects typically require a number of years and significant expenditures during the development phase before production is possible and there is no assurance that any of our development projects will become producing mines.
Development projects depend on successfully completing feasibility studies and environmental assessments, obtaining the necessary government permits and receiving adequate financing. Economic feasibility is based on several factors, including:
•estimated mineral reserves;
•anticipated metallurgical recoveries;
•environmental considerations and permitting;
•future gold prices;
•anticipated capital and operating costs for the projects; and
•timely execution of development plan.
Development projects have no operating history to base estimated future production and cash operating costs on. With development projects in particular, estimates of proven and probable mineral reserves and cash operating costs are largely based on:
•interpreting the geologic data obtained from drill holes and other sampling techniques; and feasibility studies that derive estimated cash operating costs based on:
▪the expected tonnage and grades of ore to be mined and processed;
▪the configuration of the ore body;
▪expected recovery rates of gold from the ore;
▪estimated operating costs; and
▪anticipated climate conditions and other factors.
It is therefore possible that actual cash operating costs and economic returns will differ significantly from what we estimated for a project before starting production.
Mining of mineral bearing material requires removal of waste material prior to gaining access to and extracting the valuable material. Depending on the location of the ore, this may entail removing material above the ore in an open pit situation (pre-stripping), or developing tunnels underground to gain access to deeper material. Where possible, this material is then generally used elsewhere in the project site for construction of site infrastructure. As a project is developed, a plan is put forward to complete the pre-strip or required underground development so that mining of ore can commence in line with the overall schedule to feed ore to the process plant at the right time. The degree of pre-strip in an open pit is based on selected drilling, which may result in adjustments to the orebody model and a requirement for more or less pre-stripping to be completed. This may result in a deficit of material required to complete other earthworks around the project site, such as tailings facilities, or an increase in the pre-strip requirements prior to mining commencing. Similarly, with underground development, the mining method and optimized design is based on an amount of drilling that will be increased during normal operations. As work continues, there may be ground conditions or other changes to mining parameters that can cause a change in the mine design or direction of the underground development. Either of these occurrences could result in more or less material than can be used for other site projects if so designed, and could also result in delay in start-up of continuous production. This may result in lower revenues while the project ramps up to normal operating rates.
We have been undertaking in Greece a significant transformation process to improve the performance of the Kassandra mines. We anticipate the possibility of work stoppages or slowdowns of a significant duration as we move forward to achieve the necessary outcomes of the transformation process. Any work interruptions involving our employees (including as a result of a slowdown, strike or lockout), contractors or operations, or any jointly owned facilities operated by another entity, present a significant risk to Eldorado and could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Our production, capital and operating cost estimates for development projects are based on certain assumptions. We use these estimates to establish our mineral reserve estimates but our cost estimates are subject to significant uncertainty as described above. Although we have undertaken significant work to de-risk the Skouries project and will continue work to de-risk Skouries and our other development projects, actual results for our projects will likely differ from current estimates and assumptions, and these differences can be material. The experience we gain from actual mining or processing operations can also identify new or unexpected conditions that could reduce production below our current estimates, or increase our estimated capital or operating costs. If actual results fall below our current estimates, it could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Community Relations and Social License
Maintaining a positive relationship with the communities in which we operate is critical to continuing the successful operation of our existing projects and mines as well as the construction and development of existing and new projects and mines. As community support is a key component of a successful mining project or operation, Eldorado seeks to pursue ways to strategically integrate community support factors in our processes.
As a mining business, we may be expected to come under pressure in the jurisdictions in which we operate, or will operate in the future, to demonstrate that other stakeholders (including employees, communities surrounding operations and the countries in which we operate) benefit and will continue to benefit from our commercial activities, and/or that we operate in a manner that will mitigate any potential damage or disruption to the interests of those stakeholders. The evolving expectations related to human rights, indigenous rights, and environmental protections may also result in opposition to our current and future operations, the development of new projects and mines, and exploration activities. There is no assurance that we will be able to mitigate these risks, which could materially adversely affect our business, results of operations, financial condition and the Eldorado Gold share price.
Community relations are impacted by a number of factors, both within and outside of our control. Relations may be strained or social license lost by poor performance by the Company in areas such as health and safety, environmental impacts from the mine, increased traffic or noise, and other factors related to communications and interactions with various stakeholder groups. External factors such as press scrutiny or other distributed information about Eldorado specifically or extractive industries generally from media, governments, non-governmental organizations or interested individuals can also influence sentiment and perceptions toward the Company and its operations.
Surrounding communities may affect operations and projects through restriction of site access for equipment, supplies and personnel or through legal challenges. This could interfere with work on the Company’s operations, and potentially pose a security threat to employees or equipment. Social license may also impact our permitting ability, Company reputation and our ability to build positive community relationships in exploration areas or around newly acquired properties. Such opposition may also take the form of legal or administrative proceedings or manifestations such as protests, roadblocks or other forms of public expression against our activities, and may have a negative impact on our local or global reputation and operations.

Erosion of social license or activities of third parties seeking to call into question social license may have the effect of slowing down the development of new projects and may increase the cost of constructing and operating these projects. Opposition by community and activist groups to our operations may require modification of, or preclude the operation or development of, our projects and mines or may require us to enter into agreements with such groups or local governments with respect to our projects and mines or exploration activities, in some cases, causing increased costs and significant delays to the advancement of our projects. Productivity may also be reduced due to restriction of access, requirements to respond to security threats or proceedings initiated or delays in permitting and there may also be extra costs associated with improving the relationship between Eldorado and the surrounding communities. We seek to mitigate these risks through our commitment to operating in a socially responsible manner; however, there is no guarantee that our efforts in this respect will mitigate these risks.
In addition, governments in many jurisdictions where we operate, including Québec, must consult with local stakeholders, including indigenous peoples, with respect to grants of mineral rights and the issuance or amendment of project authorizations. These requirements are subject to change from time to time. Eldorado supports consultation and engagement with local communities, and consultation and other rights of indigenous peoples which may require accommodations, including undertakings regarding financial compensation, employment, and other matters. This may affect our ability to acquire within a reasonable time frame effective mineral titles or environmental permits in these jurisdictions, including in some parts of Canada in which indigenous title is claimed, and may affect the timetable and costs of development of mineral properties in these jurisdictions. The risk of unforeseen claims or grievances by indigenous peoples also could affect existing operations as well as development projects and future acquisitions. These legal requirements and the risk of opposition by indigenous peoples may increase our operating costs and affect our ability to expand or transfer existing operations or to develop new projects.
Liquidity and Financing Risk
Liquidity risk is the risk that the Company cannot meet its planned and foreseeable commitments, including operating and capital expenditure requirements. We may be exposed to liquidity risks if we cannot maintain our cash positions, cash flows or mineral asset base, or appropriate financing is not available on terms satisfactory to us. In addition, we may be unable to secure loans and other credit facilities and sources of financing required to advance and support our business plans, including our plans to finance the Skouries project in Greece. In the future, we may also be unable to maintain, renew or refinance our senior notes, Fourth ARCA including any letters of credit issued in connection with the Fourth ARCA, and the Term Facility on terms we believe are favorable or at all.
The Company mitigates liquidity risk through the implementation of its capital management policy by spreading the maturity dates of investments over time, managing its capital expenditures and operational cash flows, and by maintaining adequate lines of credit and seeking external sources of funding where appropriate. Management uses a rigorous planning, budgeting and forecasting process to help determine the funds the Company will need to support ongoing operations and development plans. We have historically minimized financing risks by diversifying our funding sources, which include credit facilities, issuance of notes, issuance of flow-through shares, at-the-market equity programs and cash flow from operations. In addition, we believe that Eldorado Gold has the ability to access the public debt and equity markets given our asset base and current credit ratings; however, such market access may become restricted due to a change in our asset base, credit ratings or otherwise, and, if we are unable to access capital when required, it may have a material adverse effect on us.
Any decrease in production, or change in timing of production or the prices we realize for our gold or other metals, will directly affect the amount and timing of our cash flow from operations. A production shortfall or any of these other factors would change the timing of our projected cash flows and our ability to use the cash to fund capital expenditures, including spending for our projects. Failure to achieve estimates in production or costs could have an adverse impact on our future cash flow, business, results of operations, financial condition and the Eldorado Gold share price.
Management believes that the working capital at December 31, 2022, together with future cash flows from operations and access to the remaining undrawn revolving credit facility in connection with the Fourth ARCA following the planned issuance of a letter of credit in support of the Term Facility are sufficient to support the Company’s existing and foreseeable commitments for the next twelve months. However, if there any material changes in the Company’s assets or operations, including if actual results or capital requirements are different than expected, or financing, if required, is not available to the Company on terms satisfactory to meet these material changes, then this may adversely affect the ability of the Company to meet its financial obligations and operational and development plans. Unexpected economic and other crises have the potential to heighten liquidity risk, as Eldorado may be required to seek liquidity in a market beset by a sudden increase in the demand for liquidity and a simultaneous drop in supply.

Climate Change
We recognize that climate change is a global issue that has the potential to impact our operations, stakeholders and the communities in which we operate, which may result in physical risks and transition-related regulatory change risk. The continuing rise in global average temperatures has created varying changes to regional climates across the globe, resulting in risks to equipment and personnel. Governments at all levels are moving towards enacting legislation to address climate change by regulating carbon emissions and energy efficiency, among other things. Where legislation has already been enacted, regulation regarding emission levels and energy efficiency are becoming more stringent. The mining industry as a significant emitter of greenhouse gas emissions is particularly exposed to these regulations. As a proactive measure, we are targeting a 30% reduction in greenhouse gas emissions from 2020 emissions on a ‘business as usual basis’ by 2030 for currently operating mines, but our ability to effectively meet our target is subject to matters outside of our control, including being partially reliant on the decarbonization of the electrical grid in Greece. Furthermore, stakeholders, including shareholders, may increase demands for emissions reductions and call upon us or mining companies in general to better manage their consumption of climate-relevant resources (hydrocarbons, water, etc.). Costs associated with meeting these requirements may be subject to some offset by increased energy efficiency and technological innovation; however, there is no assurance that compliance with such legislation and/or stakeholder demands will not have an adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
With respect to physical risks of climate change, the effects may include changing weather patterns, rising sea levels and increased frequency and intensity of extreme weather events such as floods, droughts, hurricanes, heat waves, tornadoes and wildfires, which have the potential to disrupt our operations and the transport routes we use. While all of our operations are exposed to physical risks from climate change, the anticipated effects are highly location specific. We have strived to identify such material risks over a short- to medium-timeframe (until 2030) using our enterprise risk management framework for each of our material properties to attempt to mitigate such risks. In Greece, increases in storm intensity, changes in rainfall patterns and amounts, increases in temperature, and water stress and drought are expected to be potential hazards for the Kassandra mines (Olympias, Skouries and Stratoni) while pluvial flooding (flash flooding) is identified as an expected primary physical risk for Olympias and Stratoni presently. In Türkiye , flooding, drought, wind events and wildfires are expected to be potential hazards. At Kişladağ, the risks are expected to be related to severe precipitation events or precipitation induced landslides, and their impact on water levels and site infrastructure. At Efemçukuru, flash flooding caused by severe precipitation events and wildfires are identified as expected risks. Lastly, at Lamaque, increased ice storms or black ice conditions which may impact exterior equipment and infrastructure, including electrical infrastructure, along with high wind events and warming winters, are identified as expected risks.
Such physical risks or events can temporarily slow or halt operations due to physical damage to assets, reduced worker productivity for safety protocols on site related to extreme temperatures or lightening events, worker aviation and bus transport to or from the site, and local or global supply route disruptions that may limit transport of essential materials, chemicals and supplies. Where appropriate, our facilities have developed emergency plans for managing extreme weather conditions; however, extended disruptions could result in interruption to production and deliveries to buyers which may adversely affect our business, results of operations, financial condition and the Eldorado Gold share price. Our facilities depend on regular and steady supplies of consumables (water, diesel fuel, chemical reagents, etc.) to operate efficiently. Our operations also rely on the availability of energy from public power grids, which may be put under stress due to extremes in temperatures, or face service interruptions due to more extreme weather and climate events. Changing climate patterns may also affect the availability of water. If the effects of climate change cause prolonged disruption to the delivery of essential commodities or our product, or otherwise effect the availability of essential commodities, or affect the prices of these commodities, then our production efficiency may be reduced which may have adverse effects on our business, results of operations, financial condition and the Eldorado Gold share price.
With respect to transition-related regulatory changes, the effects may include the financial impact of carbon pricing regulations if and when Eldorado’s operating sites are affected by such regulations, managing fuel and electricity costs and incentives for adopting low-carbon technologies, insurance premiums associated with weather events and emissions intensities, access to capital for advancing and funding low carbon mining operations and projects, accessing sustainability-linked capital and managing regulatory compliance and corporate reputation related to evolving governmental and societal expectations. Such effects may have an adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.

Inflation Risk
General inflationary pressures may affect our labour, commodity and other input costs, which could have a material adverse effect on our financial condition, results of operations and the capital expenditures required for the development and operation of Eldorado’s projects. Specifically at Kisladag and Efemcukuru, labour costs increased in January 2023 in line with commitments under our collective bargaining agreement and to support our workforce with rising costs of food and electricity. Labour costs are denominated in local currency and as the weakening of the Turkish Lira against the U.S. dollar has slowed in recent months, cost increases are not being offset by currency movements at present. We continue to monitor the impacts of cost inflation on our operations. Certain emerging markets in which we operate, or may in the future operate, have experienced fluctuating rates of inflation. For example, Türkiye’s annual consumer inflation rate year-on-year rose to 36% in December 2021 and to 64% in December 2022 and to 58% in January 2023. There can be no assurance that any governmental action will be taken to control inflationary or deflationary cycles, that any governmental action taken will be effective or whether any governmental action may contribute to economic uncertainty. Governmental action to address inflation or deflation may also affect currency values. Accordingly, inflation and any governmental response thereto may have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Environmental
Although we monitor our sites for potential environmental hazards, there is no assurance that we have detected, or can detect all possible risks to the environment arising from our business and operations. We expend significant resources to comply with environmental laws, regulations and permitting requirements, and we expect to continue to do so in the future. The failure to comply with applicable environmental laws, regulations and permitting requirements may result in injunctions, damages, suspension or revocation of permits and imposition of penalties, as well as a loss event in excess of insurance coverage and reputational damage. There is no assurance that:
•we have been or will be at all times in complete compliance with such laws, regulations and permitting requirements, or with any new or amended laws, regulations and permitting requirements that may be imposed from time to time;
•our compliance will not be challenged; or
•the costs of compliance will be economic and will not materially or adversely affect our future cash flow, results of operations and financial condition.
We may be subject to proceedings (and our employees subject to criminal charges in certain jurisdictions) in respect of alleged failures to comply with increasingly strict environmental laws, regulations or permitting requirements or of posing a threat to or of having caused hazards or damage to the environment or to persons or property. While any such proceedings are in process, we could suffer delays or impediments to or suspension of development and construction of our projects and operations and, even if we are ultimately successful, we may not be compensated for the losses resulting from any such proceedings or delays.
There may be existing environmental hazards, contamination or damage at our mines or projects that we are unaware of. We may also be held responsible for addressing environmental hazards, contamination or damage caused by current or former activities at our mines or projects or exposure to hazardous substances, regardless of whether or not hazard, damage, contamination or exposure was caused by our activities or by previous owners or operators of the property, past or present owners of adjacent properties or by natural conditions and whether or not such hazard, damage, contamination or exposure was unknown or undetectable.
Any finding of liability in such proceedings could result in additional substantial costs, delays in the exploration, development and operation of our properties and other penalties and liabilities related to associated losses, including, but not limited to:
•monetary penalties (including fines);
•restrictions on or suspension of our activities;
•loss of our rights, permits and property, including loss of our ability to operate in that country or generally;
•completion of extensive remedial cleanup or paying for government or third-party remedial cleanup;
•premature reclamation of our operating sites; and
•seizure of funds or forfeiture of bonds.
The costs of complying with any orders made or any cleanup required and related liabilities from such proceedings or events may be significant and could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.

We are not able to determine the speciﬁc impact that future changes in environmental, health and safety laws, regulations and industry standards may have on our operations and activities, and our resulting financial position; however, we anticipate that capital expenditures and operating expenses will increase in the future as a result of the implementation of new and increasingly stringent environmental, health and safety laws, regulations and industry standards. For example, emissions standards for carbon dioxide and sulphur dioxide are becoming increasingly stringent, as are laws relating to the use and production of regulated chemical substances and the consumption of water by industrial activities. Further changes in environmental, health and safety laws, regulations and industry standards, new information on existing environmental, health and safety conditions or other events, including legal proceedings based upon such conditions, or an inability to obtain necessary permits, could require increased financial reserves or compliance expenditures, or otherwise have a material adverse effect on Eldorado. Changes in environmental, health and safety laws, regulations and industry standards could also have a material adverse effect on product demand, product quality and methods of production, processing and distribution. In the event that any of our products were demonstrated to have negative health effects, we could be exposed to workers’ compensation and product liability claims, which could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
On May 27, 2021, the Ministry of Industry and Information Technology of the People’s Republic of China issued YS/T 3004-2021 – Gold Industry Standard of People’s Republic of China (the “Industry Standard”) which was implemented on October 1st 2021. When imported in China, gold concentrates that comply with the Industry Standard are cleared under tariff number HS 2616 9000.01 and are exempt from import charges, whereas all other gold concentrates are declared under tariff number HS 2616 9000.09 and a valued added tax (“VAT”) charge of 13% is imposed. Olympias gold concentrates do not fall within the scope of the Industry Standard due to the level of arsenic contained therein and therefore have been declared under tariff number HS 2616 9000.09 since October 1, 2021 upon importation from China as subject to a 13% VAT import charge. Although we are exploring other markets and addressing this change in our commercial agreements on a bilateral basis to minimize the effect, approximately 45% of Olympias sales are expected to be subject to the 13% VAT charge going forward and there can be no assurance that the effects of the Industry Standard will not have a material adverse effect on Eldorado’s business, results of operations and financial condition.
Production and Processing
Estimates of total future production and costs for our mining operations are based on our life-of-mine plans. These estimates can change, or we might not achieve them, which could have a material adverse effect on any or all of our future cash flow, business, results of operations, financial condition and the Eldorado Gold share price.
Our plans are based on, among other things, our mining experience, reserve estimates, assumptions about ground conditions and physical characteristics of ores (such as hardness and the presence or absence of certain metallurgical characteristics, including the presence of materials that may adversely affect the ability to process, export and sell our products) and estimated rates and costs of production. Our actual production and costs may be significantly different from our estimates for a variety of reasons, including the risks and hazards discussed elsewhere as well as unfavorable operating conditions, including:
•actual ore mined varying from estimates in grade, tonnage and metallurgical and other characteristics;
•industrial accidents, environmental incidents and natural phenomena;
•changes in power supply and costs and potential power shortages;
•imposition of a moratorium on our operations;
•impact of the disposition of mineral assets;
•shortages and timing delays, of principal supplies and equipment needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants;
•failure of unproven or evolving technologies or loss of information integrity or data;
•unexpected geological formations or conditions;
•metallurgical conditions and metal recovery, including unexpected decline of ore grade;
•unanticipated changes in inventory levels at heap-leach operations;
•geological, geochemical, ground and water conditions;
•fall-of-ground accidents in underground operations;
•seismic activity;
•renewal of required permits and licenses;
•litigation;
•shipping interruptions or delays;
•management of the mining process, including revisions to mine plans;
•unplanned maintenance and reliability;
•unexpected work stoppages or labour costs, shortages or strikes;
•security incidents;

•general inflationary pressures;
•currency exchange rates; and
•changes in law, regulation or policy.
Specifically, with respect to changes in power supply and costs and potential power shortages, our operations in Türkiye and Greece have been experiencing recent energy supply issues affecting the price and supply of gas, oil and electricity used in our operations, which has caused increased energy prices and decreased energy supply. In Greece, while electricity costs are partially offset by government subsidies, these subsidies are subject to change or elimination. A sustained increase in energy prices, or a sustained decrease in energy supply, could have a material adverse effect on Eldorado’s business, results of operations, financial condition and the Eldorado Gold share price.
These factors may result in a less than optimal operation and lower throughput or lower recovery, as well as damage to mineral properties, property belonging to us or others, interruptions in production, injury or death to persons, monetary losses and legal liabilities. This could cause a mineral deposit to become unprofitable, even if it was mined profitably in the past. Although we review and assess the risks related to extraction and seek to put appropriate mitigating measures in place, there is no assurance that we have foreseen and/or accounted for every possible factor that might impact production, which could have a material adverse effect on business, results of operations, financial condition and the Eldorado Gold share price.
A number of factors could affect our ability to process ore in the tonnages we have budgeted, the quantities of the metals or deleterious materials that we recover and our ability to efficiently handle material in the volumes budgeted, including, but not limited to the presence of oversize material at the crushing stage; material showing breakage characteristics different to those planned; and material with grades outside of planned grade range, among others.
Our operations at Kışladağ have historically involved the heap leaching process. The heap leaching process, while not as capital intensive as the more conventional milling process, involves uncertainties associated with the chemical and physical processes included in leaching, which can impact on recoveries. While the HPGR is expected to increase heap leach life of mine recovery by an estimated 4% with the potential to further increase recovery with additional optimization of the HPGR circuit and the application of agglomeration, there is no assurance that the HPGR and agglomeration circuit will continue to perform in accordance with our expectations.
Some of our processing operations rely on the use of sodium cyanide to extract gold and silver from ore. As a result of rising energy prices and other factors, there has been an increase in sodium cyanide prices and, further, large sodium cyanide suppliers have substantially lowered or ceased production temporarily, particularly in Europe, causing a supply shortage for sodium cyanide. A sustained increase in sodium cyanide prices, or a sustained supply shortage thereof, could have a material adverse effect on Eldorado’s business, results of operations, financial condition and the Eldorado Gold share price.
The occurrence of any of the above could affect our ability to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore, concentrate and tailings as planned. This may result in lower throughput, lower recoveries, more downtime or some combination of all three. While minor issues of this nature are part of normal operations, more issues may arise than anticipated, which may have an adverse effect on our future cash flow, results of operations and financial condition.
Waste Disposal
The water collection, treatment and disposal operations at the Company’s mines are subject to substantial regulation and involve significant environmental risks. The extraction process for gold and metals produces tailings. Tailings are the process waste generated once grinding and extraction of gold or other metals from the ore is completed in the milling process, which are stored in engineered facilities designed, constructed, active and inactive, in conformance with local requirements and best practices. Other waste material may be filtered and dried for placement in a surface facility or mixed with cement and used underground as structural fill. A number of factors can affect our ability to successfully dispose of waste material in the form that is optimal for our operations, including, but not limited to:
•access to suitable locations due to permitting or other restrictions;
•requirements to encapsulate acid-generating material;
•milled material being ground too fine and requiring further treatment; and
•sufficient infrastructure required to place material underground in the right locations.
If issues with any of the above items occur, the normal discharge or placement process may be affected, requiring us to alter existing plans. While minor issues of this nature are part of normal operations, more issues may arise than anticipated, which could have an adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.

Eldorado’s operations in Quebec comprise one active and two inactive tailings facilities. Our active tailings facility is located adjacent to the Sigma Mill, designated as Sigma Tailings Management Facility (TMF). The design and operation of the Sigma TMF is in keeping with Total Sustainable Mining guidelines and align with the Canadian Dam Association standards. One inactive TMF is located at the Aurbel site, designated as Aurbel TMF. A second inactive tailings facility is located within the operational area, designated as Lamaque TMF. The dormant Lamaque TMF has been inactive since 1985. In 2017 and 2018, reports identified potential concerns with design aspects of tailings berms at the dormant Lamaque TMF. In 2021, Eldorado established an independent tailings review board to provide technical guidance on design and operational practices. An independent review of all tailings facilities, active and inactive, associated with Eldorado’s operations in Québec was completed in July 2021. The review provided positive feedback on the management of the tailings facilities and provided recommendations to support short-term operational improvements which will lead to a lower risk profile for the facilities along with guidance on the longer-term plan which will focus initially on gaining increased geotechnical understanding and surface water management.
Although the Company conducts extensive maintenance and monitoring, engages external consultants and incurs significant costs to maintain the Company’s operations, equipment and infrastructure, including tailings management facilities (including, without limitation, those tailings facilities, active and inactive, associated with Eldorado’s operations in Québec), unanticipated failures or damage as well as changes to laws and regulations may occur that could cause injuries, production loss, environmental pollution, a loss event in excess of insurance coverage, reputational damage or other materially adverse effects on the Company’s operations and financial condition resulting in significant monetary losses, restrictions on operations and/or legal liability.
A major spill, failure or material flow from the tailings facilities (including through occurrences beyond the Company’s control such as extreme weather, seismic event, or other incident) may cause damage to the environment and the surrounding communities. Poor design or poor maintenance of the tailings dam structures or improper management of site water may contribute to dam failure or tailings release and could also result in damage or injury. Failure to comply with existing or new environmental, health and safety laws and regulations may result in injunctions, fines, suspension or revocation of permits and other penalties. The costs and delays associated with compliance with these laws, regulations and permits could prevent the Company from proceeding with the development of a project or the operation or further development of a mine or increase the costs of development or production and may materially adversely affect the Company’s business, results of operations, financial condition and the Eldorado Gold share price. The Company may also be held responsible for the costs of investigating and addressing contamination (including claims for natural resource damages) or for fines or penalties from governmental authorities relating to contamination issues at current or former sites, either owned directly or by third parties. The Company could also be held liable for claims relating to exposure to hazardous and toxic substances and major spills or failure of the tailing facilities, which could include a breach of a tailings dam. The costs associated with such responsibilities and liabilities may be significant, be higher than estimated and involve a lengthy clean-up. Moreover, in the event that the Company is deemed liable for any damage caused by a major spill, failure or material flow from the tailings facilities (including through occurrences beyond the Company’s control such as extreme weather, a seismic event, or other incident), the Company’s losses or the consequences of regulatory action might exceed insurance coverage. Should the Company be unable to fully fund the cost of remedying such environmental concerns, the Company may be required to suspend operations temporarily or permanently. Such incidents could also have a negative impact on the reputation and image of the Company.
Global Economic Environment
Market events and conditions, including disruptions in the international credit markets and other financial systems and deteriorating global economic conditions, could increase the cost of capital or impede our access to capital.
Economic and geopolitical events may create uncertainty in global financial and equity markets. The global debt situation may cause increased global political and financial instability resulting in downward price pressure for many asset classes and increased volatility and risk spreads.
For example, on February 24, 2022, Russian military forces launched a full-scale military invasion of Ukraine. In response, Ukrainian military personal and civilians are actively resisting the invasion. Many countries throughout the world have provided aid to Ukraine in the form of financial aid and in some cases military equipment and weapons to assist in their resistance to the Russian invasion. The North Atlantic Treaty Organization (“NATO”) has also mobilized forces to NATO member countries that are close to the conflict as deterrence to further Russian aggression in the region. The outcome of the conflict is uncertain and is likely to have wide ranging consequences on the peace and stability of the region and the world economy. Certain countries, including Canada and the United States, have imposed strict financial and trade sanctions against Russia and such sanctions may have far reaching effects on the global economy. As Russia is a major exporter of oil and natural gas, any disruption of supply of oil and natural gas from Russia, either voluntarily or due to the impact of financial and trade sanctions, could cause a significant worldwide supply shortage of oil and natural gas and significantly impact pricing of oil and gas worldwide. A tightening of supply and high prices of oil and natural gas could also have a significant adverse impact on the world economy. The long-term impacts of the conflict and the sanctions imposed on Russia remain uncertain.
These and other impacts of the Russia-Ukraine conflict or other armed conflict could also have the effect of heightening many of the other risks described in these “Risk factors in our business”, including the risk factor titled “Limited Number of Smelters and Off-Takers”. The ultimate impact of the Russia-Ukraine conflict on our business is difficult to predict and depends on factors that are evolving and beyond our control, including the scope and duration of the conflict, as well as actions taken by governmental authorities and third parties in response. We may experience material adverse impacts to our business, results of operations, financial condition and the Eldorado Gold share price as a result of any of these disruptions, even after the Russia-Ukraine conflict has subsided.
Such disruptions could make it more difficult for us to obtain capital and financing for our operations, or increase the cost of it, among other things.
If such negative economic conditions persist or worsen, it could lead to increased political and financial uncertainty, which could result in regime or regulatory changes in the jurisdictions in which we operate. High levels of volatility and market turmoil could have an adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Limited Number of Smelters and Off-Takers
We rely on a limited number of smelters and off-takers to produce and distribute the product of our operations, a substantial number of which are in China. The amount of gold concentrate that we can produce and sell is subject to the accessibility, availability, proximity, and capacity of the smelters and off-takers to produce and distribute the product of our operations. A lack of smelter capacity to process Eldorado’s gold concentrate, in China and elsewhere, whether as a result of environmental, health and safety laws, regulations and industry standards or otherwise, could limit the ability for Eldorado to deliver its products to market. In addition, the Industry Standard could result in Eldorado’s inability to realize the full economic potential of certain of its products or in a reduction of the price offered for certain of Eldorado’s gold concentrates. In addition, our ability to transport concentrate to smelters may be affected by geo-political considerations, including the Russia-Ukraine war. Unexpected shut downs, concentrate transportation challenges or unavailability of smelter capacity, because of actions taken by countries, regulators or otherwise, could have a material adverse effect on Eldorado’s business, results of operations, financial condition and the Eldorado Gold share price. See also “Russia-Ukraine Conflict”.
Labour - Employee/Union Relations/Greek Transformation
We depend on our workforce to explore for mineral reserves and resources, develop our projects and operate our mines. We have programs to recruit and train the necessary workforce for our operations, and we work hard at maintaining good relations with our workforce to minimize the possibility of defections and strikes, lockouts and other stoppages at our work sites. In addition, our relations with our employees may be affected by changes in labour and employment legislation that may be introduced by the relevant governmental authorities in whose jurisdictions we carry on business. Changes in such legislation or a prolonged labour disruption or shortages at any of our mines or projects could have a material adverse effect on our results of operations, financial condition and the Eldorado Gold share price.
A significant portion of our employees are represented by labour unions in a number of countries under various collective bargaining agreements with varying durations and expiration dates. Labour agreements are negotiated on a periodic basis, and may not be renewed on reasonably satisfactory terms to us or at all. If we do not successfully negotiate new collective bargaining agreements with our union workers, we may incur prolonged strikes and other work stoppages at our mining operations, which could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price. Additionally, if we enter into a new labour agreement with any union that significantly increases our labour costs relative to our competitors, our ability to compete may be materially and adversely affected. We could experience labour disruptions such as work stoppages, work slowdowns, union organizing campaigns, strikes, or lockouts that could adversely affect our operations. For example, we are undertaking a significant transformation process in Greece to improve the performance of the operating Kassandra Mines, in respect of which we anticipate work stoppages of a significant duration are possible as we move forward to achieve the necessary outcomes of this work. Any work interruptions involving Eldorado’s employees (including as a result of a strike or lockout) or operations, or any jointly owned facilities operated by another entity present a significant risk to Eldorado and could have a material adverse effect on Eldorado’s business, financial condition, and results of operations.
Employee Misconduct
We are reliant on the good character of our employees and are subject to the risk that employee misconduct could occur. Although we take precautions to prevent and detect employee misconduct, these precautions may not be effective and the Company could be exposed to unknown and unmanaged risks or losses. The existence of our Code of Ethics and Business Conduct, among other governance and compliance policies and processes, may not prevent incidents of theft, dishonesty or other fraudulent behaviour nor can we guarantee compliance with legal and regulatory requirements.

These types of misconduct could result in unknown and unmanaged damage or losses, including regulatory sanctions and serious harm to our reputation. The precautions we take to prevent and detect these activities may not be effective. If material employee misconduct does occur, our business, results of operations, financial condition and the Eldorado Gold share price could be adversely affected.
Key Personnel
We depend on a number of key personnel, including executives and senior officers. We do not have key man life insurance. Employment contracts are in place with each of these executives, however, losing any of them could have an adverse effect on our operations.
We need to continue implementing and enhancing our management systems and recruiting and training new employees to manage our business effectively. We have been successful in attracting and retaining skilled and experienced personnel in the past, and expect to be in the future, but there is no assurance this will be the case.
Skilled Workforce
We depend on a skilled workforce, including but not limited to mining and mineral, metallurgical and geological engineers, geologists, environmental and safety specialists, and mining operators to explore and develop our projects and operate our mines. We have programs and initiatives in place to attract and retain a skilled workforce. However, we are potentially faced with a shortage of skilled professionals due to competition in the industry and as experienced employees continue to exit the workforce. As such, we need to continue to enhance training and development programs for current employees and partner with local universities and technical schools to train and develop a skilled workforce for the future, such efforts are costly and there is no assurance that they will result in Eldorado having the workforce it needs, including in terms of location, skill set and timing.
Expatriates
We depend on expatriates to work at our mines and projects to fill gaps in expertise and provide needed management skills in the countries where we operate. Additionally, we depend on expatriates to transfer knowledge and best practices and to train and develop in-country personnel and transition successors into their roles. Such training requires access to our sites and such access may be prohibited by government. We operate in challenging locations and must continue to maintain competitive compensation and benefits programs to attract and retain expatriate personnel. We must also develop in-country personnel to run our mines in the future. A lack of appropriately skilled and experienced personnel in key management positions would have an adverse effect on our operations.
Contractors
We may engage a number of different contractors during the development and construction phase of a project, including pursuant to a lump sum contract for specified services or through a range of engineering, procurement, construction and management contract options, depending on the type and complexity of work that is being undertaken, and the level of engineering that has been completed when the contract is awarded. Depending on the type of contract and the point at which it is awarded, there is potential for variations to occur within the contract scope, which could take the form of extras that were not considered as part of the original scope or change orders. These changes may result in increased capital costs. Similarly, we may be subject to disputes with contractors on contract interpretation, which could result in increased capital costs under the contract or delay in completion of the project if a contract dispute interferes with the contractor’s efforts on the ground. There is also a risk that our contractors and subcontractors could experience labour disputes or become insolvent, and this could have an adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.

Indebtedness
The incurrence or maintenance of substantial levels of debt or the inability to retire debt as expected, could adversely affect our business, results of operations, financial condition, the Eldorado Gold share price and our ability to take advantage of corporate opportunities. Long term indebtedness could have adverse consequences, including:
•limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements, or requiring us to make non-strategic divestitures;
•requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions, dividends and other general corporate purposes;
•increasing our vulnerability to general adverse economic and industry conditions;
•limiting our flexibility in planning for and reacting to changes in the industry in which we compete;
•placing us at a disadvantage compared to other, less leveraged competitors;
•increasing our cost of borrowing; and
•putting us at risk of default if we do not service or repay this debt in accordance with applicable covenants.
While neither our articles nor our by-laws limit the amount of indebtedness that we may incur, the level of our indebtedness under our senior notes and Fourth ARCA, and the Term Facility, from time to time could impair our ability to obtain additional financing in the future on a timely basis, or at all, and to take advantage of business opportunities that may arise, thereby potentially limiting our operational flexibility as well as our financial flexibility.
Current and Future Operating Restrictions
Our senior notes, Fourth ARCA, and the Term Facility contain certain restrictive covenants that impose significant operating and financial restrictions on us. In some circumstances, the restrictive covenants may limit our operating flexibility and our ability to engage in actions that may be in our long-term best interest, including, among other things, restrictions on our ability to:
•incur additional indebtedness and guarantee indebtedness;
•pay dividends or make other distributions or repurchase or redeem our capital stock;
•prepay, redeem or repurchase certain debt;
•make loans and investments, including investments into certain affiliates;
•sell, transfer or otherwise dispose of assets;
•incur certain lease obligations;
•incur or permit to exist certain liens;
•enter into transactions with affiliates;
•undertake certain acquisitions;
•complete certain corporate changes;
•enter into certain hedging arrangements;
•enter into agreements restricting our subsidiaries’ ability to pay dividends; and
•consolidate, amalgamate, merge or sell all or substantially all of our assets.
In addition, the restrictive covenants in our Fourth ARCA contain certain restrictions on us and require us to maintain specified financial ratios and satisfy other financial condition tests. Our ability to meet those financial ratios and tests may be affected by events beyond our control. These restrictions could limit our ability to obtain future financing, make acquisitions, grow in accordance with our strategy or secure the needed working capital to withstand future downturns in our business or the economy in general, or otherwise take advantage of business opportunities that may arise, any of which could place us at a competitive disadvantage relative to our competitors that may have less debt and are not subject to such restrictions. Failure to meet these conditions and tests could constitute events of default thereunder.
Change of Control
Upon the occurrence of specific kinds of change of control events, we will be required to offer to repurchase all outstanding senior notes at 101% of their principal amount, plus accrued and unpaid interest, if any, to the repurchase date. Additionally, under the Fourth ARCA, a change of control (as defined therein) will constitute an event of default that permits the lenders to accelerate the maturity of borrowings under the credit agreement and terminate their commitments to lend.
The source of funds for any purchase of the senior notes and repayment of borrowings under the Fourth ARCA would be our available cash or cash generated from our subsidiaries’ operations or other sources, including borrowings, sales of assets or sales of equity, as applicable. We may not be able to repurchase the senior notes or repay the Fourth ARCA upon a change of control because we may not have sufficient financial resources to purchase all of the debt securities that are tendered upon a change of control and repay any of our other indebtedness that may become due. We may require additional financing from third parties to fund any such purchases, and we may be unable to obtain financing on satisfactory terms or at all. Further, our ability to repurchase the senior notes may be limited by law. In order to avoid the obligations to repurchase the Notes and events of default and potential breaches of the Fourth ARCA, we may have to avoid certain change of control transactions that would otherwise be beneficial to us.
Debt Service Obligations
Our ability to make scheduled payments on, refinance or commence repayment of our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control, including those identified elsewhere in this AIF. We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness. If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness.
We may be unable to commence repayment, as planned. We may also not be able to effect any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, those alternatives may not allow us to meet our scheduled debt service obligations. The senior notes and Fourth ARCA will restrict our ability to dispose of certain assets and use the proceeds from those dispositions other than to repay such obligations and may also restrict our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due.
In addition, Eldorado Gold conducts substantially all of its operations through its subsidiaries. Accordingly, repayment of Eldorado Gold’s indebtedness will be dependent in large measure on the generation of cash flow by its subsidiaries and their ability to make such cash available to Eldorado Gold, by dividend, intercompany debt repayment or otherwise. Unless they are or become guarantors of Eldorado Gold’s indebtedness, Eldorado Gold’s subsidiaries do not have any obligation to pay amounts due on its indebtedness or to make funds available for that purpose. Eldorado Gold’s subsidiaries may not be able to, or may not be permitted to, make distributions to enable Eldorado Gold to make payments in respect of its indebtedness. In addition, certain subsidiaries of Eldorado Gold may not be able to, or may not be permitted to, make certain investments into certain other subsidiaries of Eldorado Gold beyond a certain threshold amount. Each subsidiary is a distinct legal entity, and, under certain circumstances, legal and contractual restrictions may limit Eldorado Gold’s ability to obtain cash from its subsidiaries. While the senior notes and Fourth ARCA limit the ability of Eldorado Gold’s subsidiaries to incur consensual restrictions on their ability to pay dividends or make other intercompany payments to Eldorado Gold, these limitations are subject to qualifications and exceptions. Furthermore, as Eldorado’s funds are used to develop projects in foreign jurisdictions through foreign subsidiaries, there may be restrictions on foreign subsidiaries’ ability to pay dividends or make other intercompany payments to Eldorado Gold. In the event that Eldorado Gold does not receive distributions from its subsidiaries, Eldorado Gold may be unable to make required principal and interest payments on its indebtedness, including the senior notes and Fourth ARCA. Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, would materially and adversely affect our financial position, results of operations and our ability to satisfy our obligations and our debt instruments.
Default on Obligations
A breach of the covenants under the senior notes, Fourth ARCA or our other debt instruments could result in an event of default under the applicable indebtedness. Such a default may allow the creditors to accelerate the repayment of the related debt and may result in the acceleration of repayment of any other debt to which a cross-acceleration or cross-default provision applies. In addition, an event of default under the Fourth ARCA would permit the lenders thereunder to terminate all commitments to extend further credit under that facility. Furthermore, if we are unable to repay any amounts due and payable under the Fourth ARCA, those lenders could proceed against the collateral granted to them to secure such indebtedness. If our lenders or noteholders accelerate the repayment of our borrowings, we may not have sufficient assets to repay that indebtedness.
If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants in our debt instruments, which could cause cross-acceleration or cross-default under other debt agreements, we could be in default under the terms of the agreements governing such other indebtedness. If such a default occurs:

•the holders of the indebtedness may be able to cause all of our available cash flow to be used to pay the indebtedness and, in any event, could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest; or
•we could be forced into bankruptcy, liquidation or restructuring proceedings.
If our operating performance declines, we may in the future need to amend or modify the agreements governing our indebtedness or seek concessions from the holders of such indebtedness. There is no assurance that such concessions would be forthcoming.
Credit Ratings
Our outstanding senior notes currently have a non-investment grade credit rating and any rating assigned could be lowered or withdrawn entirely by a rating agency if, in that agency’s judgment, future circumstances relating to the basis of the credit rating, such as adverse changes to our business or affairs, so warrant. Consequently, real or anticipated changes in our credit ratings will generally affect the market value of the senior notes. Additionally, credit ratings may not reflect the potential effect of risks relating to the senior notes. Any future lowering of our ratings may make it more difficult or more expensive for us to obtain additional financing.
Government Regulation
The mineral exploration, development, mining, and processing activities of Eldorado in the countries where we operate are subject to various laws governing a wide range of matters, including, but not limited to, the following:
•the environment, including land and water use;
•the right to conduct our business, including limitations on our rights in jurisdictions where we are considered a foreign entity and restrictions on inbound investment;
•prospecting and exploration rights and methods;
•development activities;
•construction;
•mineral production;
•reclamation;
•royalties, taxes, fees and imposts;
•importation of goods;
•currency exchange restrictions;
•sales of our products;
•repatriation of profits and return of capital;
•immigration (including entry visas and employment of our personnel);
•labour standards and occupational health;
•mine safety;
•use of toxic substances;
•mineral title, mineral tenure and competing land claims; and
•impacts on and participation rights of local communities and entities.
Although we believe our mineral exploration, development, mining, and processing activities are currently carried out in accordance with all applicable laws, rules regulations and policies, there is no assurance that new or amended laws, rules or regulations will not be enacted, new policy applied or that existing laws, rules, regulations or discretion will not be applied in a manner which could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price, including changes to the fiscal regime, in any of the countries in which we operate, including, without limitation:
•laws regarding government ownership of or participation in projects;
•laws regarding permitted foreign investments;
•royalties, taxes, fees and imposts;
•regulation of, or restrictions on, importation of goods and movement of personnel;
•regulation of, or restrictions on, currency transactions;
•regulation of, or restrictions on, sales of our products, or other laws generally applicable in such country, or changes to the ways in which any of these laws are applied, any of which could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price; and
•laws regarding social and environmental regulation, including environmental reporting requirements.
We are subject to corporate governance guidelines and disclosure standards that apply to Canadian companies listed on the TSX, and with corporate governance standards that apply to us as a foreign private issuer listed on the NYSE and registered with the SEC in the United States. Although we substantially comply with NYSE’s corporate governance guidelines, we are exempt from certain NYSE requirements because we are subject to Canadian corporate governance requirements. We may from time to time seek other relief from corporate governance and exchange requirements and securities laws from the NYSE and other regulators.
Sarbanes-Oxley Act (SOX)
We document and test our internal control procedures over financial reporting to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (SOX). SOX requires management to conduct an annual assessment of our internal controls over financial reporting and our external auditors to conduct an independent assessment of the effectiveness of our controls as at the end of each fiscal year. Our internal controls over financial reporting may not be adequate, or we may not be able to maintain such controls as required by SOX. We also may not be able to maintain effective internal controls over financial reporting on an ongoing basis, if standards are modified, supplemented or amended from time to time. If we do not satisfy the SOX requirements on an ongoing and timely basis, investors could lose confidence in the reliability of our financial statements, and this could harm our business and have a negative effect on the trading price or market value of securities of Eldorado Gold.
If from time to time we do not implement new or improved controls, when required, or experience difficulties in implementing them, it could harm our financial results or we may not be able to meet our reporting obligations. There is no assurance that we will be able to remediate material weaknesses, if any are identified in future periods, or maintain all of the necessary controls to ensure continued compliance. There is also no assurance that we will be able to retain personnel who have the necessary finance and accounting skills because of the increased demand for qualified personnel among publicly traded companies. If any of our staff fail to disclose material information that is otherwise required to be reported, no evaluation can provide complete assurance that our internal controls over financial reporting will detect this. The effectiveness of our controls and procedures over financial reporting may also be limited by simple errors or faulty judgments. Continually enhancing our internal controls over financial reporting is important, especially as we expand and the challenges involved in implementing appropriate internal controls over financial reporting will increase. Although we intend to devote substantial time to ongoing compliance with this, including incurring the necessary costs associated with therewith, we cannot be certain that we will be successful in complying with section 404 of SOX.
We are subject to changing rules and regulations promulgated by a number of United States and Canadian governmental and self-regulated organizations, including the SEC, Canadian Securities Administrators, the NYSE, the TSX and the Financial Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created in response to laws enacted by governments, making compliance more difficult and uncertain. An example of such regulatory development is the SEC’s “Modernization of Property Disclosures for Mining Registrants” (the “New Rule”). The SEC has adopted the New Rule to replace the existing SEC Industry Guide 7. The New Rule has become effective for SEC registrants for fiscal years beginning on or after January 1, 2021. While Eldorado is currently exempt from the New Rule as it files its annual report in accordance with the multi-jurisdictional disclosure system between Canada and the United States (“MJDS”), if Eldorado loses its ability to file in accordance with MJDS or if Eldorado files certain registration statements with the SEC, Eldorado would be required to comply with the New Rule. While the New Rule has similarities with NI 43-101, Eldorado may be required to update or revise all of its existing technical reports, which may result in revisions (either upward or downward) to Eldorado’s mineral reserves and mineral resources, in order to comply with the New Rule. In addition, the New Rule is subject to unknown interpretations, which could require Eldorado to incur substantial costs associated with compliance.
Eldorado’s efforts to comply with the Canadian and United States rules and regulations and other new rules and regulations regarding public disclosure have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.If Eldorado fails to comply with such regulations, it could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Commodity Price Risk
The profitability of the Company’s operations depend, in large part, upon gold and other commodity prices. Gold and other commodity prices can fluctuate widely and can be influenced by many factors beyond its control, including but not limited to: industrial demand; political and economic events (global and regional); gold and financial market volatility and other market factors, the popularity of cryptocurrencies as an alternative investment to gold, and central bank purchases and sales of gold and gold lending. The global supply of gold is made up of new production from mining, and existing stocks of bullion, scrap and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals.
If metal prices decline significantly, or decline for an extended period, Eldorado might not be able to continue operations, develop properties, or fulfill obligations under its permits and licenses, or under the agreements with partners and could increase the likelihood and amount that we may be required to record as an impairment charge on our assets. This could result in losing the ability to operate some or all of the Company’s properties economically, or being forced to sell them, which could have a negative effect on our business, results of operations, financial condition and the Eldorado Gold share price.
The cost of production, development and exploration varies depending on the market prices of certain mining consumables, including diesel fuel, electricity and chemical reagents. Electricity is regionally priced in Türkiye and semi-regulated by the Turkish government, which reduces the risk of price fluctuations. Other than in connection with the Term Facility discussed on page 91, the Company has elected not to hedge its exposure to commodity price risk but may use, from time to time, commodity price contracts to manage its exposure to fluctuations in the price of gold and other metals. However there is no assurance that Eldorado will be able to obtain hedging on reasonable terms or that any hedges that may be put in place will mitigate these risks or that they will not cause us to experience less favourable economic outcomes than we would have experienced if we had no hedges in place.
Mineral Tenure
In the countries in which we operate, the mineral rights, or certain portions of them, are owned by the relevant governments. In such countries, we must enter into contracts with the applicable governments, or obtain permits or concessions from them, that allow us to hold rights over mineral rights and rights (including ownership) over parcels of land and conduct our operations thereon. The availability of such rights and the scope of operations we may undertake are subject to the discretion of the applicable governments and may be subject to conditions. New laws and regulations, or amendments to laws and regulations relating to mineral tenure and land title and usage thereof, including expropriations and deprivations of contractual rights, if proposed and enacted, may affect our rights to our mineral properties.
In many instances, we can initially only obtain rights to conduct exploration activities on certain prescribed areas, but obtaining the rights to proceed with development, mining and production on such areas or to use them for other related purposes, such as waste storage or water management, is subject to further application, conditions or licenses, the granting of which are often at the discretion of the governments. In many instances, our rights are restricted to fixed periods of time with limited, and often discretionary, renewal rights. Delays in the process for applying for such rights or renewals or expansions, or the nature of conditions imposed by government, could have a material adverse effect on our business, including our existing developments and mines, and our results of operations, financial condition and the Eldorado Gold share price.
The cost of holding these rights often escalates over time or as the scope of our operating rights expands. There is no assurance that the mineral rights regimes under which we hold properties or which govern our operations thereon will not be changed, amended, or applied in a manner which could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price, that the ongoing costs of obtaining or maintaining our rights will remain economic and not result in uncompensated delays or that compliance with conditions imposed from time to time will be practicable. Any inability to obtain and retain rights to use lands for our ongoing operations at all or on a timely basis could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
It is possible that our present or future tenure may be subject to challenges, prior unregistered agreements or transfers, and competing uses. In addition, certain lands in Canada are subject to indigenous rights, treaty rights and/or asserted rights in and to traditional territories. Our rights may also be affected by undetected defects in title. There is no assurance that any of our holdings will not be challenged. We may also be subject to expropriation proceedings for a variety of reasons. When any such challenge or proceeding is in process, we may suffer material delays in our business and operations or suspensions of our operations, and we may not be compensated for resulting losses. Any defects, challenges, agreements, transfers or competing uses which prevail over our rights, and any expropriation of our holdings, could have a material adverse effect on our business, including our total loss of such rights, and our results of operations, financial condition and share price.
Certain of our mining properties are subject to royalty and other payment obligations. If we fail to meet any such obligations, we may lose our rights. There is no assurance that we will be able to hold or operate on our properties as currently held or operated or at all, or that we will be able to enforce our rights with respect to our holdings, which could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.

Permits
Activities in the nature of our business and operations can only be conducted pursuant to a wide range of permits and licenses obtained or renewed in accordance with the relevant laws and regulations in the countries in which we operate. These include permits and licenses, which authorize us to, conduct business in such countries, import or export goods and materials, employ foreign personnel in-country, and operate equipment, among other things.
The duration and success of each permitting process are contingent upon many factors that we do not control. In the case of foreign operations, granting of government approvals, permits and licenses is, as a practical matter, subject to the discretion of the applicable governments or government officials. There may be delays in the review process. If the Company experiences such delays, the Company may be required to pay standby costs for the period during which activities are suspended, including payment of a portion of the salaries to those employees who have been suspended pending resolution of the permitting process. In addition, certain of Eldorado’s mining properties are subject to royalty and other payment obligations. Failure to meet Eldorado’s payment obligations under these agreements could result in the loss of its rights.
In the context of environmental protection permitting, including the approval of reclamation plans, we are required to comply with existing laws and regulations and other standards that may entail greater or lower costs and delays depending on the nature of the activity to be permitted and the interpretation of the laws and regulations implemented by the permitting authority. We have in the past experienced significant delays in the timely receipt of necessary permits and authorizations from the Greek State in order to advance operations in Greece, including in respect of Skouries. As a result, Skouries was placed on care and maintenance and these delays have and continue to impact the Company’s business and financial condition.
We submitted a modification and time extension (up to 2030) request to the Kassandra Mines Environmental Terms approval in Q4 2021 that will cover the expansion of the Olympias processing facility and the Stratoni port modernization. Our current Environmental Terms are valid through to July 2025 and cover all of our operations. While approval of this modification is expected in 2023, there is no assurance that we will be able to obtain approval in a timely manner or at all, however, according to Greek environmental legislation, validity of current Environmental Terms is automatically extended until a decision on the new request is issued. In September 2021, local associations and residents around the Kassandra Mines filed an appeal for the annulment of the Environmental Terms Amendment Decision issued on April 29, 2021 which had approved the move to dry stack tailings at Skouries. The appeal claims that the simplified procedure adopted to approve the 2021 Environmental Terms Amendment was inappropriate given the increased environmental footprint of the project, due to increases in the planned production rates (and therefore increased tailings volume). The claimants argue that these are substantial modifications to the 2011 Environmental Terms and that therefore a consultation process should have been followed. The issuance of approval for the new Environmental Terms prior to the issuance of a court decision in this trial would render an eventual procedural fault moot. In the case of a partial or full annulment of the Environmental Terms 2021 amendment decision, the original Environmental Terms dated 2011 would still be valid on the relevant chapters and any gap would be covered by the new comprehensive Environmental Terms amendment that is currently pending approval. A failure to obtain approval of the new comprehensive Environmental Terms amendment in a timely manner could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
In addition, some of our current mineral tenures, licenses and permits, including environmental and operating permits for Olympias, are due to expire prior to our planned life of mines, and will require renewals on terms acceptable to Eldorado. There is no assurance that we will be able to obtain or renew these tenures and permits in order to conduct our business and operations, in a timely manner or at all, or that we will be in a position to comply with all conditions that are imposed. The failure to obtain or renew such tenure and permits, or the imposition of extensive conditions, could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Environmental, Sustainability and Governance Practices and Performance
There is increased scrutiny from stakeholders related to our environmental, social and governance (“ESG”) practices, performance and disclosures, including prioritization of sustainable and responsible production practices, decarbonization and management of climate risk, tailings stewardship and social license to operate among others in the jurisdictions where we operate. As highlighted in our annual sustainability report, we have adopted an approach to responsible mining, articulated in our sustainability framework and delivered upon through the implementation of our sustainability management system. It is possible that our stakeholders might not be satisfied with our ESG practices, performance and/or disclosures, or the speed of their adoption, implementation and measurable success. If we do not meet our evolving stakeholders’ expectations, our reputation, our access to and cost of capital, and our stock price could be negatively impacted.
In addition, our customers and end users may require that we implement certain additional ESG procedures or standards before they will start or continue to do business with us, which could lead to preferential buying based on our ESG practices compared to our competitors’ ESG practices. Investor advocacy groups, certain institutional investors, investment funds, creditors and other influential investors are increasingly focused on our ESG practices and in recent years have placed increasing importance on the implications of their investments. Organizations that provide information to investors on ESG performance and related matters have developed quantitative and qualitative data collection processes and ratings processes for evaluating companies on their approach to ESG matters. Such ratings are used by some investors to inform their investment and voting decisions. Unfavorable ratings or assessment of our ESG practices may lead to negative investor sentiment toward us, which could have a negative impact on our stock price and our access to and cost of capital. Additionally, if we do not adapt to or comply with investor or stakeholder expectations and standards, which are evolving, or if we are perceived to have not responded appropriately, regardless of whether there is a legal requirement to do so, we may suffer from reputational damage and our business, financial condition, and/or stock price could be materially and adversely affected.
Eldorado takes seriously our obligation to respect and promote human rights, is a signatory to the United Nations Global Compact, and has adopted a Human Rights Policy informed by The International Bill of Human Rights, The Ten Principles of the UN Global Compact, The International Labour Organization’s Declaration on Fundamental Principles and Rights at Work, The Voluntary Principles on Security and Human Rights and The Guiding Principles on Business and Human Rights. Although the Company has implemented a number of significant measures and safeguards, including our Human Rights Policy, which are intended to ensure that personnel understand and uphold human rights standards, the implementation of these measures will not guarantee that personnel, national police or other public security forces will uphold human rights standards in every instance.
The failure to conduct operations in accordance with Company standards, including those described in our annual sustainability report and Human Rights Policy, can result in harm to employees, community members or trespassers, increase community tensions, reputational harm to us or result in criminal and/or civil liability and/or financial damages or penalties.
Financial Reporting
Carrying Value of Assets
The carrying value of our assets is compared to our estimates of their estimated fair value to assess how much value can be recovered based on current events and circumstances. Our fair value estimates are based on numerous assumptions and are adjusted from time to time and the actual fair value, which also varies over time, could be significantly different than these estimates.
If our valuation assumptions prove to be incorrect, or we experience a decline in the fair value of our reporting units, then this could result in an impairment charge, which could have an adverse effect on our business and the value of our securities.
Change in Reporting Standards
Changes in accounting or financial reporting standards may have an adverse impact on our financial condition and results of operations in the future.
Non-Governmental Organizations
Certain non-governmental organizations (“NGOs”) that oppose globalization and resource development are often vocal critics of the mining industry and its practices, including the use of hazardous substances in processing activities and the related environmental impact, and such NGOs may oppose our current and future operations or further development or new development of projects or operations on such grounds. Adverse publicity generated by such NGOs or other parties generally related to extractive industries or specifically to our operations, could have an adverse effect on our reputation, impact our relationships with the communities in which we operate and ultimately have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
NGOs may lobby governments for changes to laws, regulations and policies pertaining to mining and relevant to our business activities which, if made, could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price. NGOs may organize protests, install road blockades, apply for injunctions for work stoppage, file lawsuits for damages and intervene and participate in lawsuits seeking to cancel our rights, permits and licences. These actions can relate not only to current activities but also historic mining activities by prior owners and could have a material adverse effect on our business and operations. NGOs may also file complaints with regulators in respect of our, and our directors’ and insiders’ regulatory filings in respect of Eldorado Gold. Such complaints, regardless of whether they have any substance or basis in fact or law, may have the effect of undermining the confidence of the public or a regulator in Eldorado Gold or such directors or insiders. This may adversely affect our prospects of obtaining the regulatory approvals necessary for advancement of some or all of our exploration and development plans or operations and our business, results of operations, financial condition and the Eldorado Gold share price.
Corruption, Bribery and Sanctions
Our operations are governed by, and involve interactions with, many levels of government in numerous countries. Like most companies, we are required to comply with anti-corruption and anti-bribery laws, including the Criminal Code (Canada) and the Corruption of Foreign Public Officials Act (Canada) and the U.S. Foreign Corrupt Practices Act, as well as similar laws that apply to our business including in the countries in which we conduct our business or our securities trade (collectively, “anti-bribery laws”). The Company has implemented and promulgated an Anti-Bribery & Corruption Policy, which with our Code of Ethics and Business Conduct, all directors, officers and employees are required to comply.
In recent years, there has been a general increase in both the severity of penalties and frequency of prosecution and enforcement under such laws, resulting in greater punishment and scrutiny to companies convicted of violating anti-bribery laws. Furthermore, a company may be found liable for violations by not only its directors, officers or employees, but also through the actions of any third party agents or representatives. Although we have adopted policies and use a risk-based approach to mitigate such risks, such measures may not always be effective in ensuring that we, our directors, officers, employees or third party agents or representatives will strictly be in compliance with such anti-bribery laws. If we find ourselves subject to an enforcement action or are found to be in violation of such anti-bribery laws, this may result in significant criminal penalties, fines and/or sanctions being imposed on us and significant negative media coverage resulting in a material adverse effect on our reputation, business, results of operations, financial condition and the Eldorado Gold share price.
The operation of our business may also be impacted by anti-terrorism, economic or financial sanction laws including the Criminal Code (Canada), the United Nations Act (Canada), the Special Economic Measures Act (Canada), the Justice for Victims of Corrupt Foreign Officials Act (Sergei Magnitsky Law) (Canada) and the Freezing Assets of Corrupt Foreign Officials Act (Canada), and more recently, the concerted sanctions against Russia in response to the Russia-Ukraine war, as well as similar laws in countries in which we conduct our business or our securities trade (collectively, “sanctions laws”). Throughout 2022 we experienced substantial price increases for certain commodities and consumables as a result of supply concerns caused by financial and trade sanctions against Russia, and ongoing supply chain challenges due to COVID-19. Cost increases primarily impacted electricity at operations in Greece and Turkiye, and fuel and reagents at Kisladag. Such sanctions laws and any regulations, orders or policies issued thereunder may impose restrictions and prohibitions on trade, financial transactions, investments and other economic activities with sanctioned or designated foreign individuals or companies from a target country, industries, markets, countries or regions within countries. These restrictions and prohibitions may also apply to dealings with non-state actors such as terrorist organizations and may change from time to time. These restrictions and prohibitions may also apply to affiliates of sanctioned or designated persons and those acting on their behalf as agents or representatives. It is not always easy to locate and remain current on the current list of sanctions imposed and governments do not necessarily provide sufficient guidance for businesses wanting to comply with applicable laws. Although we do not believe that we are in contravention of such sanctions laws, there is no assurance that we are or will be in full compliance at all times and that there will not be a material adverse effect on our reputation, business, results of operations, financial condition and the Eldorado Gold share price.
Information and Operational Technology Systems
Our operations depend, in part, upon information and operational technology systems. Our information and operational technology systems, including machines and equipment, are subject to disruption, damage, disabling, misuse, malfunction or failure from a number of sources, including, but not limited to, hacking, computer viruses, security breaches, natural disasters, power loss, vandalism, theft, malware, cyber threats, extortion, employee error, malfeasance and defects in design. We may also be a target of cyber surveillance or a cyber-attack from cyber criminals, industrial competitors or government actors. Any of these and other events could result in information and operating technology systems failures, operational delays, production downtimes, operating accidents, loss of revenues due to a disruption of activities, incurring of remediation costs, including ransom payments, destruction or corruption of data, release of confidential information in contravention of applicable laws, litigation, fines and liability for failure to comply with privacy and information security laws, unauthorized access to proprietary or sensitive information, security breaches or other manipulation or improper use of our data, systems and networks, regulatory investigations and heightened regulatory scrutiny, any of which could have material adverse effects on our reputation, business, results of operations, financial condition and the Eldorado Gold share price.
Although to date we have not experienced any material losses relating to cyber-attacks or other information security breaches, there is no assurance that we will not incur such losses in future. Our risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect our systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, we may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities. Risks related to cyber security are monitored on an ongoing basis by Eldorado Gold’s senior management and Board of Directors.
We could also be adversely affected by system or network disruptions if new or upgraded information or operational technology systems are defective, not installed properly or not properly integrated into our operations. Various measures have been implemented to manage our risks related to system implementation and modification, but system modification failures could have a material adverse effect on our business, financial position, results of operations and the Eldorado Gold share price and could, if not successfully implemented, adversely impact the effectiveness of our internal controls over financial reporting.
Any damage, disabling, misuse, malfunction or failure that causes an interruption in operations could have an adverse effect on the production from and development of our properties. While we have systems, policies, hardware, practices and procedures designed to prevent or limit the effect of disabling, misuse, malfunction or failure of our operating facilities, infrastructure, machines and equipment, there can be no assurance that these measures will be sufficient and that any such failures or interruptions will not occur or, if they do occur, that they will be adequately addressed in a timely manner.
Litigation and Contracts
We are periodically subject to legal claims that are with and without merit. We are regularly involved in routine litigation matters. We believe that it is unlikely that the final outcome of these routine proceedings will have a material adverse effect on us; however, defense and settlement costs can be substantial, even for claims that are without merit. Due to the inherent uncertainty of the litigation process, including arbitration proceedings, and dealings with regulatory bodies, there is no assurance that any legal or regulatory proceeding will be resolved in a manner that will not have a material and/or adverse effect on us. In the event of a dispute arising from foreign operations, the Company may be subject to the exclusive jurisdiction of foreign courts or arbitration panels or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada.
In our business, we make contracts with a wide range of counterparties. There can be no assurance that these contracts will be honoured and performed in accordance with their terms by our counterparties or that we will be able to enforce the contractual obligations.
We do not believe, based on currently available information, that the outcome of any individual legal proceeding will have a material adverse effect on our financial condition, although individual or cumulative outcomes could be material to our operating results for a particular period, depending on the nature and magnitude of the outcome and the operating results for the period.
Estimation of Mineral Reserves and Mineral Resources
Estimates Only
Mineral Reserve and Mineral Resource estimates are only estimates and we may not produce gold or other metals in the quantities estimated.
Proven and Probable Mineral Reserve estimates may need to be revised based on various factors including:
actual production experience;
•our ability to continue to own and operate our mines and property;
•fluctuations in the market price of gold or other metals;
•results of drilling or metallurgical testing;
•production costs; and

•recovery rates.
The cut-off values and cut-off grades for the Mineral Reserves and Mineral Resources are based on our assumptions about plant recovery, metal prices, mining dilution and recovery, and our estimates for operating and capital costs, which are based on historical production figures. We may have to recalculate our estimated mineral reserve and resources based on actual production or the results of exploration. Fluctuations in the market price of gold, production costs or recovery rates can make it unprofitable for us to develop or operate a particular property for a period of time. As part of the annual Mineral Reserves and Mineral Resources review process, a summary of which was published on December 5, 2022 with an effective date of September 30, 2022, cut-off values or cut-off grades were updated to reflect current operating and market conditions. If there is a material decrease in our mineral reserve estimates, or our ability to extract the mineral reserves, it could have a material adverse effect on our future cash flow, business, results of operations, financial condition and the Eldorado Gold share price.
There are uncertainties inherent in estimating Proven and Probable Mineral Reserves and Measured, Indicated and Inferred Mineral Resources, including many factors beyond our control. Estimating Mineral Reserves and Resources is a subjective process. Accuracy depends on the quantity and quality of available data and assumptions and judgments used in engineering and geological interpretation, which may be unreliable or subject to change. It is inherently impossible to have full knowledge of particular geological structures, faults, voids, intrusions, natural variations in and within rock types and other occurrences. Additional knowledge gained or failure to identify and account for such occurrences in our assessment of Mineral Reserves and Resources may make mining more expensive and cost prohibitive, which will have a material adverse effect on our future cash flow, business, results of operations, financial condition and the Eldorado Gold share price.
There is no assurance that the estimates are accurate, that Mineral Reserve and Resource figures are accurate, or that the Mineral Reserves or Resources can be mined or processed profitably. Mineral Resources that are not classified as Mineral ore do not have demonstrated economic viability. You should not assume that all or any part of the Measured Mineral Resources, Indicated Mineral Resources, or an Inferred Mineral Resource will ever be upgraded to a higher category or that any or all of an Inferred Mineral Resource exists or is economically or legally feasible to mine.
Because mines have limited lives based on Proven and Probable Mineral Reserves, we must continually replace and expand our Mineral Reserves and any necessary associated surface rights as our mines produce gold and their life-of-mine is reduced.
Our ability to maintain or increase annual production of gold and other metals will depend significantly on:
•the geological and technical expertise of our management and exploration teams;
•the quality of land available for exploration;
•our mining and processing operations;
•our ability to conduct successful exploration efforts; and
•our ability to develop new projects and make acquisitions.
As we explore and develop a property, we are constantly determining the level of drilling and analytical work required to maintain or upgrade our confidence in the geological model. Depending on continuity, the amount of drilling will vary from deposit to deposit. The degree of analytical work is determined by the variability in the ore, the type of metallurgical process used and the potential for deleterious elements in the ore. We do not drill exhaustively at all deposits or analyze every sample for every known element as the cost would be prohibitive. Therefore, unknown geological formations are possible, which could limit our ability to access the ore or cut off the ore where we are expecting continuity. It is also possible that we have not correctly identified all metals and deleterious elements in the ore in order to design metallurgical processes correctly.
There may be associated metals or minerals that are deleterious to the extraction process. This may result in us having problems in developing a process that will allow us to extract the ore economically. Alternatively, the ore may not be as valuable as we anticipate due to the lower recoveries received or the penalties associated with extraction of deleterious materials that are sold as part of the saleable product.
There is no assurance that our exploration programs will expand our current mineral reserves or replace them with new mineral reserves. Failure to replace or expand our mineral reserves, as well as maintain or increase our annual production of gold and other metals, could have an adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.

Different Standards
The standards used to prepare and report mineral reserves and mineral resources in this AIF differ from the requirements of the SEC that are applicable to domestic United States reporting companies. Any mineral reserves and mineral resources reported by Eldorado in accordance with NI 43-101 may not qualify as such under SEC standards, including the New Rule. Accordingly, information contained in this AIF containing descriptions of the Eldorado mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the SEC thereunder. See the section – “Reporting Mineral Reserves and Resources”.
Credit Risk
We may be exposed to credit risks if the counterparty to any financial instrument to which Eldorado is a party will not meet its obligations and will cause us to incur a financial loss. The Company limits counterparty risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties. In accordance with the Company’s short-term investment policy, term deposits and short term investments are held with high credit quality financial institutions as determined by rating agencies. For cash and cash equivalents, restricted cash, term deposits and accounts receivable, credit risk is represented by the carrying amount on the balance sheet. Payment for metal sales is normally within normal business practice for receipt of goods and is dependent on the contract terms with the buyer. While the historical level of customer defaults is negligible, which has reduced the credit risk associated with trade receivables at December 31, 2022, there is no guarantee that buyers, including under exclusive sales arrangements, will not default on their commitments, which may have an adverse impact on the Company’s financial performance. If there are defaults, Eldorado would be required to find alternate buyers. However, there may be delays associated with establishing new sales contracts or timing on revenue recognition of final sales.
The Company invests its cash and cash equivalents in major financial institutions and in government issuances, according to the Company’s short-term investment policy. As at December 31, 2022, the Company holds a significant amount of cash and cash equivalents with various financial institutions in North America and the Netherlands. The Company monitors the credit ratings of all financial institutions in which it holds cash and investments. In recent years, Türkiye’s sovereign credit ratings were downgraded, reflecting risks associated with high inflation and a depreciating currency. This was followed by the downgrade of the credit ratings of numerous Turkish banking institutions, including one at which the Company holds cash. As at December 31, 2022, Turkish Lira deposits equivalent to $35 M U.S. dollars are held in a banking institution operating in Turkiye with lower credit ratings as compared to other financial institutions at which the Company holds cash and investments. This combined with recent downgrades in Turkiye’s sovereign credit rating, expose the Company to greater credit risk. Amounts of cash held in financial institutions in Türkiye may increase in line with operational or other requirements. The credit risk associated with financial institutions in other jurisdictions continues to be considered low. There can be no assurance that certain financial institutions in foreign countries in which the Company operates will not default on their commitments.
Share Price Volatility, Volume Fluctuations and Dilution
The capital markets have experienced a high degree of volatility in the trading price and volume of shares sold over the past few years. Many companies have experienced wide fluctuations in the market price of their securities that have not necessarily related to their operating performance, underlying asset values or prospects. There is no assurance that the price of our securities will not be affected.
Future acquisitions could be made through the issuance of equity securities of Eldorado Gold. Additional funds may be needed for our exploration and development programs and potential acquisitions, which could be raised through equity issues. Issuing more equity securities can substantially dilute the interests of Eldorado Gold shareholders. Issuing substantial amounts of Eldorado Gold securities, or making them available for sale, could have an adverse effect on the prevailing market prices for Eldorado Gold’s securities. A decline of the Eldorado Gold share price could hamper the ability of Eldorado Gold to raise additional capital through the sale of its securities.
Actions of Activist Shareholders
In the past, shareholders have instituted class action lawsuits against companies that have experienced volatility in their share price. Class action lawsuits can result in substantial costs and divert management’s attention and resources, which could significantly harm our profitability and reputation. There is no assurance that Eldorado Gold will not be subject to class action lawsuits.

Publicly-traded companies have also increasingly become subject to campaigns by investors seeking to advocate certain governance changes or corporate actions such as financial restructuring, special dividends, share repurchases or even sales of assets or the entire company. We could be subject to such shareholder activity or demands. Responding to proxy contests, media campaigns and other actions by activist shareholders, if required, will be costly and time-consuming, will disrupt our operations and would divert the attention of the Board and senior management from the pursuit of our business strategies, which could adversely affect our results of operations, financial condition and/or prospects. If individuals are elected to the Board with a specific agenda to increase short-term shareholder value, it may adversely affect or undermine our ability to effectively implement our plans. Perceived uncertainties as to our future direction resulting from shareholder activism could also result in the loss of potential business opportunities and may make it more difficult to attract and retain qualified personnel and business partners, to our detriment.
Reliance on Infrastructure, Commodities and Consumables
Infrastructure
Our business and operations depend on our ability to access and maintain adequate and reliable infrastructure, including roads and bridges, power sources and water systems. We may have to build the required infrastructure if it is not readily available to us for a given project, and there is no assurance that we will be able to do so in a timely manner or at all. Inadequate, inconsistent, or costly infrastructure could compromise many aspects of a project’s feasibility, viability and profitability, including, but not limited to construction schedule, capital and operating costs, and labour availability, among others. There is no assurance that we can access and maintain the infrastructure we need, or, where necessary, obtain rights of way, raw materials and government authorizations and permits to construct, or upgrade the same, at a reasonable cost, in a timely manner, or at all.
Our access to infrastructure and the commodities discussed below may be interrupted by natural causes, such as drought, floods, earthquakes and other weather phenomena, or man-made causes, such as blockades, sabotage, conflicts, government issues, political events, protests, rationing or competing uses. For example, the Stratoni mine experienced a fall of ground on June 27, 2021. There were no injuries, however, an investigation revealed several other locations with similar ground support conditions. In line with strict safety protocols, operations at Stratoni were suspended during July and August of 2021 to remediate ground support conditions. Mining resumed at Stratoni in September 2021 but was suspended again at the end of 2021 as the mine transitions to care and maintenance. While we will evaluate resuming operations subject to exploration success and positive results of further technical and economic review, there is no assurance that such incidents may not occur again at the Stratoni mine or at other of Eldorado’s mines. Our inability to obtain or build and to maintain adequate and continuous access to infrastructure and substantial amounts of commodities, power and water, at a reasonable cost, could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Power and Water
Our mining operations use substantial volumes of water and power in the extraction and processing processes. Our ability to obtain secure supplies of power and water at a reasonable cost depends on a number of factors that may be out of our control, including global and regional supply and demand, political and economic conditions, and problems affecting local supplies, among others.
There is no assurance that we will be able to secure the required supplies of power and water on reasonable terms or at all and, if we are unable to do so or there is an interruption in the supplies we do obtain or a material increase in prices, then it could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Commodities and Consumables
Our business operations use a significant amount of commodities, consumables and other materials. Prices for diesel fuel, steel, concrete, chemicals (including explosives, lime and cyanide) and other materials, commodities and consumables required for our operations can be volatile and price changes can be substantial, occur over short periods of time and are affected by factors beyond our control. Prices for electricity, fuel, and other materials, commodities and consumables required for our operations experienced substantial increases during 2022 amid supply concerns caused by, among other things, financial and trade restrictions against Russia. These cost increases may be prolonged and have a material adverse effect on our business, financial condition and results of operations. Higher costs for, or tighter supplies of, construction materials like steel and concrete can affect the timing and cost of our development projects, including Skouries. If there is a significant and sustained increase in the cost of certain commodities, we may decide that it is not economically feasible to continue some or all of our commercial production and development activities, and this could have an adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
We may maintain significant inventories of operating consumables, based on the frequency and reliability of the delivery process for such consumables and anticipated variations in regular use. We depend on suppliers to meet our needs for these commodities; however, sometimes no source for such commodities may be available. If the rates of consumption for such commodities vary from expected rates significantly or delivery is delayed for any reason, we may need to find a new source or negotiate with existing sources to increase supply. If any shortages are not rectified in a timely manner, it may result in reduced recovery or delays in restoring optimal operating conditions.
Higher worldwide demand for critical resources, such as drilling equipment and tires, could affect our ability to acquire such resources and lead to delays in delivery and unanticipated cost increases, which could have an effect on our operating costs, capital expenditures and production schedules.
Further, we rely on certain key third-party suppliers and contractors for equipment, raw materials and services used in, and the provision of services necessary for, the development, construction and continuing operation of our assets. As a result, our operations are subject to a number of risks, some of which are outside of our control, including, negotiating agreements with suppliers and contractors on acceptable terms, and the inability to replace a supplier or contractor and its equipment, raw materials or services if either party terminates the agreement, among others.
The occurrence of one or more of these risks could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Currency Risk
We sell gold in U.S. dollars, but incur costs in several currencies, including U.S. dollars, Canadian dollars, Turkish Lira, Euros and Romanian Lei. Any change in the value of any of these currencies against the U.S. dollar can change production costs and capital expenditures, which can affect future cash flows, business, results of operations, financial condition and the Eldorado Gold share price and lead to higher operation, construction, development and other costs than anticipated. As of December 31, 2022, approximately 80% of Eldorado’s cash and cash equivalents and term deposits was held in U.S. dollars.
We have a risk management policy that contemplates potential hedging of our foreign exchange exposure to reduce the risk associated with currency fluctuations. In September 2022, we entered into zero-cost collars to reduce the risk associated with fluctuations of the Euro and Canadian dollar at the Olympias mine and Lamaque operations, respectively. We also expect to enter into hedging of our foreign exchange exposure with respect to the Term Facility as discussed on page 92. There is no assurance that Eldorado will be able to obtain hedging on reasonable terms in the future or that any hedges that may be put in place will mitigate these risks or that they will not cause us to experience less favourable economic outcomes than we would have experienced if no hedges were in place. For example, the Turkish Lira lost approximately 44% of its value against the U.S. dollar in 2022. While the ultimate impact of recent currency fluctuations impacting the Turkish Lira is difficult to predict and depends on factors that are evolving beyond our control, these and other impacts of foreign exchange exposure could also have the effect of heightening certain of the other risks described under “Foreign Operations” and “Government Regulation”.
Interest Rate Risk
Interest rates determine how much interest the Company pays on its debt, and how much is earned on cash and cash equivalent balances, which can affect future cash flows. The senior notes have a fixed interest rate of 6.25%. Borrowings under the Fourth ARCA are at variable rates of interest based on LIBOR. Borrowings at variable rates of interest expose us to interest rate risk. At December 31, 2022, no amounts were drawn under the Fourth ARCA. The Company currently does not have any interest rate swaps (that involve the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility), but may enter into such interest rate swaps in the future. However, there is no assurance that Eldorado will be able to obtain interest rate swaps on reasonable terms or that any interest rate swaps that may be put in place will mitigate these risks or that they will not cause us to experience less favourable economic outcomes than we would have experienced if we had no such swaps in place.
Tax Matters
We operate and have operated in a number of countries, each of which has its own tax regime to which we are subject. The tax regime and the enforcement policies of tax administrators in each of these countries are complicated and may change from time to time, all of which are beyond our control. Our investments into these countries, importation of goods and material, land use, expenditures, sales of gold and other products, income, repatriation of money and all other aspects of our investments and operations can be taxed, and there is no certainty as to which areas of our operations will be assessed or taxed from time to time or at what rates.
Our tax residency and the tax residency of our subsidiaries (both current and past) are affected by a number of factors, some of which are outside of our control, including the application and interpretation of the relevant tax laws and treaties. If we or our subsidiaries are ever assessed to be a non-resident in the jurisdictions that we or our subsidiaries report or have reported or are otherwise assessed, or are deemed to be resident (for the purposes of tax) in another jurisdiction, we may be liable to pay additional taxes. In addition, we have entered into various arrangements regarding the sale of mineral products or mineral assets, which may be subject to unexpected tax treatment. If such taxes were to become payable, this could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
We endeavor to structure, and restructure from time to time, our corporate organization in a commercially efficient manner and if any such planning effort is considered by a taxation authority to constitute tax avoidance, then this could result in increased taxes and tax penalties, which could have a material adverse effect on our financial condition. New laws and regulations or new interpretations of or amendments to laws, regulations or enforcement policy relating to tax laws or tax agreements with governmental authorities, if proposed and enacted, may affect our current financial condition and could result in higher taxes being payable by us. There is also the potential for a change in the tariff arrangements in the countries in which Eldorado operates, as is the case for the Chinese importation specification for concentrate imports set out in the Industry Standard (see “Environmental”).There is no assurance that our current financial condition will not change in the future due to such changes.
Dividends
While we have in place a policy for the payment of dividends on common shares of Eldorado Gold, there is no certainty as to the amount of any dividend or that any dividend may be declared in the future.
Our ability to pay dividends may be restricted under the terms of the Company’s existing or future debt instruments. Our potential future investments will also require significant funds for capital expenditures and our operating cash flow may not be sufficient to meet all of such expenditures. As a result, new sources of capital may be needed to meet the funding requirements of such investments, fund our ongoing business activities, fund construction and operation of potential future projects and various exploration projects, fund share repurchase transactions and pay dividends. If we are unable to obtain financing or service existing or future debt we could be required to reduce, suspend or eliminate or dividend payments or any future share repurchase transactions.
Reclamation and Long-Term Obligations
We are required by various governments in jurisdictions in which we operate to provide financial assurance sufficient to allow a third party to implement approved closure and reclamation plans if we are unable to do so. The relevant laws governing the determination of the scope and cost of the closure and reclamation obligations and the amount and forms of financial assurance required are complex and vary from jurisdiction to jurisdiction.
As of December 31, 2022, Eldorado has provided the appropriate regulatory authorities with non-financial and financial letters of credit of € EUR 58.2 M and CDN $0.4 M, respectively. The letters of credit were issued to secure certain obligations in connection with mine closure obligations in the various jurisdictions in which we operate. The amount and nature of such financial assurance are dependent upon a number of factors, including our financial condition and reclamation cost estimates. Changes to these amounts, as well as the nature of the collateral to be provided, could significantly increase our costs, making the maintenance and development of existing and new mines less economically feasible. Regulatory authorities may require further financial assurance and, to the extent that the value of the collateral provided is or becomes insufficient to cover the amount that we are required to post, we could be required to replace or supplement the existing security with more expensive forms of security. This could include cash deposits, which would reduce cash available for our operations and development activities. There is no guarantee that, in the future, we will be able to maintain or add to current levels of financial assurance as we may not have sufficient capital resources to do so.
In addition, climate change could lead to changes in the physical risks posed to our operations, which could result in changes in our closure and reclamation plans to address such risks. Any modifications to our closure and reclamation plans that may be required to address physical climate risks may materially increase the costs associated with implementing closure and reclamation at any or all of our active or inactive mine sites and the financial assurance obligations related to the same. For more information on the physical risks of climate change, see the risk factor entitled “Climate Change”.
Although we have currently made provision for certain of our reclamation obligations, there is no assurance that these provisions will be adequate in the future. Failure to provide the required financial assurance for reclamation could potentially result in the closure of one or more of our operations, which could result in a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Acquisitions and Dispositions
Acquisitions
Although we actively seek acquisition opportunities that are consistent with our acquisition and growth strategy, we are not certain that we will be able to identify suitable candidates that are available at a reasonable price, complete any acquisition, or integrate any acquired business into our operations successfully. Acquisitions can involve a number of special risks, circumstances or legal liabilities, which could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Acquisitions may be made by using available cash, incurring debt, issuing common shares or other securities, or any combination of the foregoing. This could limit our flexibility to raise capital, to operate, explore and develop our properties and make other acquisitions, and it could further dilute and decrease the trading price of our common shares. When we evaluate a potential acquisition, we cannot be certain that we will have correctly identified and managed the risks and costs inherent in that business.
We have discussions and engage in other activities with possible acquisition targets from time to time, and each of these activities could be in a different stage of development. There is no assurance that any potential transaction will be completed and the target integrated with our operations, systems, management and culture successfully in an efficient, effective and timely manner or that the expected bases or sources of synergies will in fact produce the benefits anticipated. In addition, synergies assume certain long term realized gold and other metals prices. If actual prices are below such assumed prices, this could adversely affect the synergies to be realized. If we do not successfully manage our acquisition and growth strategy, it could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
We continue to pursue opportunities to acquire advanced exploration assets that are consistent with our strategy. At any given time, discussions and activities with respect to such possible opportunities may be in process on such initiatives, each at different stages of due diligence. From time to time, we may acquire securities of, or an interest in, companies; and we may enter into acquisitions or other transactions with other companies.
Transactions involving acquisitions have inherent risks, including, accurately assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of potential acquisitions; limited opportunity for and effectiveness of due diligence; ability to achieve identified and anticipated operating and financial synergies; unanticipated costs, liabilities and write-offs including higher capital and operating costs than had been assumed at the time of acquisition; and diversion of management attention from existing business, among others.
Any of these factors or other risks could result in us not realizing the benefits anticipated from acquiring other properties or companies, and could have a material adverse effect on our ability to grow and on our business, results of operations, financial condition and the Eldorado Gold share price.
Acquisitions can pose challenges in implementing the required processes, procedures and controls in the new operations. Companies that we acquire may not have disclosure controls and procedures or internal controls over financial reporting that are as thorough or effective as those required by the securities laws that currently apply to us. Due to the nature of certain proposed transactions, it is possible that shareholders may not have the right to evaluate the merits or risks of any future acquisition, except as required by applicable laws and stock exchange rules.
Dispositions
When we decide to sell certain assets or projects, we may encounter difficulty in finding buyers or executing alternative exit strategies on acceptable terms in a timely manner, which could delay the accomplishment of our strategic objectives. For example, delays in obtaining tax rulings and regulatory approvals or clearances, and disruptions or volatility in the capital markets may impact our ability to complete proposed dispositions. Alternatively, we may dispose of a business at a price or on terms that are less than we had anticipated. After reaching an agreement with a buyer or seller for the disposition of a business, we may be required to obtain necessary regulatory and governmental approvals on acceptable terms and pre-closing conditions may need to be satisfied, all of which may prevent us from completing the transaction. Our ability to dispose of assets or projects may be restricted under the Company’s existing or future debt instruments. Dispositions may impact our production, mineral reserves and resources and our future growth and financial conditions. Despite the disposition of divested businesses, we may continue to be held responsible for actions taken while we controlled and operated the business. Dispositions may also involve continued financial involvement in the divested business, such as through continuing equity ownership, guarantees, indemnities or other financial obligations. Under these arrangements, performance by the divested businesses or other conditions outside our control could affect our future financial results.
Regulated Substances
The transportation and use of certain substances that we use in our operations are regulated by the governments in the jurisdictions in which we operate. Two obvious examples are explosives and cyanide. Regulations may include, restricting where the substance can be purchased; requiring a certain government department to approve or handle the purchase and transport of the substances, and restricting the amount of these substances that can be kept on-site at any time, among others.
Eldorado Gold is a signatory to the Cyanide Code, which commits us to mandating that our sites adhere to recognized best practice for the purchase, transportation, use and disposal of cyanide. Each signatory site is audited every three years to assess continued compliance. While we have a good understanding of the restrictions in the various jurisdictions, these laws may change, or the responsible parties within the government may change or not be available at a critical time when they are required to be involved in our process. This may result in delays in normal operation, or downtime, and may have an effect on our operating results in more extreme cases. The Lamaque operation has conducted a self-assessment and is currently working toward full Cyanide Code certification.
Equipment
Our operations are reliant on significant amounts of both large and small equipment that is critical to the development, construction and operation of our projects. Failures or unavailability of equipment could cause interruptions or delays in our development and construction or interruptions or reduced production in our operations. These risks may be increased by the age of certain equipment. Equipment related risks include, delays in repair or replacement of equipment due to unavailability or insufficient spare parts inventory; repeated or unexpected equipment failures, and restrictions on transportation and installation of large equipment, including delays or inability to obtain required permits for such transportation or installation, among others.
Delays in construction or development of a project or periods of downtime or reductions in operations or efficiency that result from the above risks or remediation of an interruption or inefficiency in production capability could require us to make large expenditures to repair, replace or redesign equipment. All of these factors could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Co-ownership of Our Properties
Mining projects are often conducted through an unincorporated joint venture or a co-owned incorporated joint venture company. Co-ownership often requires unanimous approval of the parties or their representatives for certain fundamental decisions like an increase (or decrease) in registered capital, a merger, division, dissolution, amendment of the constitutional documents, and pledge of the assets, which means that each co-owner has a right to veto any of these decisions, which could lead to a deadlock. We are subject to a number of additional risks associated with co- ownership, including, disagreement with a co-owner about how to develop, operate or finance the project; that a co-owner may at any time have economic or business interests or goals that are, or become, inconsistent with our business interests or goals, and that a co-owner may not comply with the agreements governing our relationship with them, among others.
Some of our interests are, and future interests may be, through co-owned companies established under and governed by the laws of their respective countries. If a co-owner is a state-sector entity, then its actions and priorities may be dictated by government or other policies instead of purely commercial considerations. Decisions of a co-owner may have an adverse effect on the results of our operations in respect of the projects to which the applicable co-ownership relates.

Unavailability of Insurance
Where practical, a reasonable amount of insurance is maintained against risks in the operation of our business, but coverage has exclusions and limitations. There is no assurance that the insurance will be adequate to cover any liabilities, or that it will continue to be available, and at terms we believe are economically acceptable. In some instances, certain insurance may become unavailable or available only for reduced amounts of coverage. Significantly increased costs could lead Eldorado to decide to reduce or possibly eliminate, coverage. In addition, insurance is purchased from a number of third-party insurers, often in layered insurance arrangements, some of whom may discontinue providing insurance coverage for their own policy or strategic reasons. For example, insurance against risks such as loss of title to mineral property, environmental pollution, or other hazards as a result of exploration and production is generally not available to us or other companies in the mining industry on acceptable terms, particularly for several jurisdictions in which Eldorado operates. In the event any such insurance is or becomes unavailable, our overall risk exposure could be increased. Losses from these uninsured events may cause us to incur significant costs that could have a material adverse effect upon our business, results of operations, financial condition and the Eldorado Gold share price.
Conflicts of Interest
Certain of our directors also serve as directors of other companies involved in natural resource exploration and development, which may result in a conflict of interest in the allocation of their time between Eldorado and such other companies. There is also a possibility that such other companies may compete with us for the acquisition of assets. Consequently, there exists the possibility for such directors to be in a position of conflict over which company should pursue a particular acquisition opportunity. If any such conflict of interest arises, then a director who has a conflict must disclose the conflict to a meeting of our directors and must abstain from and will be unable to participate in discussion or decisions pertaining to the matter. In appropriate cases, Eldorado Gold will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. However, conflicts may not be readily apparent or only with the benefit of hindsight, and a conflicted director may exercise his or her judgment in a manner detrimental to Eldorado’s interests.
Privacy Legislation
Eldorado is subject to privacy legislation in various countries in which we operate, including the European Union’s General Data Protection Regulations (“GDPR”) and Québec’s Act respecting the protection of personal information in the private sector (“Québec Privacy Act”), which was recently amended by Bill 64, an Act to modernize legislative provisions as regards the protection of personal information (“Bill 64”).
The GDPR is more stringent than its predecessor, the Data Protection Directive (Directive 95/46/EC). Similarly, Bill 64 brings significant and more stringent amendments to the Québec Privacy Act and will come into force gradually over a 3-year period (some of which came into force in September 2022 and the remainder of which is expected to come into force in 2023 and 2024). Eldorado is required to develop and implement programs that will evidence compliance with each, as applicable, or face significant fines and penalties for breaches. For example, companies that breach the GDPR can be fined up to 4% of their annual global turnover or €20 M, whichever is greater, while companies that breach the amended Québec Privacy Act can be fined up to 4% of their annual global turnover or CDN $ 25 M, whichever is greater. Such breaches may lead to costly fines and may have an adverse effect on governmental relations, our business, reputation, financial condition and the Eldorado Gold share price.
Reputational
Damage to Eldorado’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. Although we believe that we operate in a manner that is respectful to all stakeholders and take care in protecting our image and reputation, we do not have control over how we are perceived by others. Any reputation loss could result in decreased investor confidence and increased challenges in developing and maintaining community relations, which may have adverse effects on our business, results of operations, financial condition and the Eldorado Gold share price.
Competition
We compete for attractive mineral properties and projects with other entities that have substantial financial resources, operational experience, technical capabilities and political strengths, including state owned and domestically domiciled entities, in some of the countries in which we now, or may in future wish to, conduct our business and operations.

We may not be able to prevail over these competitors in obtaining mineral properties that are producing or capable of producing metals or to compete effectively for merger and acquisition targets, or do so on terms we consider acceptable. This may limit our growth and our ability to replace or expand our mineral reserves and mineral resources and could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.

Investor Information
Our Corporate Structure

Date	Event
April 2, 1992	Eldorado Corporation Ltd. is incorporated by a Memorandum of Association under the Companies Act (Bermuda)
April 23, 1996	Name change to Eldorado Gold Corporation and continues under the Company Act (British Columbia)
June 28, 1996	Continues under the CBCA**
November 19, 1996	Amalgamated with HRC Development Corporation under the name Eldorado Gold Corporation, under a plan of arrangement under the CBCA
June 5, 2006	Amends articles and files restated articles under the CBCA
April 3, 2009	Adopts new bylaws that shareholders approve on May 7, 2009
December 12, 2013	Adopts new bylaws that shareholders approve on May 1, 2014
May 27, 2014	Amended Articles under the CBCA
December 27, 2018	Amended Articles under the CBCA

**A corporation formed under the laws other than the federal laws of Canada may apply to be “continued” under the CBCA by applying for a certificate of continuance from Corporations Canada. Once the certificate is issued, the CBCA applies to the corporation as if the corporation was incorporated under the CBCA.

Eldorado Gold Capital Structure
Under our articles, Eldorado Gold is permitted to issue an unlimited number of common shares.

Share capital at March 29, 2023
Common shares outstanding	184,852,645
Options (number of shares reserved)	3,545,692
Performance Share Units (PSUs)*	299,061
*PSUs are subject to satisfaction of performance vesting targets within a performance period which may result in a higher or lower number of PSUs than the number granted as of the grant date. Redemption settlement may be paid out in common shares (one for one), cash or a combination of both. The number of common shares listed above in respect of the PSUs assumes that 100% of the PSUs granted (without change) will vest and be paid out in common shares on a one for one basis. However, as noted, the final number of PSUs that may be earned and redeemed may be higher or lower than the number of PSUs initially granted.

Common shares
Each common share gives the shareholder the right to:
◦receive notice of and to attend all shareholder meetings and have one vote in respect of each share held at such meetings; and
◦participate equally with other shareholders in any:
▪dividends declared by the board; and
▪distribution of assets if we are liquidated dissolved or wound-up.
Common shares issued in 2022

Issued and outstanding as of December 31, 2022	184,800,571

Senior Notes
On August 26, 2021, Eldorado Gold completed an offering of $ 500 M senior unsecured notes with a coupon rate of 6.25% due September 1, 2029 (the “Notes”). The Notes pay interest semi-annually on March 1 and September 1, which began on March 1, 2022. The Notes are unsecured and are guaranteed by Eldorado Gold (Netherlands (B.V.), Eldorado Gold (Québec) Inc., SG and Tüprag, all wholly-owned subsidiaries of the Company.
Indenture
The Notes are governed by an Indenture dated August 26, 2021 among Eldorado Gold, the guarantor subsidiaries as noted above, Computershare Trust Company, N.A., as U.S. Trustee and Computershare Trust Company of Canada, as Canadian Trustee.
Under the Indenture, the Notes are redeemable by the Company in whole or in part, for cash:
(a)At any time prior to September 1, 2024 at a redemption price equal to the sum of 100% of the aggregate principal amount of the Notes, plus accrued and unpaid interest, and plus a premium equal to (a) the greater of 1% of the principal amount of the Notes to be redeemed and (b) the excess, if any, of (i) the present value of (A) the redemption price of such Notes on September 1, 2024 plus (B) all required interest payments on such Notes through September 1, 2024, computed using a discount rate equal to the Treasury Rate plus 50 basis points, over (ii) the then-outstanding principal amount of such Notes.
(b)At any time prior to September 1, 2024 up to 40% of the original principal amount of the Notes with the net cash proceeds of one or more equity offerings at a redemption price equal to 106.25% of the aggregate principal amount of the Notes redeemed, plus accrued and unpaid interest.
(c)On and after the dates provided below, at the redemption prices, expressed as a percentage of principal amount of the Notes to be redeemed, set forth below, plus accrued and unpaid interest on the Notes:
September 1, 2024    103.125%
September 1, 2025    101.563%
September 1, 2026 and thereafter    100.000%
If Eldorado Gold sells certain of its assets or experiences specific kinds of changes in control, Eldorado Gold must offer to purchase the Notes. The Notes are Eldorado Gold’s and each guarantor’s senior unsecured obligations and rank equally in right of payment with any of Eldorado Gold’s and each guarantor’s existing and future senior indebtedness, and senior in right of payment to any of Eldorado Gold’s and each guarantor’s existing and future subordinated debt. The Notes are also effectively subordinated to any of Eldorado Gold’s and the guarantor’s existing and future secured indebtedness to the extent of the value of the collateral securing such debt In addition, the Notes are structurally subordinated to the liabilities of Eldorado Gold’s non-guarantor subsidiaries.
The Indenture contains covenants that restrict, among other things, the ability of the Company to make distributions in certain circumstances and sales of material assets, in each case, subject to certain conditions. The Company was in compliance with these covenants at December 31, 2022. For full details of the terms of the Notes, see the Indenture, which is filed under Eldorado Gold’s profile on SEDAR at www.sedar.com.
Ratings
As of the date of this AIF, the Notes have credit ratings of B2 by Moody’s, B+ by S&P and B+/RR4 by Fitch.
Moody’s credit ratings are on a rating scale that ranges from AAA to C, which represents the range from highest to lowest quality of such securities rated. A rating of B by Moody’s is the sixth highest of nine categories and denotes obligations judged to be speculative are subject to high credit risk. The addition of a 1, 2 or 3 modifier after a rating indicates the relative standing within a particular rating category. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates a ranking in the lower end of that generic rating category.
S&P’s credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality. A credit rating of B by S&P is the sixth highest of ten categories. According to the S&P rating system, an obligor with debt securities rated B is more vulnerable to non-payment but currently has the capacity to meet its financial obligations. However, exposure to adverse business, financial or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitment obligation. The addition of a plus (+) or minus (-) designation after the rating indicates the relative standing within a particular rating category.
Fitch’s credit ratings are on a scale that ranges from AAA to D, which represents the range from highest to lowest quality. A credit rating of B is the sixth highest of eleven categories. B ratings indicate that material default risk is present, but a limited margin of safety remains, and that financial commitments are currently being met; however, capacity for continued payment is vulnerable to deterioration in the business and economic environment. The addition of a plus (+) or minus (-) sign show relative standing within a particular rating category.
Fitch’s credit rating for Recovery Prospect Given Default and are on a scale that ranges from RR1 to RR6, which represents the range from highest to lowest quality. A credit rating of RR4 is the fourth highest of six categories. RR4 rated securities are rated as having Average Recovery Prospects Given Default and have characteristic consistent with securities historically recovering 31% – 50% of current principal and related interest.
Credit ratings do not directly address any risk other than credit risk. The credit ratings assigned by the rating agencies are not recommendations to purchase, hold or sell securities nor do the ratings comment on market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.
Eldorado paid fees to each of Moody’s, S&P and Fitch for the credit ratings rendered in respect of the Notes. In addition to annual monitoring fees for the Notes, additional payments are made in respect of other services provided in connection with various rating advisory services.
Senior Secured Credit Facility
On October 15, 2021, the Company entered into a $250 M amended and restated fourth senior secured credit facility (the "Fourth ARCA") with an option to increase the available credit by $100 M through an accordion feature, and with a maturity date of October 15, 2025. As at December 31, 2022, the Company is in compliance with covenants related to the Fourth ARCA and no amounts were drawn.
In September 2022, the Fourth ARCA was amended to replace the London Inter-Bank Offered Rate with a benchmark rate based on the Secured Overnight Financing Rate. The amendment to the Fourth ARCA also permitted the revolving credit facility to be used to provide a bank-issued letter of credit (“Project Letter of Credit”) in favour of the lenders under the Mandate Letter, and introduced Euro availability for the Project Letter of Credit. For details of the terms of the Fourth ARCA, see a copy of the Fourth ARCA as filed under Eldorado Gold’s profile on SEDAR at www.sedar.com.

Project Financing Facility
On December 15, 2022, the Company announced that it had entered into a €680.4 M project financing facility ("Term Facility") for the development of the Skouries project in Northern Greece. The Term Facility will provide 80% of the expected future funding required to complete the Skouries project and includes up to €200 M of funds from the Greek Recovery and Resilience Facility (the "RRF"). The Term Facility is non-recourse to the Company and the collateral securing the Term Facility covers the Skouries project and the Hellas operating assets.

Drawdown on the Term Facility is subject to customary closing conditions. The Company expects such conditions to be satisfied and the initial drawdown to occur early in the second quarter of 2023.

The Term Facility is structured to provide 80% of the funding required to complete the Project, with the remaining 20% to be funded by the Company. This amount of the Company's investment undertaking for the Skouries project will be fully backstopped by a letter of credit from the Company's revolving credit facility. The letter of credit will be reduced over time as the Company injects equity into Hellas to fund the 20% undertaking.
The Term Facility includes the following components:
i.€480.4 M commercial loan;
ii.€100 M initial RRF loan; and

iii.€100 M additional RRF loan.
The Term Facility will also provide a €30 M revolving credit facility to fund reimbursable VAT expenditures relating to the Skouries project.
The project financing further includes, in addition to the Term Facility, a Contingent Overrun Facility for an additional 10% of capital costs, funded by the lenders and Hellas in the same proportion as the Term Facility.
The interest rates of the facility are as follows:
i.Commercial loan: Variable interest rate of 6.4% (comprised of six-months EURIBOR plus a fixed margin) until project completion, and then 6.2% (comprised of six-months EURIBOR plus a fixed margin) following project completion, with 70% of the variable rate exposure to be hedged through an interest rate swap for the term of the facility.
ii.Initial RRF loan: Fixed interest rate of 3.04% for the term of the facility.
iii.Additional RRF loan: Fixed interest rate of 4.06% for the term of the facility.
As required under the Term Facility, Hellas will concurrently enter into various hedging contracts, including hedging limited volumes of gold and copper production, hedging a portion of its foreign exchange exposure and an interest rate swap.
The Term Facility has a three-year availability and a seven-year repayment schedule. Semi-annual installment payments will be made over seven years, commencing on June 30, 2026, with a weighted average life to maturity of approximately eight years.
Dividend Policy
The Board of Directors established a dividend policy in May 2010 and Eldorado Gold declared its first dividend of CDN $ 0.05 per common share. Any dividend payment, if declared, is expected to be derived from a dividend fund calculated on an amount, determined at the discretion of the Board of Directors at the time of any decision to pay a dividend, multiplied by the number of ounces of gold sold by Eldorado Gold in the preceding two quarters. In 2011, the Board of Directors amended the dividend policy to provide additional step-ups as the average realized gold price increases. The Board of Directors further amended the dividend policy in 2013 to revise the gradation of the fixed dollar amounts per ounce of gold sold.
The amount of the dividend fund will be divided among all the issued Eldorado Gold common shares to yield the dividend payable per share. Accordingly, the calculation of any dividends, if declared, will also be dependent on gold prices, among other things.
The declaration and payment of dividends is at the sole discretion of the Board of Directors, and is subject to and dependent upon, among other things: the financial condition of and outlook for the Company, general business conditions, satisfaction of all applicable legal and regulatory restrictions regarding the payment of dividends by Eldorado Gold and the Company’s cash flow and financing needs.
The Company has not declared dividends in the last three years.
The Company’s senior notes and Fourth ARCA contain certain restrictive covenants that may, in certain circumstances, limit its ability to pay dividends or make other distributions. See “Risk factors in our business” – “Current and Future Operating Restrictions”.
Market for Securities
Eldorado Gold is listed on the following exchanges:
◦TSX under the symbol ELD;
◦(listed October 23, 1993 – part of the S&P/TSX Global Gold Index);
◦NYSE under the symbol EGO; and
◦(listed October 20, 2009 – part of the American Stock Exchange (“AMEX”) Gold BUGS Index).
Our common shares were listed on the AMEX from January 23, 2003 until October 20, 2009. The table below shows the range in price and trading volumes of our common shares on the TSX in 2022.

Trading Activity in 2022

2022	High	Low	Cdn$ Close	Volume
January	12.50	10.69	11.13	8,568,029
February	14.60	11.00	13.92	11,263,102
March	15.25	13.38	14.00	14,359,335
April	15.73	11.79	12.48	8,208,968
May	12.99	10.03	10.14	11,257,002
June	10.90	8.21	8.21	8,178,000
July	8.63	6.96	7.87	7,473,839
August	8.51	6.98	7.24	8,964,607
September	8.54	6.87	8.35	9,252,932
October	9.46	7.21	7.61	10,167,987
November	10.50	7.50	10.31	11,232,884
December	11.76	10.57	11.29	10,095,239
Prior Sales
The following table sets out all of the securities issued by the Company during our last financial year other than our common shares:

Type of security	Number of securities	Date issued	Issue price / exercise price*
Stock options	1,265,672	March 1, 2022	$13.92
Performance Share Units (PSUs)	352,837	March 1, 2022	n/a
Restricted Share Units (RSUs)	176,414	March 1, 2022	n/a
Deferred Units (DUs)	63,575	March 1, 2022	n/a
	1,652	March 31, 2022	n/a
For detailed information about the plans that govern the stock options, PSUs, RSUs and DUs, including the compensation principles that governs the grants made, please refer to our Management Proxy Circular.
Transfer Agents and Registrars

Registrar and transfer agent for our common shares	Computershare Trust Company of Canada 510 Burrard Street 3rd Floor Vancouver, British Columbia, V6C 3B9
Registered and records office and address for service	Eldorado Gold Corporation c/o Fasken Martineau DuMoulin LLP Suite 2900 – 550 Burrard Street Vancouver, British Columbia, V6C 0A3
Registrar and trustee for our Notes	Computershare Trust Company N.A. 6200 South Québec Street Greenwood Village, CO 80111

Governance
Directors
The table below lists our directors, including their province or state of residence, and their principal occupation during the five preceding years.

Director	Board committees	Principal occupation
Carissa Browning Alberta, Canada Independent Director	Corporate governance and nominating Sustainability
Director since January 1, 2022

Barrister & Solicitor at Enernext Partners (2017 to Present)

Legal Counsel at Alberta Securities Commission (2019)

Sr. Solicitor & Legal Counsel at the British Columbia Hydro & Power Authority (2016 to 2017)

Legal Counsel at Transalta Corp (2011 to 2016)

George Burns, President, ICD.D Chief Executive Officer and Director British Columbia, Canada
Director since April 27, 2017

Executive Vice President and Chief Operating Officer of Goldcorp Inc (2012 to 2017)

Senior Vice President, Mexican Operations (2011 to 2012)

Vice President, Canada and United States (2007 to 2011)

Senior Vice President of Centerra Gold (2003 to 2007)

Teresa Conway, ICD.D British Columbia, Canada Independent Director	Audit Compensation (Chair)	Director since June 21, 2018 Powerex President and CEO (2005 to 2017) Currently a director of Altius Minerals Corp. and Entree Resources Ltd.
Catharine Farrow, ICD.D Ontario, Canada Independent Director	Technical (Chair) Compensation
Director since April 30, 2020
Founding CEO, Director and Co-Founder of TMAC Resources Inc. (2012 to 2017)
Chief Operating Officer of KGHM International (formerly Quadra FNX Mining Ltd.) (2010 to 2012)
Currently a director of Centamin plc, Franco-Nevada Corporation, Aclara Resources Inc. and Chair of the Board of Exiro Minerals Corp.

Pamela Gibson, Acc. Dir Hampshire, United Kingdom Independent Director	Compensation Corporate governance and nominating (Chair)
Director since September 2, 2014

Of Counsel at Shearman & Sterling LLP (2005-2023)

Head of Capital Markets Europe and Asia (2002 to 2004).

Managing Partner London (1995 to 2002) and Toronto (1990 to 1995) offices; partner (1990-2004) and associate lawyer (1984 to 1989) at Shearman & Sterling LLP

Judith Mosely London, United Kingdom Independent Director	Sustainability (Chair) Audit
Director since September 1, 2020

Business Development Director for Rand Merchant Bank in London, (2011 to 2019)

headed the mining finance team at Société Générale in London (2005 to 2011)

Currently a director of Blackrock World Mining Trust plc and Galiano Gold Inc

Steven Reid, ICD.D Alberta, Canada Independent Director Non-Executive Chair of the Board	Compensation Technical
Chair of the Board since January 1, 2021 and a director since May 2, 2013

Executive Vice President and Chief Operating Officer of Goldcorp Inc. (2007 to September 2012)

Currently a director of Gold Fields Limited

Stephen Walker Ontario, Canada Independent Director	Technical Audit	Director since June 9, 2022

Advisor, Skycatch Inc., (2021 to Present)

Consultant, BP Energy Partners (2020 to 2021)

Managing Director and Head of Global Mining Research, RBC Capital Markets (1999 to 2020)

John Webster, ICD.D Acc. Dir British Columbia, Canada Independent Director	Audit (Chair) Corporate Governance and Nominating
Director since January 1, 2015

PricewaterhouseCoopers Canada (1981 to 2011):
Partner (1992 to 2011), Mining Leader (1996 to 2000), British Columbia Region Managing Partner (2001 to 2009). PricewaterhouseCoopers Romania Partner (2011 to 2014), Assurance Leader for Romania and South Eastern Europe.

Currently Chair of the Board of Euro Manganese Inc.

All nine of our directors were elected at our 2022 annual shareholders’ meeting. All directors’ terms expire at our next annual meeting of shareholders. We expect that all nine of our currently appointed directors will be nominated for election by the shareholders at our 2023 annual shareholder meeting.
As of the date of this AIF, the directors and executive officers of the Company owned an aggregate of 1,065,113 shares, an aggregate of 1,397,575 stock options to purchase common shares and an aggregate of 93,218 vested RSU’s for a total percentage of 1.35% of our issued and outstanding common shares on a fully diluted basis. See our Management Proxy Circular for further information on director and executive officers including their biographies, share ownership and holdings of other securities such as RSUs, PSUs and DU’s.

Board Committees
The Board of Directors has five standing committees:
◦Audit
◦Compensation
◦Corporate Governance and Nominating
◦Sustainability
◦Technical

Audit Committee
The Board of Directors has a separately designated audit committee in accordance with National Instrument 52-110 Audit Committees and in accordance with the NYSE Listed Company Manual. The audit committee is currently made up of four independent directors:
◦John Webster (Chair)
◦Teresa Conway
◦Judith Mosely
◦Stephen Walker
All four members of the audit committee are financially literate, meaning they are able to read and understand the Company’s financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. Mr. Webster, the audit committee chair and Ms. Conway, are audit committee financial experts as defined by the SEC.
John Webster, Chair of the Audit Committee
A chartered professional accountant, Mr. Webster has the accounting or related financial management experience that is required under the NYSE rules. Mr. Webster has worked in various roles with PricewaterhouseCoopers LLP over 30 years. He has extensive experience as an audit partner and has provided advice to many clients on complex transactions. He holds a Bachelor degree from the University of Kent, an FCPA, FCA (British Columbia), and ACA (Institute of Chartered Accountants in England and Wales).
Teresa Conway
A chartered professional accountant, Ms. Conway has the accounting or related financial management experience that is required under the NYSE rules. Ms. Conway was most recently the President and CEO of Powerex and has held various executive positions, including CFO, since joining Powerex in 1993. Prior to this, Ms. Conway was with PricewaterhouseCoopers (PwC) from 1985 to 1992. She holds a BBA from Simon Fraser University, and a Chartered Professional Accountant (British Columbia) designation.
Judith Mosely
Ms. Mosely has over 20 years experience in the mining and metals sector most recently as the Business Development Director for Rand Merchant Bank in London. Prior to this, Ms. Mosely headed the mining finance team at Société Générale in London and has broad experience across commodity sectors, working with juniors through to multinationals. She holds a Masters degree from Oxford University, a diploma in Business Administration from the University of Warwick, and a ESG Competent Boards Certificate Designation (GCB.D).
Stephen Walker
Mr. Walker has over 37 years of experience in capital markets and the mineral resource industry. Prior to his retirement, he held varying roles in his 20 years with the Royal Bank, including Managing Director and Head of Global Mining Research from 2007 to 2020, as the Director of Canadian Equity Research from 2004 to 2006, and initially as a Mining Analyst. Prior to working in the banking industry, Mr. Walker worked for 11 years as a geologist with Noranda Mines and Hemlo Gold in Canada. He holds a B.Sc., Geology, from Dalhousie University, an M.Sc., Geology, from the University of Western Ontario, and an MBA from Queens University.
The audit committee is responsible for overseeing financial reporting, internal controls, the audit process, our public disclosure documents and overseeing our Code of Ethics and Business Conduct; overseeing certain risk management systems and practices adopted by the Company; and recommending the appointment of our external auditor and reviewing the annual audit plan and auditor compensation, among other things.
The external auditor reports directly to the audit committee. KPMG performed our audit services in 2022 and 2021. Non-audit services can only be provided by the external auditor if it has been pre-approved by the audit committee. The pre-approval requirement is satisfied with respect to the provision of de minimis non-audit services if:
•the aggregate amount of all such non-audit services constitutes not more than 5% of the total amount of fees paid during the fiscal year;
•the services were not recognized at the time of the engagement to be non-audit services; and
•the services are approved by the Committee prior to completion of the audit.

Generally, these services are provided by other firms under separate agreements approved by management.

See our Management Proxy Circular for further information on the experience and education of each audit committee member.
About the Auditor
KPMG LLP, an independent registered public accounting firm has been our external auditor since June 2009.
The auditor conducts the annual audit of our financial statements and is pre-approved for other service and reports to the audit committee of the Board.
Auditor’s Fees
The table below shows the fees we paid KPMG LLP for services in 2022 and 2021:
Years ended December 31

2022		2021
Audit fees	1,484,090	1,557,531
Audit related fees	100,200	99,096
Tax fees	-	-
All other fees	-	-
Total	$1,584,290	$1,656,627
Officers
The table below lists our executive officers as at December 31, 2022, including their province of residence, their principal occupation, and offices held at Eldorado Gold.

Executive officer	Principal occupation
George Burns British Columbia, Canada President, Chief Executive Officer and Director
President and Chief Executive Officer since April 27, 2017

Executive Vice President and Chief Operating Officer of Goldcorp Inc (2012 to 2017)

Senior Vice President, Mexican Operations (2011 to 2012) Vice President, Canada and United States (2007 to 2011) Senior Vice President of Centerra Gold (2003 to 2007)

Philip Yee British Columbia, Canada Executive Vice President and Chief Financial Officer
Chief Financial Officer since September 24, 2018

Executive Vice President and Chief Financial Officer of Kirkland Lake Gold (October 2016 to September 2018)

Senior Vice President and Chief Financial Officer for Lake Shore Gold (April 2013 to March 2016)

Vice President and Chief Financial Officer for Patagonia Gold (May 2011 to April 2013)

Vice President Finance for Kumtor Gold Company (subsidiary of Centerra Gold) (May 2001 to April 2011)

Joseph Dick Amsterdam, Netherlands Executive Vice President and Chief Operating Officer
Chief Operating Officer since December 2, 2019

SVP, Latin American Operations at Goldcorp (which was merged with Newmont Mining in April 2019) (March 2016 to June 2019)

COO, Mexican Operations at Goldcorp (June 2014 to March 2015)

General Manager, Pueblo Viejo Mine, Barrick Gold Corporation (April 2011 to June 2014)

General Manager of the Cortez District, Barrick Gold Corporation

Rio Tinto (January 2008 to April 2011)

Jason Cho[1] British Columbia, Canada Executive Vice President, Strategy & Corporate Development	Executive VP & Chief Strategy Officer (2019-2023) Executive VP, Strategy & Corporate Development (November 2017 to April 2019) Vice President, Corporate Development (2014 to 2017)
Brock Gill[2] British Columbia, Canada Senior Vice President, Projects and Transformation	Senior Vice President, Projects and Transformation (2021 to 2023) VP Projects, BHP (2018 to 2021) Program Director, Commercial & Technical, BHP (2017 to 2018)
Paul Ferneyhough Alberta, Canada Senior Vice President, Chief Strategy and Commercial Officer
Senior Vice President, Chief Strategy and Commercial Officer since January 2023

Senior Vice President, Chief Growth and Integration Officer (May 2021 to January 2023)

Executive Director, North America Repsol Oil and Gas Canada (2018 to 2020)

Corporate Director, Finance and Investor Relations, Repsol SA (2016 to 2018)

Simon Hille British Columbia, Canada Senior Vice President, Technical Services and Operations	Senior Vice President, Technical Services and Operations since January 2023

Senior Vice President, Techniccal Services (April 2022 to January 2023)

Vice President, Technical Services (November 2020 to April 2022)

President, Whytecliff Mining Corp. (2020)

Group Executive, Global Projects Technical Engineering, Newmont Gold (2019 to 2020)

Vice President, Global Innovation, Metallurgy & Processing, Goldcorp (2014 to 2020)
Lisa Ower British Columbia, Canada Executive Vice President, People & External Affairs
Executive VP, People and External Affairs since November 1, 2020

Vice President, Human Resources (August 2018 to October 2020)

Vice President People, Culture and Communications, Enerplus (2014 to 2016)

Vice President People and Corporate Services, Veresen (2013 to 2014)

(1) Mr. Cho ceased to be an Officer effective January 13, 2023
(2) Mr. Gill ceased to be an Officer effective February 3, 2023

As of the date of this AIF, our directors and executive officers beneficially owned or controlled or directed, directly or indirectly, an aggregate of 1,065,113 common shares (representing 0.58% of the total issued and outstanding common shares). See our Management Proxy Circular for further information on director and executive officers share ownership and holdings of other securities such as options, RSUs and PSUs.
Cease Trade Orders, Bankruptcies, Penalties or Sanctions
In the last 10 years none of Eldorado Gold’s directors, executive officers or, to our knowledge, Material Shareholders has personally or has been a director or executive officer (while, or within a year of, acting in that capacity) of any Company (including ours) that has become bankrupt, made a proposal under legislation relating to bankruptcy or insolvency, been subject to or instituted any proceedings, arrangement of compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets, or the assets of that person.
None of Eldorado Gold’s directors or executive officers are, or have been within the last 10 years, a director, chief executive officer or chief financial officer of any company that was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days that was issued while the director was acting in that capacity, or that was issued after the director was no longer acting in that capacity, and which resulted from an event that occurred while that person was acting in that capacity.
None of our directors, executive officers or, to our knowledge, Material Shareholders have been subject to any penalties or sanctions imposed by a court or regulatory body, or have entered into a settlement agreement with any securities regulatory authority since December 31, 2000.
Conflicts of Interest
To the best of Eldorado Gold’s knowledge, it is not aware of any existing or potential conflicts of interest between it, or any of its directors or officers, which have not been disclosed to the Board of Directors, except that some of them serve as directors and officers of other public companies. It is therefore possible that there could arise a conflict between their duties as a director or officer of Eldorado Gold and their duties for other companies.
Eldorado Gold’s directors and officers are aware of the laws governing accountability of directors and officers for corporate opportunity. They understand they are required to disclose any conflicts of interest under the CBCA and are expected to govern themselves to the best of their ability according to the laws in effect.
The Board of Directors takes appropriate measures to exercise independent judgment when considering any transactions and agreements. If a director has a material interest, the director is obligated to excuse himself or herself from the appropriate portions of the Board of Directors and committee meetings so the directors can discuss the issue openly and candidly.
Material Contracts
Other than the Fourth ARCA, the Indenture, and the Term Facility agreement, we did not enter into any material contract within the last financial year, or in a prior financial year that is still in effect.
Interest of Experts
We rely on experts to audit our financial statements, prepare our mineral reserve and resource estimates and prepare our technical reports.
Our auditor is KPMG LLP. They have confirmed that with respect to Eldorado that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations, and also that they are independent accountants with respect to Eldorado under all relevant US professional and regulatory standards.
We list the people who have prepared our mineral reserve and resource estimates under “Mineral Reserves and Resources” starting on page 53 and the qualified persons responsible for our technical disclosure and/or reports under each of our properties.
None of these people or their employers have directly or indirectly, any material interest, or beneficial interest in the property of the Company or securities of Eldorado Gold or any of our affiliates or associated parties, other than those experts that are employed by us. The experts employed by us each own less than 1% of our securities.
Interest of Management and Others in Material Transactions
Other than as otherwise described in this AIF and our annual MD&A we are not aware of any transactions in our three most recently completed financial years, or during the current financial year, that has had or is reasonably expected to have a material effect on us where any of the following had a direct or indirect material interest:
◦any of our directors or executive officers, or those of our subsidiaries.
◦a person or company that beneficially owns, controls or directs, directly or indirectly, more than 10% of our voting securities; or
◦any associate or affiliate of the above.
We did not rely on any available exemptions in fiscal 2022 to meet our disclosure obligations for the year.
Legal Proceedings and Regulatory Actions
Litigation
Turkey - Environmental Impact Assessment (EIA)

On December 15, 2015, certain third parties filed litigation against the revised 600 ktpa environmental impact assessment approval decision, dated November 17, 2015 (the Revised EIA Approval Decision) seeking to cancel the Revised EIA Approval Decision. After numerous court proceedings between 2015 and 2022, the İzmir 6th Administrative Court reviewed the cases and ruled that prior decisions comply with the applicable legislation. Upon final appeal of this decision to the 6th Chamber of the CoS. these cases were finalized in favor of Tüprag. The decision of the Council of State is not appealable.

In addition to the litigation brought against Tüprag described in this section titled “Litigation”, Tüprag is, from time to time, subject to and involved in various complaints, claims, investigations, proceedings and legal proceedings arising in the ordinary course of business, including pertaining to licenses, permits, supplies, services, employment and tax. Eldorado Gold and Tüprag cannot reasonably predict the likelihood or outcome of these actions.
For further description of all of our risks, see section titled “Risk Factors in Our Business”.

Greece - Environmental Impact Assessment (EIA) Decision

In September 2021, local associations and residents around the Kassandra Mines filed an appeal for the annulment of the EIA Amendment Decision issued on April 29, 2021 which had approved the move to dry stack tailings at Skouries. The appeal claims that the simplified procedure adopted to approve the EIA Amendment was inappropriate given the increased environmental footprint of the project, due to increases in the planned production rates (and therefore increased tailings volume). The claimants argue that these are substantial modifications to the 2011 EIA and that therefore a consultation process should have been followed. Hellas Gold has filed an intervention brief on March 17, 2022 in support of the validity of the EIA Amendment Decision. The hearing of the case took place before the CoS on April 8, 2022 and the decision is pending.

In addition to the litigation brought against Hellas Gold described in this section titled “Litigation”, which is referred to as being applicable to all the Kassandra Mines, Hellas Gold is, from time to time, subject to and involved in various complaints, claims, investigations, proceedings and legal proceedings arising in the ordinary course of business, including, but not limited to, licenses, permits, supplies, services, employment and tax. Eldorado Gold and Hellas Gold cannot reasonably predict the likelihood or outcome of these actions.
For further description of all of our risks, see section entitled “Risk Factors in Our Business”.
Other than what has been disclosed above, we are not aware of any material legal proceedings which we are a party to or that involve our property, nor are we aware of any being considered.
We have not had any penalties or sanctions imposed by a court or regulatory body relating to securities legislation or regulatory requirements, or by a court or regulatory body that would be considered important to a reasonable investor in making an investment decision. We have also never been involved in a settlement agreement with a court relating to securities legislation or with a securities regulatory authority.

Audit Committee Terms of Reference
The board of directors (the “Board”) of Eldorado Gold Corporation (the “Company”) has established the Audit Committee of the Board (the “Committee”) and approved these Terms of Reference which set out the roles, responsibilities, composition, functions and other matters concerning the Committee.
1.Role
The role of the Committee is to assist the Board in fulfilling its oversight responsibilities with respect to the accounting and financial reporting processes of the Company by:
(a)Reviewing the integrity and effectiveness of the Company’s systems of internal financial controls for reporting on the Company’s financial condition;
(b)Monitoring the qualifications, independence and performance of the Company’s external auditor (the “Auditor”) and the recommendation of the Board to shareholders for the appointment thereof;
(c)Overseeing the integrity of the Company’s internal audit processes and reviewing the Company’s financial disclosure and reporting;
(d)Monitoring the Company’s management’s (“Management”) compliance with applicable legal and regulatory requirements; and
(e)Overseeing certain risk management systems and practices adopted by the Company.
2.Responsibilities
The Committee will have the following duties and responsibilities:
Financial Statements and Financial Disclosures
(a)Review with the Auditor and with Management, prior to recommending to the Board for its approval, the following:
i.The audited annual and unaudited quarterly financial statements, including the notes thereto;
ii.Management’s discussion and analysis (“MD&A”) of operations accompanying or contained in the annual or quarterly reports and the consistency of the MD&A with the financial statements;
iii.Any expert report or opinion obtained by the Company in connection with the financial statements;
iv.The accounting treatment with respect to any transactions which are material or not in the normal course of the Company’s business or with or involving an unconsolidated entity;
v.The nature and substance of significant accruals, accounting reserves and other estimates having a material effect on the financial statements;
vi.Carrying values of financial assets and liabilities, including key assumptions and practices used to determine fair value accounting and related mark-to-market adjustments;
vii.Any off balance sheet financing arrangement;
viii.Use of derivatives and hedging transactions;
ix.Asset retirement and reclamation obligations;
x.Pension obligations;
xi.Tax matters (including material tax planning initiatives) that could have a material effect upon the financial statements;
xii.The Company’s accounting and auditing principles, policies and practices including any changes thereto;
xiii.The adequacy of the Company’s internal controls (including any significant deficiencies or material weaknesses in the Company’s internal control over financial reporting) and the responsibilities of the Company’s internal audit function with respect to internal controls;
xiv.All significant adjustments made or proposed to be made in the Company’s financial statements by Management or by the Auditor;
xv.Details regarding any unrecorded audit adjustments;
xvi.Any impairment provisions based on ceiling tests or other calculation including the carrying value of goodwill;
xvii.Use by the Company of any financial measures which are not in accordance with generally accepted accounting principles (“GAAP”) or forward-looking financial information contained in any disclosure document;
xviii.The compliance by the Company’s Chief Executive Officer and Chief Financial Officer with the applicable certification requirements under applicable securities legislation; and
xix.Such other matters as the Committee considers necessary in connection with the preparation of the Company’s financial reports.

(b)Review the adequacy of procedures put in place by the Board or Management for the review of public disclosure of financial information prior to the disclosure to the public thereof.
(c)Review and discuss with the Auditor any audit related problems or difficulties and Management’s response thereto, including any restrictions imposed on the scope of the Auditor’s activities, access to required information, disagreement with Management or the adequacy of internal controls.
(d)Review the Auditor’s Management Letter and the Auditor’s Report.
(e)Review, discuss with Management (and with the Auditor, where required or appropriate) and approve or recommend that the Board approve the following, prior to disclosure to the public:
i.Consolidated annual audited financial statements and related MD&A;
ii.Consolidated unaudited quarterly financial statements and related MD&A;
iii.Press releases announcing or containing financial information including those based on the annual or quarterly financial statements, and non-GAAP financial measures, revenue or earnings guidance or other forward-looking information; and
iv.d.    Financial information contained within any prospectus, annual information form, information circular, take-over bid circular, issuer bid circular, rights offering circular or any other disclosure document.
External Auditor
(a)Recommend to the Board the appointment of the Auditor to be nominated at the annual shareholders’ meeting and who is ultimately accountable to the Board and the Committee as representatives of the shareholders.
(b)Recommend to the Board the remuneration to be paid to the Auditor.
(c)Require the Auditor to report to the Committee.
(d)Oversee the work of the Auditor including the mandate of the Auditor, the annual engagement letter, audit plan and audit scope.
(e)Review and discuss the reports required to be made by the Auditor regarding: critical accounting policies and practices; material selections of accounting policies when there is a choice of policies available under international financial reporting standards that have been discussed with Management, including the ramifications of the use of such alternative treatment, and the treatment preferred by the Auditor.
(f)Review and discuss other material written communications between the Auditor and Management; and any other matters required to be communicated by the Auditor to the Committee by applicable rules and regulations.
(g)Assess the external audit team.
(h)Assist in the resolution of disagreements, if any, between management and the Auditor regarding financial reporting.
(i)Review and pre-approve non-audit services proposed to be provided by the Auditor, to the extent required by law. The Committee may delegate, to the chair of the Committee (the “Chair”), the authority to pre-approve non-audit services, and the Chair shall present any pre-approval to the Committee at the next scheduled meeting of the Committee. The pre-approval requirement is satisfied with respect to the provision of de minimis non-audit services if:
i.the aggregate amount of all such non-audit services provided to the Company which were not pre-approved constitutes not more than 5% of the total amount of fees paid by the Company and its subsidiaries to the Auditor during the fiscal year in which the non-audit services are provided;
ii.the services were not recognized by the Company or its subsidiaries, at the time of the engagement, to be non-audit services; and
iii.the services are promptly brought to the attention of the Committee and approved, prior to the completion of the audit, by the Committee or by one or more members of the Committee to whom authority to grant such approvals has been delegated by the Committee.
(j)Review and approve the fees and expenses of the Auditor.
(k)Establish guidelines for the retention of the Auditor for any non-audit services including a consideration of whether the provision of such services would impact the independence of the Auditor.
(l)At least annually, consider, assess, and report to the Board on (i) the independence of the Auditor, (ii) the Auditor’s written statement delineating all relationships between the Auditor and the Company, assuring that lead audit partner rotation is carried out, as required by law, and delineating any other relationships that may adversely affect the independence of the Auditor, and (iii) the evaluation of the lead audit partner, taking into account the opinions of management.
(m)Regularly meet with the Auditor without management present.

(n)Where the Committee considers it appropriate, recommend a replacement for the Auditor and oversee any procedures required for the replacement thereof.
(o)Review and approve the Company’s policies with respect to the employment of present and former partners and employees of the present and former Auditor.
Internal Controls and Systems
(a)Review and discuss with Management the effectiveness of, or any deficiencies in, the design or operation of the Company’s systems of internal controls and any allegation of fraud, whether or not material, involving Management or other employees who have a role in the Company’s internal controls.
(b)Review with Management and the Auditor, the Company’s internal accounting and financial systems and controls to assess the effectiveness of, or deficiency in the design or operation of those internal controls to get reasonable assurance that the Company has:
i.The appropriate books, records and accounts in reasonable detail to accurately and fairly reflect the Company’s transactions;
ii.Effective internal control systems; and
iii.Adequate processes for assessing the risk of material misstatement of the financial statements and for detecting control weaknesses or fraud.
(c)Review with Management and advise the Board with respect to the Company’s policies and procedures regarding compliance with new developments in accounting principles, laws and regulations and their impact on the financial statements of the Company.
(d)Review Management’s report on and the Auditor’s assessment of the Company’s internal controls and report all deficiencies and remedial actions to the Board.
(e)Ensure the independence and effectiveness of the internal audit function, including by requiring that the function be free of any influence that could adversely affect its ability to objectively assume its responsibilities, by ensuring that it reports to the Committee, and by meeting regularly with the lead of the internal audit function, without Management being present in order to discuss, for example, the questions they raise regarding the relationship between the internal audit function and Management and access to the information required.
(f)Regularly meet with the internal audit function without management and the Auditor present.
Risk Management
(a)Review with Management the Company’s material major financial risk exposures and the steps Management has taken to monitor and control such exposures.
(b)Review any related party transactions prior to such transactions being submitted to the Board for approval.
(c)Establish a complaint process and “whistle-blowing” procedures for the receipt, retention and treatment of any complaints regarding accounting, internal accounting controls or audit related matters.
(d)Establish procedures for employees’ confidential and anonymous submissions of concerns regarding questionable accounting or auditing matters in accordance with the Company’s Whistle Blower Policy or Code of Conduct.
(e)Review, on a periodic basis, compliance with the Company’s investment policy governing investments of excess cash balances.
(f)Receive and review Management’s report and, if applicable, the report of the Auditor, with respect to: any material correspondence with, or other material action by, regulators or governmental agencies; any material legal proceeding involving the Company; or allegations concerning the Company’s non-compliance with applicable laws or listing standards.
(g)Review any matter brought to the attention of the Committee relating to the existence of any actual or potential conflict of interest disclosure provided pursuant to the Company’s Code of Conduct and determine appropriate action to be recommended to the Board.
(h)Monitor compliance with the Company’s Code of Conduct.
(i)Review on a regular basis, any reports of whistle-blowing.
(j)Investigate any reported violations of the Code of Conduct and determine an appropriate response, including corrective action and preventative measures when required. All reports are to be treated confidentially to every extent possible.
(k)Review, on a periodic basis, the Company’s insurance program coverage and related insured risks, including coverage for product liability, property damage, business interruption, liabilities, and directors’ and officers’ liability.
(l)Review on a regular basis and oversee the Company’s cybersecurity controls, including related risks and risk mitigation measures.

Other Matters
(a)Direct and supervise the investigation into any matter brought to the Committee’s attention within the scope of its duties.
(b)Perform such other duties as may be assigned to the Committee by the Board from time to time or as may be required by applicable law or regulatory authorities.
3.Composition
(a)On the recommendations of the Corporate Governance and Nominating Committee, the Board will: annually appoint not fewer than three directors to form the Committee, all of whom shall be “independent” and “financially literate” within the meaning of the applicable securities legislation and at least one member of the Committee shall meet the definition of a “financial expert” as defined under applicable United States securities laws; and appoint the Chair.
(b)The Board may, at any time, remove or replace a member, or appoint additional members to fill any vacancy or to increase or decrease the size of the Committee. A member will serve on the Committee until the termination of the appointment or until a successor is appointed or the person ceases to be a director of the Company.
(c)The Board or the Committee may, from time to time, establish policies limiting the number of audit committees which Committee members may be appointed to. If a Committee member wishes to simultaneously serve on the audit committees of more than three public companies (including the Company), such Committee member must first seek approval from the Board to ensure that such simultaneous service would not impair the ability of such member to effectively serve on the Committee.
4.Meetings and Procedures
(a)The Committee shall meet as often as it considers necessary to carry out its duties effectively, but no less frequently than four times per year. The Committee shall, subject to the terms hereof and applicable law, otherwise establish its procedures and govern itself as the members of the Committee may see fit in order to carry out and fulfill its duties and responsibilities hereunder.
(b)Meetings of the Committee may be called by a member of the Committee, the Chief Executive Officer, the Corporate Secretary, the Chief Financial Officer or the Auditor of the Company and held at such time and place as the person calling the meeting may determine. Not less than 24 hours advance notice of any meeting shall be given orally or in writing personally delivered or by facsimile or electronic mail together with an agenda to each member of the Committee and the Auditor unless all members of the Committee are present at any meeting and agree to waive such notice or any absent member of the Committee from such meeting has waived such notice or otherwise consented to the holding of such meeting in writing.
(c)A majority of members of the Committee will constitute a quorum provided that a quorum shall not be less than two members. Decisions of the Committee will be by an affirmative vote of the majority of those members of the Committee voting at a meeting, except where only two members are present, in which case any question shall be decided unanimously. In the event of an equality of votes, the Chair will not have a casting or deciding vote. The Committee may also act by resolution in writing signed by all the members of the Committee.
(d)The Board, or failing that, the Committee itself, shall select one of its members to act as the Chair (or in his or her absence, as an alternate Chair).
(e)The Committee shall keep or cause to be kept minutes or other records of its meetings and proceedings and provide such records to the Company as the Committee may so determine.
(f)Any member of the Committee may participate in a meeting by conference telephone or other communications equipment by means of which all persons participating in the meeting can adequately communicate with each other, and a member participating in a meeting pursuant to this section shall be deemed for purposes of the Canada Business Corporations Act to be present in person at the meeting.
(g)The Committee may invite Management, directors, employees or other persons as it sees fit from time to time to attend its meetings and assist thereat provided however, that only members of the Committee may participate in the deliberation, and vote on any matter to be decided by the Committee. The Committee may exclude from all or any portion of its meetings any person it deems appropriate in order to carry out its responsibilities.
(h)The Company shall provide the Committee with such resources, personnel and authority as the Committee may require in order to properly carry out and discharge its roles and responsibilities hereunder.
(i)The Committee has authority to communicate directly with the Auditor. The Committee will have access to the Auditor and Management, exclusive of each other, for purposes of performing its duties. The Committee will meet with the Auditor independent of

Management after each review of the unaudited and audited financial statements and at such other times as the Committee may require.
(j)The Committee and its members shall have access to such documents or records of the Company and to such officers, employees or advisors of the Company or require their attendance at any meeting of the Committee, all as the Committee or the members thereof may consider necessary in order to fulfill and discharge their responsibilities hereunder.
(k)Subject to any limitation under applicable law, these Terms of Reference or direction of the Board, the Committee may delegate to a subcommittee or individual member of the Committee any of its duties or responsibilities hereunder.
(l)The Committee may from time to time authorize any member or members or any other director or officer of the Company to certify or to execute and deliver, for or on behalf of the Committee any such report, statement, certificate or other document or to do such acts or things as the Committee may consider necessary or desirable in order to discharge its duties and responsibilities hereunder.
(m)The Chair will from time to time or upon request by the Board provide a report on the activities of the Committee.
(n)The Auditor will be notified of results of and provided with copies of the minutes of each meeting of the Committee whether or not the Auditor attended.
5.Other Matters
(a)The Committee as whole or each member of the Committee individually may engage independent counsel and other outside advisors, at the Company’s expense, where the member or the Committee determine that it is necessary to do so in order to assist in fulfilling their respective responsibilities.
(b)The Committee may, in consultation with the chair of the Board, set the compensation of independent counsel and other outside advisors. The engagement and payment by the Company for the services of such independent counsel and other outside advisors are subject to approval of the Chair.
(c)In connection with their service on the Committee, the members shall be entitled to such remuneration, payment or reimbursement of such incidental expenses and indemnification, on such terms as the Board may so determine from time to time.
(d)The Corporate Governance and Nominating Committee of the Board and the Committee itself shall, not less frequently than annually, assess, based on such factors as they may consider appropriate, the effectiveness of the Committee and the members of the Committee, in accordance with these Terms of Reference and report such assessments to the Corporate Governance and Nominating Committee or the Board, as appropriate.
(e)The Committee shall review and assess the adequacy of these Terms of Reference on a regular basis and consider whether these Terms of Reference appropriately address the matters that are or should be within its scope and, where appropriate, make recommendations to the Board or the Corporate Governance and Nominating Committee for the alteration, modification or amendment hereof.
(f)These Terms of Reference may, at any time, and from time to time, be altered, modified or amended in such manner as may be approved by the Board.
6.Responsibilities and Duties of the Chair
The Chair of the Committee shall have the following responsibilities and duties.
(a)Lead the Committee in discharging all duties set out in these Terms of Reference.
(b)Chair meetings of the Committee.
(c)In consultation with the Board Chair and the Corporate Secretary, determine the frequency, dates and locations of meetings of the Committee.
(d)In consultation with the Company’s Chief Executive Officer, Chief Financial Officer, Corporate Secretary and others as required, review the annual work plan and the meeting agendas to ensure all required business is brought before the Committee.
(e)In consultation with the Board Chair, ensure that all items requiring the Committee’s approval are appropriately tabled.
(f)Report to the Board on the matters reviewed by, and on any decisions or recommendations of, the Committee at the next meeting of the Board following any meeting of the Committee.
(g)Ensure that a process is in place for the evaluation on an annual basis of the effectiveness and performance of the Committee and the contribution of each Committee member, and that the results are reviewed with the Chair of the Board.
(h)Carry out any other or special assignments or any functions as may be requested by the Board.
7.Limitations on the Committee’s Duties
The Committee does not have decision-making authority, except in the very limited circumstances described herein or where and to the extent that such authority is expressly delegated by the Board. The Committee shall convey its findings and recommendations to the Board for consideration and, where required, decision by the Board.

The Committee shall discharge its responsibilities and shall assess the information provided by the Company’s management and any external advisors, including the Auditor, in accordance with its business judgment. Committee members are not full-time Company employees and are not, and do not represent themselves to be, professional accountants or auditors. The authority and responsibilities set forth in this mandate do not create any duty or obligation of the Committee to (i) plan or conduct any audits, (ii) determine or certify that the Company’s financial statements are complete, accurate, fairly presented or in accordance with IFRS or GAAP, as applicable, and Applicable Laws, (iii) guarantee the Auditor’s reports, or (iv) provide any expert or special assurance as to internal controls or management of risk. Committee members are entitled to rely, absent knowledge to the contrary, on the integrity of the persons from whom they receive information, the accuracy and completeness of the information provided and management’s representations as to any audit or non-audit services provided by the Auditor.

Nothing in these Terms of Reference is intended or may be construed as imposing on any member of the Committee or the Board a standard of care or diligence that is in any way more onerous or extensive than the standard to which directors of a corporation are subject to under applicable law. These Terms of Reference are not intended to change or interpret the constating documents of the Company or any federal, provincial, state or exchange law, regulation or rule to which the Company is subject, and these Terms of Reference should be interpreted in a manner consistent with all such applicable laws, regulations and rules. The Board may, from time to time, permit departures from the terms hereof, either prospectively or retrospectively, and no provision contained herein is intended to give rise to civil liability of the Company, Board or Committee to any of the Company’s shareholders, competitors, employees or other persons, or to any other liability whatsoever.

Any action that may or is to be taken by the Committee may, to the extent permitted by law or regulation, be taken directly by the Board.
8.APPROVAL
Approved by the Board: February 24, 2023.

Glossary
The following is a glossary of technical terms and other terms that may be found in this AIF:
“AA” is Atomic Absorption
“AAS” is Atomic Absorption Spectroscopy.
“ADR” is an acronym for Adsorption Desorption Regeneration and refers to the gold extraction process using carbon as the collector (generally in a heap leach setting).
“Adsorption” is the attachment of one substance to the surface of another.
“Ag” is the chemical symbol for silver.
“AISC” is all-in sustaining costs.
“ALS” is an analytical laboratory service.
“As-builts” are end of period topography and surfaces. In open pit, it is a topography of the pit. In the underground, it is a 3D laser scan of the working faces
“Au” is the chemical symbol for gold.
“backfill” is waste material used to fill and support the void created by mining an ore body.
“ball milling” is grinding ore with the use of grinding media consisting of steel balls.
“C1” refers to cash operating cost. Cash operating costs include the costs of operating the site, including mining, processing and administration. They do not include royalties and production taxes, amortization, reclamation costs, financing costs or capital development (initial and sustaining) or exploration costs.
“CBCA” is the Canada Business Corporations Act.
“CIM” is the Canadian Institute of Mining, Metallurgy and Petroleum.
“CoS” is the Council of State
“Cu” is the chemical symbol for copper.
“cyanidation” is the process of extracting gold or silver through dissolution in a weak solution of sodium cyanide.
“decline” is an underground passageway connecting one or more levels in a mine and providing adequate access for heavy, self-propelled equipment. These underground openings are often driven in a downward spiral, much the same as a spiral staircase.
“diamond drilling” is a type of drilling that uses a diamond bit, which rotates at the end of long hollow metal rods (called drill rods). The opening at the end of the diamond bit allows a solid column of rock to move up into the drill rod and be recovered for observation and sampling.
“dilution” is waste material not separated from mined ore that was below the calculated economic cut-off grade of the deposit. Dilution results in increased tonnage mined and reduced overall grade of the ore.
“dip” is the angle that a planar geological structure forms with a horizontal surface, measured perpendicular to the strike of the structure.
“doré” is unrefined gold and silver in bullion form.
“dyke” is an intrusive rock unit that has an approximately planar form that generally cuts across layering in adjacent rocks.
“EIS” is an Environmental Impact Study.
“EIA” is an Environmental Impact Assessment.
“fault” is a planar surface or planar zone of rock fracture along which there has been displacement of a few centimetres or more.
“fire assay” is a type of analytical procedure that involves the heat of a furnace and a fluxing agent to fuse a sample to collect any precious metals (such as gold) in the sample. The collected material is then analyzed for gold or other precious metals by gravimetric or spectroscopic methods.
“flotation” is a process by which some mineral particles are induced to become attached to bubbles and float, and other particles to sink, so that the valuable minerals are concentrated and separated from the host rock.
“gangue” are minerals that are sub-economic to recover as ore.
“grade” is the weight of precious metals in each tonne of ore.
“g” is a gram.
“g/t” is grams of gold per metric tonne.
“ha” is a Hectare.
“heap leaching” is the process of stacking ore in a heap on an impermeable pad and percolating a solution through the ore that contains a leaching agent such as cyanide. The gold that leaches from the ore into the solution is recovered from the solution by carbon absorption or precipitation. After adding the leaching agent, the solution is then recycled to the heap to effect further leaching.
“HDPE” is high density polyethylene and is used as an impermeable geomembrane for heap leaching.
“host rock” is the body of rock in which mineralization of economic interest occurs.
“HPGR” is high-pressure grinding roll
“HQ” denotes a specific diameter of diamond drill core, namely 63.5 mm.
“hydrocyclones” is a classification method for milled ore that produces a portion of properly sized material that proceeds to the next processing step and a portion of coarser material that returns to the mill for further grinding.
“ICP” is inductively-coupled plasma.

“Kassandra Mines” consists of the Olympias Mine, the Skouries deposits and the two existing mines known as the Stratoni Mine (Madem Lakkos, a previously mined deposit and Mavres Petres)
“km” is a kilometre.
“km2” is a square kilometre.
“ktpa” is one thousand tonnes per annum.
“leach” is gold being dissolved in cyanide solution in heap leaching or in tanks in a processing plant (agitated leach, carbon in pulp, carbon in leach).
“leach pad” is the impermeable pad and the ore stacked on top for the recovery of gold and silver.
“LOM” is life of mine.
“m” is a metre.
“M” is a million.
“Material Shareholder” means a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company.
“metallurgy” is the science of extracting metals from ores by mechanical and chemical processes and preparing them for use.
“mill” is a plant where ore is crushed and ground to expose metals or minerals of economic value, which then undergo physical and/or chemical treatment to extract the valuable metals or minerals.
“mineral reserve” means the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral reserves are those parts of mineral resources that, after applying all mining factors, result in an estimated tonnage and grade that, in the opinion of the qualified person(s) making the estimates, is the basis of an economically viable project after taking account of all relevant processing, metallurgical, economic, marketing, legal, environment, socio-economic and government factors. The term “mineral reserve” need not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received. It does signify that there are reasonable expectations of such approvals. Mineral reserves fall under the following categories:
a.“proven mineral reserve” means the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.
b.“probable mineral reserve” means the economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.
“mineral resource” means a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources fall under the following categories:
c. “measured mineral resource” means that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.
d. “indicated mineral resource” means that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.
“inferred mineral resource” means that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence, limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.
“mineralization” is the rock containing minerals or metals of potential economic interest.
“mm” is a millimetre.
“monzonite” is a coarse-grained intrusive rock containing less than 10 percent quartz.

“MOE” is the Ministry of Environment of Greece.
“Mt” is a million tonnes.
“Mtpa” is a million tonnes per annum.
“NI 43-101” is National Instrument 43-101 – Standards of Disclosure for Mineral Projects.
“NQ” denotes a specific diameter of diamond drill core, namely 47.6 mm.
“NSR” is net smelter return.
“NYSE” is the New York Stock Exchange.
“open pit mine” is an excavation for removing minerals that is open to the surface,
“ore” is a natural aggregate of one or more minerals that, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated.
“ounce” or “oz” is a troy ounce, equal to 31.103 grams.
“paste fill” refers to a blended material that is used to fill open stopes or voids in the underground operations. This material may contain rock, tailings material, sand and cement.
“Pb” is the chemical symbol for lead.
“PEIA” is a preliminary environmental impact assessment.
“pH” is a measure of the acidity of a material.
“phyllite” is a metamorphic rock containing fine-grained, planar-oriented mica minerals. This orientation imparts a layering to the rock.
“potassic” is an alteration type characterized by the pressure of potassium, feldspar and biotite.
“ppb” is parts per billion.
“ppm” is parts per million.
“QA” is quality assurance.
“QC” is quality control.
“QMX” is QMX Gold Corporation.
“ramp” is an inclined underground tunnel that provides access for mining or a connection between the levels of a mine.
“recovery” is a multiple disciplinary term. Its main usage in this report refers to metallurgical recovery, stated as a percentage, to indicate the proportion of valuable material obtained in the processing of an ore. It is also used to imply a type of mineral process. The term also has application in mining where it refers to the proportion of ore extracted by the mining method and sent to the mineral process facility. Core recovery refers to the percentage of rock retrieved by diamond drilling.
“ROM” pertains to the ore that has been mined but not crushed.
“SAG” is a semi-autogenous grinding, a method of grinding rock into fine powder whereby the grinding media consist of larger chunks of rocks and steel balls.
“shaft” is a vertical or sub-vertical passageway to an underground mine for moving personnel, equipment, supplies and material, including ore and waste rock.
“SRM” is standard reference material.
“stope” is an underground excavation from which ore is being extracted.
“strike” is an azimuth of a plane surface aligned at right angles to the dip of the plane used to describe the orientation of stratigraphic units or structures.
“sustaining capital” are those expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at our projects and certain expenditures at our operating sites which are deemed expansionary in nature.
“tailings” is the material that remains after all metals or minerals of economic interest have been removed from ore during milling.
“TMF” refers to a tailings management facility. These facilities are designed to store process tailings for the long term. Process tailings might have potentially reactive materials and if so, would then be stored in a lined facility.
“tonne” is a metric tonne: 1,000 kilograms or 2,204.6 pounds.
“TSX” is the Toronto Stock Exchange.
“waste” is barren rock in a mine, or mineralized material that is too low in grade to be mined and milled at a profit.
“wmt” is a wet metric tonne.
“Zadra process” is a chemical process whereby gold is recovered from carbon and returned to solution for electrowinning.
“Zn” is the chemical symbol for zinc.